Exhibit 99.2

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

among

ROGERS COMMUNICATIONS INC.

and

ROGERS COMMUNICATIONS CANADA INC.

and

BACKHAUL NETWORK SERVICES INC.

and

MAPLE CONNECT ISSUER LP

April 4, 2025

Page

ARTICLE 1 INTERPRETATION		2
1.1	Defined Terms.	2
1.2	Schedules.	12
1.3	Headings and Table of Contents.	13
1.4	Gender and Number.	13
1.5	Meaning of Certain Terms.	13
1.6	Currency.	13
1.7	Statutes.	13
1.8	Knowledge.	14
1.9	Non-Business Days.	14
1.10	Invalidity of Provisions.	14
1.11	Entire Agreement.	14
1.12	Third-Party Beneficiaries.	16
1.13	Waiver, Amendment.	16
1.14	Governing Law.	17
1.15	Drafting.	17
ARTICLE 2 SUBSCRIPTION		17
2.1	Subscription for Purchased Shares	17
2.2	Closing.	17
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18
3.1	Representations and Warranties of the Company.	18
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE ROGERS PARTIES		21
4.1	Representations and Warranties of the Rogers Parties.	21
ARTICLE 5 REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS OF THE INVESTOR		24
5.1	Representations and Warranties of the Investor.	24
ARTICLE 6 PRE-CLOSING COVENANTS OF THE PARTIES		30
6.1	Conduct of Business Prior to Closing.	30
6.2	Financing	31
6.3	Financing Cooperation.	34
6.4	Pre-Closing Contribution.	34

- i -

(Continued)

Page

6.5	Recharacterization Event.	35
6.6	Access to Books and Records.	35
ARTICLE 7 CONDITIONS OF CLOSING		36
7.1	Efforts to Close.	36
7.2	Conditions for the Benefit of All Parties.	37
7.3	Conditions for the Benefit of the Investor.	37
7.4	Conditions for the Benefit of the Rogers Parties and the Company.	39
ARTICLE 8 TERMINATION		40
8.1	Grounds for Termination.	40
8.2	Termination by Investor.	40
8.3	Termination by the Rogers Parties and the Company.	41
8.4	Effect of Termination.	42
ARTICLE 9 POST-CLOSING COVENANTS		43
9.1	Further Assurances	43
ARTICLE 10 INDEMNIFICATION; REMEDIES		44
10.1	Survival and Limitation of Representations and Warranties.	44
10.2	Indemnification in favour of the Investor by RCI, RCCI and the Company.	44
10.3	Indemnification in favour of RCI, RCCI and the Company by the Investor.	44
10.4	Time Limitations.	44
10.5	Limitation on Liability.	45
10.6	Notification.	46
10.7	Defense of Third Party Claim.	46
10.8	Payments; Calculation of Losses.	47
10.9	Fraud.	48
10.10	Remedies.	48
ARTICLE 11 ARBITRATION		48
11.1	Arbitration Procedure	48
ARTICLE 12 GENERAL CONTRACT PROVISIONS		49
12.1	Assignment.	49
12.2	Enurement.	49

- ii -

(Continued)

Page

12.3	Confidentiality; Press Releases.	49
12.4	Guarantee.	50
12.5	Notices.	50
12.6	Specific Performance.	52
12.7	Time is of the Essence.	53
12.9	Expenses.	53
12.10	Independent Legal Advice.	54
12.11	Counterparts.	54
12.12	Debt Financing Sources.	54

- iii -

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is effective as of the 4th day of April, 2025.

A M O N G:

ROGERS COMMUNICATIONS INC., a corporation existing under the Laws of the Province of British Columbia

(“RCI”),

- and -

ROGERS COMMUNICATIONS CANADA INC., a corporation existing under the Laws of Canada

(“RCCI”),

- and -

BACKHAUL NETWORK SERVICES INC., a corporation existing under the Laws of the Province of Alberta

(the “Company”),

- and -

MAPLE CONNECT ISSUER LP, an exempted limited partnership existing under the Laws of the Cayman Islands, acting through its general partner, MAPLE GP HOLDINGS LTD., an exempted company existing under the Laws of the Cayman Islands

(the “Investor”).

RECITALS

WHEREAS, the Parties desire that, subject to the terms and conditions of this Agreement, the Investor subscribe for, and the Company issue to the Investor, the Purchased Shares in exchange for payment of an amount equal to the Subscription Price;

AND WHEREAS, upon completion of the Investor’s subscription and payment for the Purchased Shares pursuant to this Agreement, RCCI will be the registered and beneficial owner of 501 Class A Shares, representing 50.1% of the issued and outstanding Shares, and the Investor will be the registered and beneficial owner of 125 Class B Shares and 374 Class C Shares, representing 49.9% of the issued and outstanding Shares;

AND WHEREAS, the parties hereto acknowledge and agree that the Shares are intended to be equity for all purposes.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:

Article 1

INTERPRETATION

1.1	Defined Terms.

In this Agreement, except where the context otherwise requires, the following terms will have the following meanings:

“Accredited Investor” has the meaning assigned to such term in Rule 501(a) of Regulation D promulgated under the Securities Act.

“Action” means any suit, litigation, arbitration, mediation, claim, complaint, dispute, action, charge, demand, grievance, audit, investigation, inquiry, inspection, review, survey, examination, notice letter or other proceeding.

“Adverse Effect on Financing” has the meaning assigned thereto in Section 6.2(a).

“Adverse Law Event” means, at any time, if:

(a)
with respect to RCI or any of its Subsidiaries (including any member of the Corporate Group), any Authorization of such Person which is material to RCI and its Subsidiaries (including the Corporate Group), taken as a whole, is, or could reasonably be expect to be, revoked, terminated, lost, cancelled, barred from renewal or is made subject to a material restriction, limitation or condition, in each case, as a result of the announcement, execution or performance of the Transaction Documents or the ownership of the Company by any of the Shareholders; or

(b)
(i) a law is enacted; or (ii) there is any government action or proceeding which would reasonably be expected to become a law, in either case of (i) or (ii), which makes, or would reasonably be expected to make, the continued performance of the Transaction Documents or the ownership of the Company by any of the Shareholders unlawful.

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), Controls, is Controlled by, or is under common Control with such Person; provided that, for greater certainty, (a) none of the Investor or its Affiliates shall be deemed to be an “Affiliate” of RCI, RCCI or any of their respective Affiliates by virtue of their ownership of Shares, (b) the Investor shall not be deemed to be an “Affiliate” of the Company or its Subsidiaries and (c) RCI, RCCI and their respective Affiliates shall each be deemed an “Affiliate” of each other and the Company and its Subsidiaries.

“Agreement” has the meaning assigned thereto in the recitals to this Agreement.

“Anti-Corruption Laws” means any Law of any applicable jurisdiction concerning or relating to the prevention or prohibition of bribery or corruption, including, but not limited to, the FCPA, the CFPOA and the UK Bribery Act 2010, as amended.

“Anti-Money Laundering Laws” means any Law of any applicable jurisdiction relating to the prevention of prohibition of money laundering or terrorism financing and applicable in respect of the transactions contemplated by the Transaction Documents, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, the Criminal Code (Canada) and the regulations made thereunder, as amended and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 (Title III of Pub. L. No. 107-56, signed into law October 26, 2001), as amended.

“Arm’s Length” has the meaning assigned to such term in the Tax Act.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, variance, waiver, grant, license, sublicense, certificate, certification, registration, agreement, directive, notice, or similar authorization of any Governmental Entity having jurisdiction over such Person.

“Backhaul” means the transmission of cellular Data to (and from) Connecting Points of (a) the Cell Sites and (b) the Core Network.

“Backhaul Business” means the business of operating and providing Backhaul in Ontario and Alberta.

“Backhaul Business Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the Backhaul Business, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Backhaul Business operates or carries on its business;

(b)
any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)
any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic, epidemic or similar event or the worsening thereof;

(e)
any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Backhaul Business operates or carries on its business;

(f)
the failure of the Backhaul Business to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Backhaul Business Material Adverse Effect unless otherwise excluded by clauses (a) through (h));

(g)
the announcement, execution or implementation of this Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Rogers Parties or the Company with any of their current or prospective employees, customers, clients, shareholders, financing sources, distributors, suppliers, licensors, counterparties, regulators, insurance underwriters, or partners; or

(h)
any action taken (or omitted to be taken) by the Rogers Parties or the Company which is required to be taken (or omitted to be taken) pursuant to (i) this Agreement or that is consented to by the Investor in writing, or (ii) applicable Law, provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Backhaul Business, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Backhaul Business operates, such effect may be taken into account in determining whether a Backhaul Business Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Backhaul Business Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Backhaul Business Material Adverse Effect has occurred.

“Backhaul Equipment” means the equipment, material and infrastructure and other similar physical assets necessary for the proper functioning of the Backhaul, which includes transmission equipment and other transmission media, including microwave and optical fiber transmission strands and links.

“Backhaul Services Agreement” means the backhaul services agreement to be entered into between the Rogers Parties and the Company in the form attached as Schedule C to the Disclosure Letter, as may be supplemented or modified in accordance with Section 6.4.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which the main branches of commercial banks in Toronto, Ontario are not open for business during normal business hours.

“BXCI” means, collectively, Blackstone Private Credit Strategies LLC and its Affiliates within the credit and insurance-focused business of Blackstone Inc. and any funds or accounts managed, advised or sub-advised by Blackstone Private Credit Strategies LLC or its Affiliates within the credit and insurance-focused business of Blackstone Inc. (but excluding portfolio companies thereof).

“Call Date” has the meaning assigned to such term in the Company USA.

“Call Option” has the meaning assigned to such term in the Company USA.

“Call Price” has the meaning assigned to such term in the Company USA.

“Cell Sites” means the physical locations used for the transmission of cellular Data, including cell towers, roof top sites, small cells, distributed antenna systems and similar infrastructure, and the applicable Facilities, as identified in schedule 1.123(A) of the Backhaul Services Agreement.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada), as amended.

“Class A Shares” means the class A shares in the capital of the Company.

“Class B Shares” means the class B shares in the capital of the Company.

“Class C Shares” means the class C shares in the capital of the Company.

“Closing” has the meaning assigned thereto in Section 2.2(a).

“Closing Date” has the meaning assigned thereto in Section 2.2(a).

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time mutually agreed to by the Parties.

“Commitment Documents” has the meaning assigned thereto in Section 5.1(h)(ii).

“Company” has the meaning assigned thereto in the recitals to this Agreement.

“Company Indemnified Persons” means the Company, the Rogers Parties, their respective Affiliates and their successors and permitted assigns.

“Company USA” means the unanimous shareholder agreement of the Company to be entered into between the Rogers Parties, the Company and the Investor in the form attached hereto as Exhibit A.

“Confidentiality Agreement” has the meaning assigned thereto in Section 12.1.

“Connecting Point(s)” means the physical points where Backhaul Equipment is connected to the Equipment of the Cell Sites and Core Network.

“Consent Solicitation Statements” means, collectively, the consent solicitation statements attached as Schedules E, F and G to the Disclosure Letter.

“Contracts” means all legally binding contracts, agreements, leases, indentures, deeds of trust, licenses, instruments, arrangements, understandings or other commitments and orders, whether written or oral.

“Contribution Agreement” means the contribution agreement to be entered into between the Rogers Parties and the Company in the form attached as Schedule A to the Disclosure Letter, as may be supplemented or modified in accordance with Section 6.4.

“Contribution Date” has the meaning assigned thereto in Section 6.4.

“Control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise and the words “Controlled by”, “Controlling” and similar words have corresponding meanings.

“Core Network” means the Rogers Group’s mobile core network in Ontario and Alberta made up of all products, cabling, hardware and software beyond the A3 router ports connected to the internet protocol core and the mobile management entities, and any applicable New Technology thereto or deployed therein, at the Facilities identified in schedule 1.1.23(B) of the Backhaul Services Agreement.

“Corporate Group” means, collectively, the Company and its Subsidiaries.

“Data” means electronic information, including data from end users, roaming partners, mobile virtual network operator partners, wholesale customers and other identified sources.

“Data Room” has the meaning assigned thereto in Section 1.5.

“Debt Financing” has the meaning assigned thereto in Section 5.1(h)(i).

“Debt Financing Documents” has the meaning assigned thereto in Section 12.12.

“Debt Financing Sources” means the Persons (and their respective partners, shareholders, members directors, officers, employees, advisors, agents and representatives of the foregoing and their successors and assigns) that have entered into the Note Purchase Agreement.

“Determination Date” has the meaning assigned thereto in Section 10.5(a).

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Rogers Parties and the Company to the Investor with this Agreement.

“Dispute” has the meaning assigned thereto in Section 11.1.

“Equipment” means all machinery, equipment, appliances, chattels, tools, fixtures, software and other property of every kind and nature whatsoever used by the Rogers Group in connection with the operation of the Cell Sites or Core Network, as applicable (including any applicable New Technology).

“Equity Commitment Letter” has the meaning assigned thereto in Section 5.1(h)(ii).

“Equity Financing” has the meaning assigned thereto in Section 5.1(h)(ii).

“Equity Investors” has the meaning assigned thereto in Section 5.1(h)(ii).

“Facilities” means the facilities housing the Connecting Points.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Financing” means, together, the Debt Financing and the Equity Financing.

“Financing Sources” has the meaning assigned thereto in Section 5.1(h)(ii).

“Governmental Entity” means any (a) international, multinational, national, federal or central, state, regional, provincial, territorial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, commissioner, board, bureau, agency, tribunal, minister, governor-in-council, cabinet, official, judicial body, arbitrator, division or instrumentality, domestic or foreign, (b) any subdivision or authority of any entity listed in clause (a), (c) any applicable stock exchange or (d) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of any of the above. The above definition is deemed to include any interim or permanent transferee or successor of a Governmental Entity’s underlying mandate, function or activity.

“Guarantee” means the guarantee of the Equity Investors in favor of the Company pursuant to which the Equity Investors will guarantee certain obligations of the Investor in connection with this Agreement.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indebtedness” means, in respect of the Company: (a) all obligations for borrowed money (including principal, accrued interest, premiums and penalties), (b) all obligations evidenced by bonds, debentures, notes or other similar instruments, (c) all accrued obligations to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit or other similar instrument and (d) all Indebtedness guaranteed by such Person.

“Indemnified Party” has the meaning assigned thereto in Section 10.6.

“Indemnifying Party” has the meaning assigned thereto in Section 10.6.

“Indentures” means the meaning assigned to such term in each of the Consent Solicitation Statements.

“Insurance Policy” means an insurance policy covering the Company and its Affiliates in respect of certain matters associated with the payment of distributions to the Investor and payment of the purchase price to the Investor pursuant to the exercise of the Call Option.

“Interim Period” means the period between the date of this Agreement and Closing.

“Investment Company Act” has the meaning assigned thereto in Section 5.1(o).

“Investor” has the meaning assigned thereto in the recitals to this Agreement.

“Investor Closing Certificate” has the meaning assigned thereto in Section 7.4(a).

“Investor Expenses” has the meaning assigned thereto in Section 12.9(b).

“Investor Financing” means any financing, funding, capitalization, guarantee or similar or related arrangement of the Investor or its transferees, including the Financing.

“Investor Indemnified Person” means the Investor and its successors and permitted assigns.

“IRU Agreement” means the agreement to be entered into between the Rogers Parties and the Company in the form attached as Schedule B to the Disclosure Letter, as may be supplemented or modified in accordance with Section 6.4.

“Laws” means any and all (a) constitutions, treaties, statutes, laws (including common law, civil law and general principles of equity), by-laws, rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Entity, (b) any consents or approvals of any Governmental Entity, and (c) any Orders, writs, decisions, advisory or interpretative opinions of, or agreements with, any Governmental Entity.

“Lien” means, with respect to any property or other asset, any mortgage, charge, pledge, hypothec, option prior claim, power of sale, security interest, security agreement, debenture, trust deed, conditional sales contract, assignment, lien (statutory or otherwise), right of pre-emption, right of first refusal, non-disposal undertaking, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which secures payment, performance of an obligation or claim against a proprietary right, and includes an agreement to create any of the foregoing.

“Losses” means any loss, liability, claim, damage (including applicable Taxes), penalty, fine, cost or expense (including legal fees and expenses), provided that Losses shall not include any indirect, special, incidental, punitive, exemplary or consequential damages of any kind, except to the extent such indirect, special, incidental, punitive, exemplary or consequential damages are actually awarded by a final, non-appealable decision by a court of competent jurisdiction or arbitrator to a third party.

“Management Services Agreement” means the management services agreement to be entered into between the Rogers Parties and the Company in the form attached as Schedule D to the Disclosure Letter.

“New Technology” means any replacement, upgrade and/or successor technology to the Core Network and/or the Cell Sites;

“Non-Recourse Party” means, with respect to a Party, any of such Party’s or its Affiliates’ former, current and future direct or indirect equity holders, controlling Persons, directors, managers, officers, employees, legal counsel, financial advisors, agents, representatives, Affiliates, members, general or limited partners, successors or assignees (or any former. current or future equity holder, controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).

“Note Purchase Agreement” has the meaning assigned thereto in Section 5.1(h)(i).

“Notes” means the meaning assigned to such term in each of the Consent Solicitation Statements.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means a judgment, order, writ, injunction, decision, award or decree of any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, and is taken in the ordinary course of normal day-to-day operations of such Person.

“Out of Pocket Expenses” has the meaning assigned to such term in the Company USA.

“Outside Date” means July 15, 2025 or such later date as may be agreed to in writing by the Parties.

“Parties” means, collectively, RCI, RCCI, the Company and the Investor, and “Party” means any one of them, as the context requires.

“Permitted Holder” has the meaning assigned to such term in the Company USA.

“Permitted Liens” means any the following Liens which (a) are not incurred in connection with any extension of credit and do not secure any indebtedness or obligation for borrowed money and (b) do not materially detract from the value of the property of the Backhaul Business or materially impair the use of any Contributed Assets: (i) minor encroachments over neighboring lands and any fences or concrete curbs; (ii) any minor defect or irregularities in title, variation and other similar restrictions or encumbrances; (iii) statutory Liens in favor of lessors in the ordinary course of the business; (iv) any zoning, entitlements, building codes or other land use or environmental regulations, ordinances or similar legal requirements, in each case, imposed by any Governmental Entity or other requirement of law; (v) subsisting reservations, limitations, provisos, conditions or exceptions contained in any original grant of the land or any portion thereof or interest therein from the Crown; (vi) statutory exceptions, reservations or qualifications to title and any rights reserved to or vested in any Person by any statutory provision; (vii) Liens for property taxes not yet due and delinquent or, if due, the validity of which is being contested in good faith and in respect of which adequate reserves are maintained in accordance with IFRS (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed); (viii) Liens arising by operation of Law or securing carriers’, warehousemen’s, mechanics’, workers’, suppliers’, contractors’, builders’, architects’, engineers’, materialmen’s and other such similar Liens incurred in the ordinary course which, in each case, have not at such time been filed pursuant to law or which relate to obligations not due and payable or, if overdue, are being contested in good faith by appropriate proceedings and in respect of which adequate reserves are maintained in accordance with IFRS; and (ix) Liens arising solely by operation of law over any credit balance or cash held in an account with a financial institution.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency (including any Governmental Entity), authority or entity however designated or constituted.

“Purchased Shares” means, collectively, 125 Class B Shares and 374 Class C Shares.

“RCCI” has the meaning assigned thereto in the recitals to this Agreement.

“RCCI Shares” means 501 Class A Shares to be issued to RCCI pursuant to the Contribution Agreement.

“RCI” has the meaning assigned thereto in the recitals to this Agreement.

“RCI Demand CAD Promissory Note” means the non-interest bearing, unsecured and subordinated demand promissory note between RCI and the Company to be dated as of the Closing Date and denominated in Canadian currency, in the form attached as Schedule H to the Disclosure Letter.

“RCI Demand Promissory Notes” means the RCI Demand CAD Promissory Note and the RCI Demand USD Promissory Note and “RCI Demand Promissory Note” means either of them.

“RCI Demand USD Promissory Note” means the non-interest bearing, unsecured and subordinated demand promissory note between RCI and the Company to be dated as of the Closing Date and denominated in the currency of the United States of America, in the form attached as Schedule I to the Disclosure Letter.

“Recharacterization Event” means the occurrence of each of the following: (i) one or more of S&P Global Ratings, a division of S&P Global Inc., Moody’s Investors Service, Inc. or DBRS Limited have formally effected a change to their respective treatment of the transactions contemplated by the Transaction Documents from “equity” treatment to “debt” treatment (such change, a “Recharacterization Determination” and, the ratings agency formally effecting such change, each, a “Subject Ratings Agency”) and RCCI has delivered written notice of such Recharacterization Determination (together with all reasonable supporting detail, including any written communications provided by the applicable Subject Ratings Agency with respect thereto) to the Investor (the date such notice is received by the Investor, a “Recharacterization Notice Date”) and (ii) prior to the Closing, the applicable Subject Ratings Agency has not rescinded, withdrawn or otherwise reversed its Recharacterization Determination.

“Remedies Exception” has the meaning assigned to it in Section 3.1(c).

“Requisite Consents” shall have the respective meanings assigned thereto in each of the Consent Solicitation Statements.

“Restricted Party” means any Person that is: (a) designated on any Sanctions-related list of proscribed Persons; (b) incorporated, domiciled or ordinarily resident in any Sanctioned Jurisdiction; (c) owned (50% or greater) or Controlled by, directly or indirectly, or acting on behalf of, a Person or Persons described in item (a) or (b); or (d) otherwise the subject or target of Sanctions.

“Rogers Group” means, collectively, RCI and its Subsidiaries (including RCCI but excluding the Company).

“Rogers Material Adverse Effect” has the meaning assigned to it in the Company USA, except that any reference to the “Corporate Group” shall be deemed to be a reference to the “Backhaul Business”.

“Rogers Party” or “Rogers Parties” means either RCI or RCCI (as the context indicates) if used in the singular and both RCI and RCCI if used in the plural.

“Sanctioned Jurisdiction” means any country or territory that is the subject of comprehensive Sanctions broadly prohibiting dealings with such country or territory (as of the date hereof, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation and the Crimea region of Ukraine).

“Sanctions” means any Law relating to economic or financial sanctions or trade embargoes, including any such Law administered, enacted or enforced by: (a) the United States (including OFAC and the U.S. Department of State); (b) the European Union and any of its member states; (c) the United Nations Security Council; (d) the United Kingdom (including His Majesty’s Treasury); (e) Canada; or (f) other similar Governmental Entity with regulatory authority over the Parties and their respective operations from time to time.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder” means any Person who is a holder of Shares.

“Shares” means, collectively, the Class A Shares, Class B Shares and Class C Shares.

“Subject Courts” has the meaning assigned thereto in Section 12.12.

“Subscription Price” has the meaning assigned thereto in Section 2.1.

“Subsidiary” means a subsidiary within the meaning of National Instrument 45-106 – Prospectus Exemptions.

“Surviving Claims” has the meaning assigned thereto in Section 8.4(d).

“Tax” or, collectively, “Taxes” means any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, including all supranational, national, federal, provincial, state, local, foreign or other taxes whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to income, branch, earnings, profits, capital gains, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, GST/HST, value added, license, franchise, environmental, transfer, withholding or similar, payroll, employment, employer health, Canada Pension Plan, provincial pension plan and other government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp, occupation, premium, alternative or add-on minimum, and transfer, gift, production, real or personal property, import or export and customs duties, including estimated taxes and all interest, penalties, fines, or other additions to tax imposed by any Governmental Entity in respect thereof and any liability for the payment of any amounts of the type described above as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“Tax Act” means the Income Tax Act (Canada).

“Termination Fee” has the meaning assigned thereto in Section 8.4(b).

“Third-Party Beneficiaries” has the meaning assigned thereto in Section 1.12.

“Transaction Documents” means, collectively, this Agreement, the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes.

1.2	Schedules.

The following are the schedules attached to this Agreement (each, a “Schedule”):

Exhibit A	-	Form of Company USA

Schedule 5.1(q)	-	Bad Actor Representations

Schedule 11.1(a)	-	Dispute Resolution Procedure

Schedule 11.1(b)	-	Specific Performance Dispute Resolution Expedited Arbitration Procedure

Schedule 7.3(a)	-	Form of Company Closing Certificate

Schedule 7.3(b)	-	Form of Rogers Closing Certificate

Schedule 7.4(a)	-	Form of Investor Closing Certificate

Schedule 10.5(b)	-	Investor Financing Costs

The Schedules and the Disclosure Letter form an integral part of this Agreement for all purposes of it.

1.3	Headings and Table of Contents.

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.4	Gender and Number.

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.5	Meaning of Certain Terms.

The terms “includes” or “including” means includes without limitation or including without limitation, as the case may be; the terms “or,” “either” and “any” are not exclusive; the terms “hereof,” “herein,” “hereto,” “hereby,” “hereunder” and terms of similar import refer to this Agreement as a whole and not to any particular Article or Section hereof; the phrase “to the extent” means the degree to which the subject or matter thereof extends or applies and such phrase does not mean simply “if”; the terms “shall” and “will” have equal meaning, force and effect and connote an obligation and an imperative, rather than a futurity; and any reference to a “Subsidiary” or “Affiliate” in respect of a Person shall mean, on the date hereof or any time hereinafter or heretofore, any Subsidiary or Affiliate of such Person, from time to time, at such time. The phrase “made available”, when used in reference to a document, means that the document was delivered or provided to the Investor or made available for viewing in the electronic data room established by the Rogers Parties as of 5:00 p.m. (Toronto time) on April 2, 2025 (the “Data Room”).

1.6	Currency.

Except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in United States dollars.

1.7	Statutes.

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute (or regulations promulgated thereunder) thereto. Any reference herein to a particular provision or part of any statute will include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof. Any reference herein to the Tax Act shall also include a reference to any applicable and corresponding provision under the income tax laws of a province or territory of Canada.

1.8	Knowledge.

(a)
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any Rogers Party or the Company, it will be deemed to refer to the knowledge of the Chief Financial Officer, Chief Technology Officer and the Chief Legal Officer and Corporate Secretary of RCI, after due and diligent inquiry of such appropriate officers and employees of the Rogers Group as such individuals consider necessary as to the matters that are the subject of the representations and warranties.

(b)
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Investor, it will be deemed to refer to the knowledge of Mark Rutledge and Martin Quintanar, after due and diligent inquiry of such appropriate officers and employees of the Investor and BXCI as such individuals consider necessary as to the matters that are the subject of the representations and warranties.

1.9	Non-Business Days.

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on and not later than the next succeeding Business Day.

1.10	Invalidity of Provisions.

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Laws, but if any term or other provision of this Agreement, or any corresponding term or other provision of any other Transaction Document is held to be invalid, illegal or unenforceable under applicable Laws, all other provisions of this Agreement and the corresponding provisions of the other Transaction Documents shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and thereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement or any corresponding term or other provision of the other Transaction Documents is invalid, illegal or unenforceable under applicable Laws, the Parties shall negotiate in good faith to modify this Agreement and the other Transaction Documents, as applicable, so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby and thereby are consummated as originally contemplated to the greatest extent possible.

1.11	Entire Agreement.

(a)
This Agreement and the other Transaction Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties in respect of the subject matter contained herein and therein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the Parties with respect to such subject matter. Each of the Parties acknowledges and agrees that in executing this Agreement: (i) the intent of the Parties in this Agreement and the other Transaction Documents is that this Agreement and the other Transaction Documents shall constitute an unseverable and single agreement of the Parties and the parties thereto with respect to the transactions contemplated hereby and thereby; (ii) it waives, on behalf of itself and each of its Affiliates, any claim or defense based upon the characterization that this Agreement and the other Transaction Documents are anything other than a true single agreement relating to such matters; and (iii) the matters set forth in this Section 1.11 constitute a material inducement to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby.

(b)
Each of the Parties stipulates and agrees: (i) not to challenge the validity, enforceability or characterization of this Agreement and the other Transaction Documents as a single, unseverable instrument pertaining to the matters that are the subject of such agreements; (ii) this Agreement and the other Transaction Documents shall be treated as a single integrated and indivisible agreement for all purposes, including the insolvency of any Party; and (iii) not to assert or take or omit to take any action inconsistent with the agreements and understandings set forth in this Section 1.11.

(c)
The Parties acknowledge and agree that prior drafts of the Transaction Documents which were exchanged among such parties will be deemed not to provide any evidence as to the meaning of any provision hereof or thereof or the intent of the Parties with respect to such provisions and that such drafts will be deemed joint work product of such parties. The Parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the matters contemplated in the Transaction Documents exclusively in contract pursuant to the express terms and provisions thereof. Furthermore, the Parties each hereby acknowledge that the Transaction Documents embody the justifiable expectations of sophisticated parties derived from Arm’s Length negotiations.

(d)
The Parties acknowledge and agree that nothing in this Section 1.11 shall: (i) result in any Person being considered a party to any Transaction Document unless such Person is expressly named as a party therein; (ii) grant any right or cause of action in, or on behalf of, any Person under any Transaction Document (whether as a third party beneficiary or otherwise) unless such Person is expressly granted a right or cause of action; or (iii) result in any term being incorporated or read into any Transaction Document unless such term is contained in the Transaction Document, respectively, provided that nothing in this Section 1.11 shall affect the rights of the Investor Shareholder or the Investor Directors (each as defined in the Company USA) under section 2.25.4 of the Company USA.

(e)
Notwithstanding the foregoing, the inclusion of the RCI Demand Promissory Notes in this Section 1.11, with respect to any interpretation, purpose, meaning, administration or enforcement of any of the terms of the Transaction Documents, shall not result in or give rise to a claim under the RCI Demand Promissory Notes for any obligations of the Rogers Parties under any Transaction Documents other than with respect to (x) the stated principal owed under the RCI Demand

Promissory Notes by RCI in accordance with the terms thereof or (y) section 7 of the RCI Demand Promissory Notes solely to the extent permitted thereunder, it being understood that the Indemnified Parties as their sole remedy under the RCI Demand Promissory Notes with respect to section 7 thereof shall be entitled to seek an injunction or injunctions or a declaration or declarations to compel specific performance by the Rogers Parties of their obligations under such provisions and to prevent breaches or threatened breaches thereof in accordance with Section 12.6, (collectively, the “Note Enforcement Recourses”). In furtherance thereof, the Company and the Investor hereby acknowledge the foregoing and agree to waive and release and not allege or assert any claim or threaten or commence any proceeding or action against the Rogers Parties under or in connection with the RCI Demand Promissory Notes other than the Note Enforcement Recourses, it being agreed that any claim against any Rogers Party under or in respect of the Transaction Documents with respect to any amounts, excluding the Note Enforcement Recourses, shall be alleged, asserted, threatened or commenced as a claim in damages for breach of contract and not as a claim in debt for amounts owing under or in connection with the RCI Demand Promissory Notes.

1.12	Third-Party Beneficiaries.

Except as provided in this Section 1.12 and Section 12.12, the Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties and no Person, including any past, present or future director, officer, employee, consultant, advisor, incorporator, member, partner, stockholder, Affiliate, agent, lawyer, accountant, financial advisor and strategic and management consultant of any applicable Party to this Agreement, other than the Parties to this Agreement, shall be entitled to rely on the provisions of this Agreement in any Action, hearing or other forum. Notwithstanding the foregoing, the third parties entitled to rights and benefits under this Agreement (the “Third-Party Beneficiaries”) shall have those rights and benefits specifically granted to them under this Agreement, including pursuant to Article 10 and Sections 12.3, 12.8 and 12.12, notwithstanding that they are not parties to this Agreement, and the applicable Party shall hold the rights and benefits in trust for and on behalf of the Third-Party Beneficiaries and such applicable Party hereby accepts such trust and agrees to hold and enforce such benefits or rights on behalf of such Persons.

1.13	Waiver, Amendment.

No amendment, supplement, restatement or replacement (collectively, an “amendment”) to or of this Agreement shall be valid or binding unless it is: (i) executed by the Parties; and (ii) approved on behalf of the Company in accordance with the approvals required under the Company USA. No waiver of any provision of this Agreement shall be effective or binding unless (a) made in writing and signed by the Party purporting to give the same; and (b) if given by the Company, approved on behalf of the Company, if required, in accordance with the approvals required under the Company USA, and, unless otherwise provided in the written waiver, shall be limited to the specific provision waived. Notwithstanding anything to the contrary contained herein, this Section 1.13 and Section 12.12 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

1.14	Governing Law.

Except as provided in Section 12.12, this Agreement shall be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario, and the federal Laws of Canada applicable therein, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the Province of Ontario or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Subject to Section 11.1 and Section 12.12, each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario situated in the City of Toronto (and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice) and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.15	Drafting.

No Party, nor its respective counsel (if applicable), shall be deemed the drafter of this Agreement for purposes of construing or enforcing the provisions hereof, all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement.

Article 2
SUBSCRIPTION

2.1	Subscription for Purchased Shares.

Subject to the terms and conditions of this Agreement, the Investor hereby agrees to subscribe for and purchase at the Closing and the Company agrees to issue and sell to the Investor at the Closing, the Purchased Shares, for an aggregate subscription price (the “Subscription Price”) equal to US$4,850,000,000.

2.2	Closing.

(a)
The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur remotely via electronic exchange of required Closing documentation at 8:00 a.m. (Toronto time) on the date that is eight (8) Business Days following the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions at the Closing), or on or at such other date, time or place as is agreed to in writing by the Rogers Parties, the Company and the Investor. The date on which the Closing actually occurs hereunder is referred to herein as the “Closing Date”.

(b)	At Closing:

(i)	RCI shall:

(A)	deliver or cause to be delivered the Transaction Documents other than this Agreement, duly executed by the Rogers Parties, as applicable; and

(B)	deliver or cause to be delivered the Insurance Policy in a form satisfactory to the Rogers Parties, acting reasonably;

(ii)	the Company shall:

(A)	deliver or cause to be delivered the Transaction Documents other than this Agreement, duly executed by the Company;

(B)	deliver a certified copy of the director and/or shareholder resolutions of the Company approving the matters set forth in Schedule 2.2(b)(ii)(B) of the Disclosure Letter; and

(C)	issue and deliver the Purchased Shares to the Investor against payment of the Subscription Price in accordance with Section 2.2(b)(iii); and

(iii)	the Investor shall:

(A)	deliver or cause to be delivered the Company USA, duly executed by the Investor; and

(B)	pay to the Company, by way of wire transfer of immediately available funds to the account designated in writing by the Company prior to the Closing Date, an amount equal to the Subscription Price.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties of the Company.

The Company represents and warrants to and in favour of the Investor as follows and acknowledges and agrees that the Investor is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Status. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation and has not been discontinued or dissolved under such Laws, and has all requisite corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party.

(b)	Validity of Agreement; No Conflict. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which it is or will be a party and the completion of the transactions contemplated hereby and thereby:

(i)	have been duly authorized by all necessary corporate action on the part of the Company;

(ii)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents, by-laws or other similar documents; and

(iii)	with respect to the issuance and delivery of the Purchased Shares by the Company to the Investor on the terms and conditions contemplated hereunder:

(A)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, in each case, in any material respect, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of any Contract to which it is a party and that is material to the business or operations of the Company;

(B)
do not and will not result in a material breach of, or cause the termination or revocation of, any material Authorization held by the Company that is necessary to the ownership of the Contributed Assets (as defined in the Contribution Agreement) or the operation of the Backhaul Business; and

(C)	do not conflict with or violate, and will not result in a conflict with or the violation of, any applicable Laws.

(c)
Execution and Binding Obligation. Each of the Transaction Documents have been, or will be, duly executed and delivered by the Company and, upon such execution and delivery, constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction (the “Remedies Exception”).

(d)
Issuance of Purchased Shares. The Company has the full power and authority to issue the Purchased Shares. The issuance of the Purchased Shares has been duly authorized and, when issued and delivered against payment of the Subscription Price, the Purchased Shares will be validly issued as fully paid and non-assessable Class B Shares and Class C Shares, as applicable. At the Closing Time, the Investor will be the legal owner of the Purchased Shares and will have good title thereto free and clear of all Liens, other than any Liens granted by the Investor or arising under applicable Laws.

(e)	Capitalization.

(i)
The authorized capital of the Company consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class C Shares, of which 501 Class A Shares, 125 Class B Shares and 374 Class C Shares will have been validly issued and be outstanding immediately following Closing.

(ii)
Except pursuant to the Transaction Documents, there are no outstanding (A) securities convertible or exchangeable into Shares or other securities of the Company, (B) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem Shares or other securities of the Company or (C) equity appreciation, phantom stock, profit participation, distribution, liquidation or similar rights or other equity or equity-based rights with respect to the Company.

(iii)
All of the issued and outstanding Shares have been duly authorized, validly issued, are fully paid and non-assessable, and have not been issued in violation of any preemptive rights, rights of first refusal, rights of first offer or similar rights and are free and clear of any Liens (other than Liens arising under applicable Laws).

(iv)	Immediately following Closing, the Purchased Shares will represent 49.9% of the issued and outstanding Shares and the RCCI Shares will represent 50.1% of the issued and outstanding Shares.

(f)
Required Authorizations. Except for the requirement to register with the Canadian Radio-television and Telecommunications Commission as a non-dominant carrier, no material filing or registration with, notice to or Authorization of, any Governmental Entity is required by the Company to issue and deliver the Purchased Shares to the Investor hereunder.

(g)	Required Consents. There is no requirement to obtain any consent to the issuance and delivery of the Purchased Shares by the Company to the Investor on the terms and conditions contemplated hereunder.

(h)
Litigation and Orders. There are no Actions or Orders outstanding, pending or, to the knowledge of the Company, threatened, against the Company, which prohibit, restrict or seek to enjoin the issuance and delivery of the Purchased Shares by the Company to the Investor hereunder.

(i)
Constating Documents. True and complete copies of the articles and by-laws, all in such form as currently in full force and effect, and resolutions of shareholders and directors, as applicable, and the share certificate books, securities register, register of transfers and register of directors and officers of the Company have been made available to the Investor.

(j)
Special Purpose Vehicle. The Company has no Indebtedness and there are no Liens on the Company or any of its assets, other than Permitted Liens. The Company does not own, directly or indirectly, any equity securities in any Person.

(k)
Bankruptcy and Insolvency. The Company is not, as a result of the implementation of the transactions contemplated by the Transaction Documents, an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), nor (i) has it made a voluntary assignment in bankruptcy in favour of its creditors, or a proposal to its creditors or any class thereof, (ii) does it have any proceedings under the Companies’ Creditors Arrangement Act (R.S.C., 1985, c. C-36) initiated in respect of it or (iii) has it had any application for the appointment of a receiver presented in respect of it. The Company has not initiated proceedings under any insolvency or corporate Laws with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.

(l)
No Brokers. The Company has not incurred or become liable for any brokerage, finder’s, investment banking or other similar fee, charge or commission in connection with the transactions contemplated by this Agreement, in each case, for which the Company or its Subsidiaries, on the one hand, or the Investor or its Affiliates, on the other hand, is or will become liable.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE ROGERS PARTIES

4.1	Representations and Warranties of the Rogers Parties.

The Rogers Parties jointly and severally represent and warrant to and in favour of the Investor as follows and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Status. Each Rogers Party is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation, amalgamation or continuance and has not been discontinued or dissolved under such Laws, and has all requisite corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is or will be a party.

(b)
Validity of Agreement; No Conflict. The execution, delivery and performance by each Rogers Party of this Agreement and each of the other Transaction Documents to which it is or will be a party and the completion of the transactions contemplated hereby and thereby:

(i)	have been duly authorized by all necessary corporate action on the part of each Rogers Party;

(ii)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents, by-laws or other similar documents, as applicable;

(iii)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, in each case, in any material respect, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of any material Contract (other than the Notes and the Indentures) to which such Rogers Party is a party;

(iv)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, in each case, in any material respect, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of any of the Notes or the Indentures; and

(v)	do not violate, and will not result in the violation of, any applicable Laws.

(c)
Required Authorizations. There is no requirement to make any material filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by the Transaction Documents to which it is a party.

(d)
Required Consents. There is no requirement to obtain any material consent as a condition to the lawful completion of the transactions contemplated by the Transaction Documents on the terms and conditions contemplated hereunder.

(e)
Execution and Binding Obligation. Each of the Transaction Documents have been, or will be, duly executed and delivered by each Rogers Party, as applicable, and, upon such execution and delivery, constitutes or will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms subject only to the Remedies Exception.

(f)
Litigation and Orders. There are no Actions or Orders outstanding, pending or, to the knowledge of either Rogers Party, threatened, against such Rogers Party which prohibit, restrict or seek to enjoin the transactions contemplated by the Transaction Documents to which it is a party.

(g)	Bankruptcy and Insolvency. Neither Rogers Party is, as a result of the implementation of the transactions contemplated by the Transaction Documents to which it is a party, an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), nor (i) has either Rogers Party made a voluntary assignment in bankruptcy in favour of its creditors, or a proposal to its creditors or any class thereof, (ii) does either Rogers Party have any proceedings under the Companies’ Creditors Arrangement Act (R.S.C., 1985, c. C-36) been initiated in respect of a Rogers Party or (iii) has either Rogers Party had any application for the appointment of a receiver presented in respect of it. Neither Rogers Party has initiated proceedings under any insolvency or corporate Laws with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.

(h)	Compliance with Laws.

(i)
Neither Rogers Party nor, to the knowledge of either Rogers Party, any director or officer of either Rogers Party is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA or the CFPOA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and each Rogers Party and, to the knowledge of each Rogers Party, their respective directors and officers have conducted their businesses in compliance with the FCPA or the CFPOA (other than any immaterial noncompliance that would not result in a violation of the FCPA or CFPOA) and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ii)
The operations of each of the Rogers Parties are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and, to the knowledge of each Rogers Party, any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving either Rogers Party with respect thereto is pending or, to the best knowledge of the Rogers Parties, threatened.

(iii)
Neither Rogers Party nor, to the knowledge of the Rogers Parties, any director or officer of the Rogers Parties is currently subject to any U.S. sanctions administered by OFAC; and none of the Rogers Parties will directly or indirectly use the proceeds of the transactions contemplated by the Transaction Documents, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

Article 5
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS OF THE INVESTOR

5.1	Representations and Warranties of the Investor.

The Investor hereby represents and warrants to and in favour of each of the Company and the Rogers Parties as follows and acknowledges and agrees that each of the Company and the Rogers Parties is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Status. The Investor is an exempted limited partnership duly formed and/or registered, validly existing and in good standing under the Laws of the Cayman Islands and has not been discontinued or dissolved under such Laws, and has all requisite exempted limited partnership power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and the Company USA.

(b)	Validity of Agreement; No Conflict. The execution, delivery and performance by the Investor of this Agreement and the Company USA and the completion of the transactions contemplated thereby:

(i)	have been duly authorized by all necessary partnership action on the part of the Investor;

(ii)
do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with, result in the acceleration of, or allow any other Person to exercise any rights under, any of the terms or provisions of the Investor’s constating documents, by-laws or other similar documents; and

(iii)	do not violate, and will not result in the violation of, any applicable Laws.

(c)
Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement and the Company USA.

(d)
Execution and Binding Obligation. Each of this Agreement and the Company USA have been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms subject only to the Remedies Exception.

(e)
Litigation and Orders. There are no Actions or Orders outstanding, pending or, to the knowledge of the Investor, threatened, against the Investor, which prohibit, restrict or seek to enjoin the transactions contemplated by this Agreement or the Company USA.

(f)
Bankruptcy and Insolvency. The Investor (i) has not made a voluntary assignment in bankruptcy in favour of its creditors, or a proposal to its creditors or any class thereof, (ii) does not have any proceedings initiated in respect of it under the Companies’ Creditors Arrangement Act (R.S.C., 1985, c. C-36), (iii) has not had any application for the appointment of a receiver presented in respect of it and (iv) has not initiated proceedings under any insolvency or corporate Laws with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.

(g)	Compliance with Laws. The Investor:

(i)	is in compliance in all respects with applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws, and in compliance in all material respects with all applicable Laws;

(ii)	is not a Restricted Party, a Restricted Transferee (as defined in the Company USA) or a Person described in section 3.3.3 of the Company USA;

(iii)
has not directly mortgaged, hypothecated, pledged, otherwise made subject to a Lien or subjected to a security interest in the Purchased Shares other than (i) with respect to customary covenants or restrictions in favor of one or more Permitted Holders with respect to the Purchased Shares (including with respect to non-disposal undertakings, retention of ownership of such shares and negative pledges) or (ii) by indirectly mortgaging, hypothecating, pledging, or otherwise making subject to a Lien or subjecting to a security interest in the Purchased Shares for a bona fide loan from, or an obligation owed to, one or more Permitted Holders, provided that each such Permitted Holder has agreed that, in the event of a realization following an exercise of remedies, the Permitted Holder may acquire an indirect interest in the Purchased Shares and thereafter shall deal with the Purchased Shares held by the Investor in accordance with the terms of the Company USA as if the Permitted Holder were the Investor whose shares or equity interests were directly or indirectly mortgaged, pledged, hypothecated, made subject to a Lien or secured, it being the intention that all the provisions of the Company USA which relate to the Transfer (as defined in the Company USA) by the Investor of the Purchased Shares shall apply to the Permitted Holder;

(iv)
has not: (A) used any corporate or company funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made any direct or indirect unlawful payment to any domestic or “foreign official” (as defined in the FCPA, as amended, and the rules and regulations thereunder) from corporate or company funds; (C)

violated or is in violation of any provision of any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable provision of applicable Anti-Corruption Laws; or (D) otherwise made any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment;

(v)	has not received notice of any Action or inquiry by any Governmental Entity regarding applicable Sanctions, Anti-Corruption Laws, or Anti-Money Laundering Laws;

(vi)
does not know or have any reason to suspect that the monies used to fund the Subscription Price have been derived from any Restricted Party, from any dealings or transactions with any Restricted Party, or from any activity undertaken in violation of applicable Sanctions, Anti-Corruption Laws, or Anti-Money Laundering Laws; and

(vii)	has implemented policies and procedures reasonably designed to promote compliance with applicable Sanctions, Anti-Corruption Laws, and Anti-Money Laundering Laws.

(h)	Financing.

(i)
The Investor has delivered to the Rogers Parties and the Company a true, accurate and complete copy of the executed Note Purchase Agreement, dated as of the date of this Agreement (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.2, the “Note Purchase Agreement”), providing the terms and conditions upon which the Debt Financing Sources party thereto have committed to purchase certain notes issued by Investor in accordance with the terms thereto. The debt financing committed pursuant to the Note Purchase Agreement is collectively referred to in this Agreement as the “Debt Financing.”

(ii)
The Investor has delivered to the Company a true, accurate and complete copy of an executed equity commitment letter, dated as of the date of this Agreement (as amended from time to time after the date of this Agreement in compliance with Section 6.2, the “Equity Commitment Letter” and together with the Note Purchase Agreement, the “Commitment Documents”) pursuant to which the equity investors party thereto (the “Equity Investors” and together with the Debt Financing Sources, collectively, the “Financing Sources”) have agreed, subject to the terms and conditions thereof, to invest or contribute to the Investor, as applicable, the cash amounts set forth therein. The Equity Commitment Letter provides that the Rogers Parties and the Company are third-party beneficiaries thereof and are entitled to enforce such agreements, subject to the terms and conditions thereof. The cash equity committed pursuant to the Equity

Commitment Letter is collectively referred to in this Agreement as the “Equity Financing.”

(iii)
Except as expressly set forth in the copies of the Commitment Documents delivered to the Company pursuant to Section 5.1(h)(i) and Section 5.1(h)(ii), there are no conditions precedent to the obligations of the Financing Sources to fund the full amount of the Financing or contractual contingencies or other provisions under any agreement (including any side letters) relating to the Financing. Assuming satisfaction of the conditions set forth in Sections 7.2, 7.3 and 7.4, as of the date hereof the Investor does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in any of the Commitment Documents at the time it is required to consummate the Closing hereunder, nor does the Investor have knowledge, as of the date of this Agreement, that any of the Financing Sources will not perform their respective funding obligations under the Commitment Documents in accordance with their respective terms and conditions.

(iv)
The aggregate proceeds from the Financing, if funded in accordance with the Commitment Documents, shall provide the Investor with cash proceeds on the Closing Date sufficient for the satisfaction of all of the Investor’s payment obligations under this Agreement and under the Commitment Documents, including the payment of the Subscription Price contemplated by this Agreement and any fees, costs and expenses of or payable by the Investor in connection with the transaction contemplated by the Transaction Documents and the Financing, in each case at the Closing.

(v)
As of the date of this Agreement, the Commitment Documents are valid, binding and in full force and effect (except to the extent enforcement may be limited by the Remedies Exception) against the Investor and, to the Investor’s knowledge, the Note Purchase Agreement constitutes a valid, binding and enforceable obligation of each Debt Financing Source thereunder. The Investor has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Documents on or before the date of this Agreement and will pay in full all amounts required to be paid pursuant to the Commitment Documents on or before the Closing Date. As of the date hereof, (i) none of the Commitment Documents have been modified, amended, waived, supplemented or altered and (ii) none of the respective commitments under any of the Commitment Documents have been terminated, withdrawn or rescinded. As of the date hereof, except as expressly set forth in the copies of the Commitment Documents delivered to the Company pursuant to Section 5.1(h)(i) and 5.1(h)(ii), there are no other agreements, side letters or arrangements contemplated or in effect in respect of the Financing. As of the date hereof, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would, or would reasonably be expected to, (A) make any of the assumptions or any of the statements set forth in the Commitment

Documents inaccurate or would be expected to cause the Commitment Documents to be ineffective, (B) constitute a default or breach on the part of the Investor or any of its Affiliates or, to the knowledge of the Investor, any other party thereto, under any term or condition of the Commitment Documents or otherwise result in any portion of the Financing contemplated thereby to be unavailable, (C) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Commitment Documents or (D) otherwise result in any portion of the Financing not being available. As of the date hereof, no Financing Source has notified the Investor of its intention to terminate the Equity Commitment Letter or the Note Purchase Agreement, as applicable, or not to provide any portion of the Equity Financing or the Debt Financing, as applicable. Notwithstanding this Section 5.1(h) or any other provision of this Agreement, the Investor affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Investor obtains financing for or related to any of the transactions contemplated by the Transaction Documents (including receipt of all or any portion of the proceeds of the Financing).

(i)
Guarantee. Concurrently with the execution of this Agreement, the Investor has delivered to the Company a Guarantee, duly executed by the Equity Investors, with respect to certain matters, including guaranteeing certain obligations of the Investor in connection with this Agreement and subject to the terms and conditions set forth therein. As of the date of this Agreement, the Guarantee is in full force and effect and constitutes the valid and binding obligation of the Equity Investors, enforceable in accordance with its terms, subject to the Remedies Exception.

(j)
Investment Canada Act. The Investor is either (i) a “Canadian” or (ii) a “trade agreement investor” or a “WTO investor” and not a “state-owned enterprise,” all within the meaning of the Investment Canada Act.

(k)
Acquisition Entirely For Own Account. The Purchased Shares being acquired by the Investor are not being acquired with a view to the resale or distribution thereof within the meaning of the Securities Act.

(l)
No Registration. The Investor understands that the Purchased Shares, at the time of issuance to the Investor, are not registered under the Securities Act or qualified by a prospectus in any Canadian jurisdiction, and that in connection with the issuance of the Purchased Shares to the Investor, the Company is relying on exemptions from registration and from the requirement to file a prospectus in Canada under the Securities Act and applicable Laws, including domestic and foreign federal, provincial and state securities Laws, and the representations and warranties of the Investor contained in this Agreement are essential to any claim of such exemptions by the Company. The Investor is aware that, at the time the Purchased Shares are issued to the Investor, the Company is under no obligation to register the Purchased Shares under the Securities Act or qualify the Purchased Shares under a prospectus in Canada.

(m)
Investment Experience. The Investor has such knowledge and experience in financial and business matters to enable the Investor to evaluate the merits and risks of an investment in the Purchased Shares and to make an informed investment decision. The Investor (i) understands that the acquisition of Purchased Shares hereunder is a speculative investment that involves a high degree of risk of loss of the entire investment and (ii) is able to bear the economic risk of its investment in the Purchased Shares.

(n)
Accredited Investor. The Investor is an Accredited Investor and has not taken, and will not take, any action that could have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act with respect to the offer and sale of the Purchased Shares being acquired by the Investor.

(o)
Qualified Purchaser. The Investor is a “qualified purchaser” as defined in the Investment Company Act of 1940 (the “Investment Company Act”) and within the meaning of Section 3(c)(7) of the Investment Company Act.

(p)
Restricted Securities. The Investor understands that the Purchased Shares are “restricted securities” as such term is defined in Rule 144 promulgated under the Securities Act, and subject to an indefinite hold period under Canadian securities Laws, and except in limited circumstances in compliance with the applicable terms of this Agreement, the Securities Act and applicable securities Laws, may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom and under applicable Canadian securities Laws.

(q)	“Bad Actor” Representations. The Investor is not a “Rule 506 Bad Actor” as defined in Schedule 5.1(q).

(r)
ERISA Representation. The Investor is not acquiring Purchased Shares with, or contributing any property to the Company that is, any asset that is deemed to be an asset of one or more employee benefit plans as defined in section 3(3) of ERISA subject to Title I of ERISA, or a plan subject to Code § 4975.

(s)
No Reliance. The Investor acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, prospects and condition (financial or otherwise) of the Company and the Backhaul Business, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Company and the Backhaul Business for such purpose. In making the determination to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Investor has relied solely on the results of its own independent investigation and the express representations and warranties in Article 3 and Article 4 of this Agreement, and has not relied, is not relying and will not rely on any statement, information, representation or warranty of the Company, RCI, RCCI or any of their related parties or representatives, express or implied, at Law or in equity, statutory or otherwise, with respect to (i) the Company, RCI or RCCI, (ii) the Backhaul Business, (iii) the accuracy or completeness of any other information, document or material made available to the Investor, its Affiliates or any of their respective representatives, and each of the Company and the Rogers Parties expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom.

Article 6
PRE-CLOSING COVENANTS OF THE PARTIES

6.1	Conduct of Business Prior to Closing.

(a)
Except as expressly provided in this Agreement or pursuant to the Transaction Documents, as may be required by applicable Law or with the prior written consent of the Investor, which consent shall not be unreasonably withheld, conditioned or delayed with respect to any of the matters described in the following clause (x), during the Interim Period, (x) each of the Rogers Parties shall use commercially reasonable efforts to conduct the Backhaul Business in the Ordinary Course and (y) each of the Rogers Parties shall not, and shall cause the Company not to:

(i)	adopt or propose any change in the Company’s constating documents or bylaws or take or authorize any action to wind up the Company’s affairs or dissolve;

(ii)	split, combine or reclassify any shares or interests in the capital of the Company or otherwise effect any like change in the Company’s capitalization;

(iii)
issue, deliver, transfer, pledge, encumber, dispose or sell, or authorize the issuance, delivery, transfer, pledge, encumbrance, disposal or sale of, any shares, interests or other securities of the Company, or grant options, warrants, calls or other rights to purchase or otherwise acquire any shares, interests or other securities of the Company;

(iv)	merge, amalgamate or consolidate with any other Person;

(v)	acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any securities, properties, interests or businesses;

(vi)	sell, lease or otherwise transfer any securities, properties, interests or businesses of the Company;

(vii)	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness or guarantees thereof;

(viii)
except as permitted under Section 6.4, amend, restate, supplement, or otherwise modify any terms or provisions of the Transaction Documents (excluding this Agreement, amendments or other modifications of which are governed by Section 1.13);

(ix)
except as permitted under Section 6.4, take any other action that would constitute a “Unanimous Approval Matter” under the Company USA if the Company USA were in effect as of the date of determination; or

(x)	agree or commit to do any of the foregoing.

(b)
Nothing contained in this Agreement is intended to give the Investor, directly or indirectly, the right to control or direct the Company’s operations or the Backhaul Business. Prior to the Closing, the Rogers Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company’s operations and the Backhaul Business.

6.2	Financing.

(a)
Without limiting the generality of the Investor’s obligations under Section 7.1, the Investor will use its reasonable best efforts to take, or cause to be taken, and cause its Affiliates to take, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing as promptly as practicable and in a timely fashion on the terms and conditions described in the Commitment Documents, including (i) maintaining in effect the commitment for the Financing set forth in the Commitment Documents until the consummation of the transactions contemplated by the Transaction Documents, (ii) negotiating, executing and delivering definitive agreements with respect to the Financing on or prior to the Closing on the terms and conditions contemplated by the Commitment Documents and on such other terms that would not (A) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) or (B) impose new or additional conditions to the funding of the Financing from those set forth in the Commitment Documents delivered on the date hereof, or otherwise amend, modify or expand any conditions, to the funding of the Financing from those set forth in the Commitment Documents delivered on the date hereof in a manner that would reasonably be expected to (1) impede, prevent, delay or cause all or any portion of the Financing to be funded on a date later than the date on which the Closing is otherwise required to occur pursuant to Section 2.2(a), (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (3) adversely affect (x) the ability of the Investor to enforce its rights against the other parties to the Commitment Documents or the definitive agreements with respect thereto, (y) the ability of the Investor to consummate the transactions contemplated by the Transaction Documents or (z) the likelihood of consummation of the transactions contemplated by the Transaction Documents (any such adverse effect, an “Adverse Effect on Financing”); (iii) satisfying (or obtaining a waiver thereof) and causing to be satisfied (and causing its Affiliates to satisfy), on a timely basis, all conditions applicable to the Investor and its Affiliates in such Commitment Documents and the definitive agreements related thereto; and (iv) complying with their respective obligations under the Commitment Documents, including by consummating the Financing.

(b)
In the event that all conditions to the commitment of any counterparty to the Commitment Documents providing such Financing (other than conditions that are within the control of the Investor, including conditions relating to (i) the availability or funding of any of the Equity Financing or the failure of any equity funding condition of similar effect in the Note Purchase Agreement, (ii) the failure to deliver documents by the Investor or its Affiliates at the Closing, (iii) the failure to pay costs, fees, expenses and other compensation contemplated by the Commitment Documents that are payable by the Investor or any of its Affiliates to the lead arrangers, any lenders and administrative agents or any other Person, or (iv) a breach, in any material respect, by the Investor or any of its Affiliates under the Commitment Documents) have been satisfied, the Investor will consummate the Financing on or before the date on which the Closing is required to occur pursuant to Section 2.2(a). Investor will not, and will cause its respective Affiliates not to, take or refrain from taking, directly or indirectly, any action that could reasonably be expected to result in a failure of any of the conditions contained in the Commitment Documents or in any definitive agreement related to the Financing. Investor will not, and will cause its respective Affiliates not to, object to the utilization of any “flex” provisions by any Financing Source.

(c)
If any portion of the Financing becomes unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Commitment Documents, or the Investor becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Financing unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Commitment Documents, Investor will promptly notify the Rogers Parties and the Company, use its reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources, in a like amount and on like terms, as promptly as practicable following the occurrence of such event, but, in no event, later than the date the Investor is required to consummate the Closing pursuant to Section 2.2(a); provided, however, that any such alternative financing will not, without the prior written consent of the Rogers Parties and the Company, have any Adverse Effect on Financing. After any amendment, supplement, modification, replacement or waiver of the Note Purchase Agreement (prior to the Closing) with respect to the Debt Financing in accordance with this Section 6.2, Investor shall promptly deliver to the Rogers Parties and the Company a true and complete copy thereof. For purposes of this Agreement, references to the “Financing” will include the financing contemplated by the Commitment Documents as permitted to be amended, modified or replaced by this Section 6.2(c) or Section 6.2(d), and references to the “Commitment Documents” will include such documents as permitted to be amended, modified or replaced by this Section 6.2(c) or Section 6.2(d).

(d)
The Investor will not permit any amendment, modification or waiver, consent to, replacement, or supplement to be made to the Commitment Documents without obtaining the prior written consent of the Rogers Parties and the Company, except in accordance with Section 6.2(c) or such amendments, modifications or waivers, consents, replacements or supplements which would not reasonably be expected to have an Adverse Effect on Financing.

(e)
The Investor will keep the Rogers Parties and the Company reasonably informed on a current and timely basis of the status of the Investor’s efforts to obtain the Financing and to satisfy the conditions thereof, including advising and updating the Rogers Parties and the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of then current drafts of the Note Purchase Agreement and other primary definitive documents, and giving the Rogers Parties and the Company prompt notice of any material change (adverse or otherwise) with respect to the Financing. Without limiting the foregoing, the Investor will notify the Rogers Parties and the Company promptly (and in any event within two Business Days) if at any time before the Closing Date: (i) any Commitment Document expires or is terminated for any reason (or if any Person attempts or purports to terminate or repudiate any Commitment Document, whether or not such attempted or purported termination or repudiation is valid); (ii) the Investor obtains knowledge of any breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Commitment Document or any definitive document related to the Financing of any provisions of the Commitment Documents or any definitive document related to the Financing; (iii) the Investor receives any communication (written or oral) from any Person with respect to any (A) actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Documents or any definitive document related to the Financing of any provisions of the Commitment Documents or any definitive document related to the Financing or (B) dispute or disagreement between or among any parties to the Commitment Documents; (iv) any Financing Source refuses to provide or expresses (orally or in writing) an intent to refuse to provide all or any portion of the Financing contemplated by the Commitment Documents on the terms set forth therein (or expresses (orally or in writing) that such Person does not intend to consummate the transactions contemplated thereby); or (v) there occurs any event or development that could reasonably be expected to adversely impact the ability of the Investor to obtain all, or any portion of, the Financing contemplated by the Commitment Documents on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Documents or the definitive documents related to the Financing or if at any time for any other reason the Investor no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Documents or the definitive documents related to the Financing. As soon as reasonably practicable (but in any event within two Business Days after the date the Rogers Parties and the Company deliver to the Investor a written request therefor), the Investor will provide any information reasonably requested by the Rogers Parties and the Company relating to any circumstance referred to in clauses (i) through (v) of the immediately preceding sentence.

(f)
The Investor shall not consent to any assignment of the obligation of any Purchaser (as defined in the Note Purchase Agreement) to purchase the Initial Notes (as defined in the Note Purchase Agreement) or agree to any amendment which results in the initial Purchasers listed on the Purchaser Schedule (as defined in the Note Purchase Agreement) not being required to purchase the Initial Notes, in each case, without the consent of the Rogers Parties and the Company (not to be unreasonably withheld, conditioned or delayed).

(g)
Notwithstanding this Section 6.2, the Investor affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Investor obtains financing for or related to any of the transactions contemplated by the Transaction Documents (including receipt of all or any portion of the proceeds of the Financing).

6.3	Financing Cooperation.

From the date of this Agreement until the Closing (or the earlier termination of this Agreement pursuant to Article 8), the Company and the Rogers Parties shall use commercially reasonable efforts to furnish to the Investor and, at the reasonable request of the Investor, the Investor’s financing sources, such readily available information that is not unreasonably burdensome to provide regarding the Company as may be reasonably requested by Investor and that is required in connection with the Debt Financing, including information to assist in the preparation of disclosure schedules and a private placement memorandum in respect of the Debt Financing.

6.4	Pre-Closing Contribution.

On the date that is two Business Days prior to Closing (the “Contribution Date”), RCI, RCCI and the Company will enter into (a) the Contribution Agreement, (b) the Backhaul Services Agreement, (c) the Management Services Agreement and (d) the IRU Agreement. Neither the Rogers Parties nor the Company shall amend, restate, supplement, or otherwise modify any terms or provisions of the Transaction Documents described in the immediately foregoing sentence without first obtaining the Investor’s prior written consent; provided that the Rogers Parties and the Company shall be permitted to update Schedules 1.1.19 (Cell Sites), 1.1.33 (Contributed Backhaul Equipment), 1.1.35 (Core Network Facilities), 1.1.48 (EORN Assets), 1.1.73 (Microwave Licenses), 3.1.9.1 (Network Map), and 3.1.21 (Real Property) of the Contribution Agreement; Schedule 2.1 (IRU Description) of the IRU Agreement; and Schedules 1.1.25(A) (Cell Site Connecting Points) and 1.1.25(B) (Core Network Facilities) of the Backhaul Services Agreement without obtaining the Investor’s prior written consent, in each case, to make such additions or deletions as are necessary to reflect the Ordinary Course operation of the Backhaul Business between the date of the applicable Schedule (or the date of the subject matter to which such Schedule relates) and the Contribution Date; provided, however, that (i) any such update contemplated in the foregoing proviso shall be subject to Section 6.1 and may not result in a breach or violation of, or otherwise conflict with, Investor’s consent rights thereunder and (ii) any such update contemplated in the foregoing proviso that would result in the failure of any of the closing conditions set forth in Sections 7.2, 7.3 and 7.4 shall, notwithstanding the foregoing proviso, require the Investor’s prior written consent.

6.5	Recharacterization Event.

Following any Recharacterization Notice Date until the Closing (or the earlier termination of this Agreement pursuant to Article 8), each of the Rogers Parties and the Investor shall, and shall cause their respective Affiliates to, cooperate in good faith and use commercially reasonable efforts to engage with the applicable Subject Ratings Agency to rescind, withdraw, or otherwise reverse its Recharacterization Determination and afford the transactions contemplated by the Transaction Documents “equity” treatment. For purposes of this Section 6.5, “commercially reasonable efforts” shall be limited to pursuing a Ratings Assessment Service, Ratings Evaluation Service or other substantially similar service provided by the applicable Subject Ratings Agency (including pursuing receipt of a written assessment by such Subject Ratings Agency in connection therewith).

6.6	Access to Books and Records.

(a)
From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, the Rogers Parties shall, and shall cause the Company to, to the extent permitted by applicable Law, afford to representatives of the Investor reasonable access to the relevant portions of books, records and properties, in each case, to the extent related to the Backhaul Business or the Contributed Assets, during normal business hours, upon reasonable advance written notice; provided, however, that no Rogers Party shall be required to violate any obligation of confidentiality to which any such Rogers Party may be subject in discharging its obligations pursuant to this Section 6.6(a); provided, further, that the Rogers Parties and the Investor shall cooperate in seeking to find a way to allow disclosure of as much of such information as is reasonably practicable to the extent doing so would not (in the good faith belief of the Rogers Parties) be likely to result in the violation of any such confidentiality obligation. From the date of this Agreement until the Closing Date, the Rogers Parties shall use commercially reasonable efforts not to remove from the Data Room and will use commercially reasonable efforts to cause any administrator of the Data Room not to remove, any documents, files or folders that are included therein as of the date hereof or from the date hereof until the Closing Date.

(b)
The Investor further agrees that any permitted investigation undertaken by the Investor pursuant to the access granted under Section 6.6(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Backhaul Business by the Rogers Parties and the Company, and the Investor and its representatives shall not, without the prior written consent of the Rogers Parties (such consent not to be unreasonably withheld, conditioned or delayed) (i) communicate with any of the directors, officers or other employees of any Rogers Party or the Company or (ii) communicate with any customers, suppliers, vendors or clients of the Backhaul Business, in each case, with respect to the Backhaul Business or the transactions contemplated by the Transaction Documents. Notwithstanding anything to the contrary in this Agreement, neither Rogers Party nor the Company shall be required to provide access to or disclose information (A) where, upon the advice of counsel, such access or disclosure could jeopardize the attorney-client privilege of such Person or contravene any applicable Law or Contract; (B) that is unrelated to the transactions contemplated by the Transaction Documents or (C) that constitutes a trade secret or is proprietary information; provided that, if there is any limitation on the Investor’s right to access or information pursuant to this Section 6.6(b), then the Rogers Parties shall use commercially reasonable efforts to develop an alternative to providing such access or information to the Investor so as to address such lack of access or information in a manner reasonably acceptable to the Investor.

Article 7
CONDITIONS OF CLOSING

7.1	Efforts to Close.

(a)
Subject to Section 7.1(b) (which shall govern in relation to the condition in Section 7.4(b)) and Section 6.5 (which shall govern in relation to the condition in Section 7.4(c)), the Investor on the one hand, and the Rogers Parties and the Company on the other hand, shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including to procure the satisfaction of the conditions set out in Sections 7.2, 7.3 and 7.4 (other than the condition in Section 7.4(b), which shall be addressed as contemplated by Section 7.1(b) and the condition in 7.4(c), which shall be addressed as contemplated by Section 6.5) over which they have reasonable control, respectively, provided that such efforts shall not require any Party to waive any of the conditions in their favour set out in this Article 7.

(b)
RCI shall use its reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to procure the satisfaction of the condition in Section 7.4(b) as soon as reasonably practicable. The Rogers Parties will keep the Investor reasonably informed on a current and timely basis of the status of the Rogers Parties’ efforts in respect thereof, including advising and updating the Investor, in a reasonable level of detail, with respect to status and the proposed closing date of the related consent solicitations and giving the Investor prompt notice of any material change (adverse or otherwise) with respect thereto. Notwithstanding the foregoing, in no event shall the Rogers Parties or the Company be required to: (i) pay any consideration or make any concessions to any holder of Notes other than the payment of consent fees not to exceed an amount equal to US$1.00 per US$1,000 principal amount (in the case of U.S. dollar-denominated Notes) or C$1.00 per C$1,000 principal amount (in the case of Canadian dollar-denominated Notes); (ii) redeem, defease, satisfy, discharge or repurchase any of the Notes; or (iii) extend, modify, supplement or amend the consent solicitations contemplated by the Consent Solicitation Statements.

7.2	Conditions for the Benefit of All Parties.

The subscription by the Investor for the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to the Closing, which conditions are for the benefit of all of the Parties and may be waived, in whole or in part, in a writing executed by all of the Parties:

(a)
No Injunctions. There shall not be in effect any Order by a Governmental Entity restraining, enjoining, having the effect of making the transactions contemplated by the Transaction Documents illegal or otherwise prohibiting the consummation of the transactions contemplated by the Transaction Documents.

(b)	No Adverse Law Event. Between the date of this Agreement and the Closing Date, there shall not have occurred and be continuing an Adverse Law Event.

(c)	No Rogers Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have occurred and be continuing a Rogers Material Adverse Effect.

7.3	Conditions for the Benefit of the Investor.

The subscription by the Investor for the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to the Closing, which conditions are for the exclusive benefit of the Investor and may be waived, in whole or in part, by the Investor in its sole discretion, which waiver shall be memorialized in a written notice furnished to the Company and the Rogers Parties:

(a)	Truth of Representations and Warranties and Performance of Covenants of the Company. Each of:

(i)
the representations and warranties of the Company contained in Sections 3.1(a) (Organization and Status), 3.1(b) (Validity of Agreement; No Conflict), 3.1(c) (Execution and Binding Obligation), 3.1(d) (Issuance of Shares), 3.1(e) (Capitalization) and 3.1(l) (No Brokers) must be true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date);

(ii)
the other representations and warranties of the Company contained in Section 3.1 must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it must be true and correct in all respects after giving effect to such qualification; and

(iii)	the covenants contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed in all material respects,

and the Investor shall have received a certificate from the Company confirming the foregoing, in the form attached hereto as Schedule 7.3(a) (the “Company Closing Certificate”).

(b)	Truth of Representations and Warranties of the Rogers Parties and Performance of Covenants of the Rogers Parties. Each of:

(i)
the representations and warranties of the Rogers Parties contained in Sections 4.1(a) (Organization and Status), 4.1(b) (Validity of Agreement; No Conflict) (other than Section 4.1(b)(iv)) and 4.1(e) (Execution and Binding Obligation) must be true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date);

(ii)
the representation and warranty of the Rogers Parties contained in Section 4.1(b)(iv) (Validity of Agreement; No Conflict) must be true and correct in all respects, with the same force and effect as if such representation and warranty was made on and as of such date, disregarding any materiality qualifier contained in such representation and warranty except where the failure to be so true and correct in all respects would not have a Rogers Material Adverse Effect;

(iii)
the other representations and warranties of the Rogers Parties contained in Section 4.1 must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it must be true and correct in all respects after giving effect to such qualification; and

(iv)	the covenants contained in this Agreement to be performed by the Rogers Parties on or prior to the Closing Date shall have been performed in all material respects,

and the Investor shall have received a certificate from the Rogers Parties confirming the foregoing, in the form attached hereto as Schedule 7.3(b) (the “Rogers Closing Certificate”).

(c)	No Backhaul Business Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have occurred a Backhaul Business Material Adverse Effect.

7.4	Conditions for the Benefit of the Rogers Parties and the Company.

The subscription by the Investor for the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to the Closing, which conditions are for the exclusive benefit of the Rogers Parties and the Company and may be waived, in whole or in part, by the Rogers Parties and the Company in their sole discretion, which waiver shall be memorialized in a written notice furnished to the Investor:

(a)	Truth of Representations and Warranties and Performance of Covenants. Each of:

(i)
the representations and warranties of the Investor contained in Sections 5.1(a) (Organization and Status), 5.1(b) (Validity of Agreement), 5.1(d) (Execution and Binding Obligation) and 5.1(k) through 5.1(r), must be true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date. To the extent that a representation and warranty speaks only as of a specific date, it only needs to be so true and correct as of that date;

(ii)
the other representations and warranties of the Investor contained in Section 5.1 must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it must be true and correct in all respects after giving effect to such qualification; and

(iii)	the covenants contained in this Agreement to be performed by the Investor on or prior to the Closing Date shall have been performed in all material respects,

and each of the Rogers Parties and the Company shall have received a certificate confirming the foregoing, signed by a senior officer or director of the Investor, in the form attached hereto as Schedule 7.4(a) (the “Investor Closing Certificate”).

(b)	Requisite Consents. The Requisite Consents shall have been obtained and not withdrawn.

(c)	No Recharacterization Event. Between the date of this Agreement and the Closing Date, there shall not have occurred, and be continuing, a Recharacterization Event.

Article 8
TERMINATION

8.1	Grounds for Termination.

This Agreement may be terminated prior to the Closing:

(a)	by the mutual written consent of each of the Rogers Parties, the Company and the Investor;

(b)	by written notice from the Investor to each of the Rogers Parties and the Company as permitted in Section 8.2; and

(c)	by written notice from each of the Rogers Parties and the Company to the Investor as permitted in Section 8.3.

8.2	Termination by Investor.

The Investor may terminate this Agreement prior to the Closing by notice in writing to each of the Rogers Parties and the Company:

(a)
if any representation and warranty of the Rogers Parties or the Company in this Agreement fails to be true and correct such that any of the conditions set forth in Sections 7.3(a)(i), 7.3(a)(ii), 7.3(b)(i), or 7.3(b)(ii) would not be satisfied or if any of the Rogers Parties or the Company breach, or fail to perform, their respective covenants or obligations contained in this Agreement, in each case, such that the conditions set forth in Sections 7.3(a)(iii) or 7.3(b)(iv) would not be satisfied at the Closing (other than those conditions which by their nature are to be fulfilled by actions taken at Closing), and, in each case, such failure or breach either cannot be cured or continues uncured for 30 days (or until the Outside Date, if earlier) after the date on which Investor provides the Rogers Parties and the Company with written notice of such failure or breach, provided that if the Rogers Parties or the Company, as applicable, can reasonably expect to cure such failure or breach prior to the Outside Date (and the Rogers Parties and the Company confirm in writing to Investor that the Rogers Parties and the Company are continuing to exercise reasonable best efforts to cause such failure or breach to be cured), the Investor may not terminate this Agreement on account of such failure or breach prior to the Outside Date (and then, the Investor may only terminate this Agreement to the extent that such failure or breach is not cured on or before the Outside Date); or

(b)
if any of the conditions set forth in Sections 7.2 or 7.3 (other than those conditions which by their nature are to be satisfied by actions taken at the Closing and other than those covered in Section 8.2(a)), have not been fulfilled or waived on or prior to the Outside Date, in each case, provided, however, that the Investor shall not have the right to terminate this Agreement pursuant to this Section 8.2 if it is then in breach of any representation, warranty, covenant or other agreement under this Agreement and such breach would reasonably be expected to result in the closing conditions set forth in Sections 7.2 or 7.4 not being satisfied.

If the Investor waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination, if any, in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

8.3	Termination by the Rogers Parties and the Company.

The Rogers Parties and the Company may jointly terminate this Agreement prior to the Closing by notice in writing to the Investor:

(a)
if any representation and warranty of the Investor in this Agreement fails to be true and correct such that any of the conditions set forth in Sections 7.4(a)(i) or 7.4(a)(ii) would not be satisfied or the Investor breaches, or fails to perform its covenants and obligations contained in this Agreement such that the condition set forth in Section 7.4(a)(iii) would not be satisfied at the Closing (other than those conditions which by their nature are to be fulfilled by actions taken at Closing), and, in each case, such failure or breach either cannot be cured or continues uncured for 30 days (or until the Outside Date, if earlier) after the date on which the Rogers Parties and the Company provides the Investor with written notice of such failure or breach, provided that if the Investor can reasonably expect to cure such failure or breach prior to the Outside Date (and the Investor confirms in writing to the Rogers Parties and the Company that the Investor is continuing to exercise reasonable best efforts to cause such failure or breach to be cured), none of the Rogers Parties or the Company may terminate this Agreement on account of such failure or breach prior to the Outside Date (and then, the Rogers Parties and the Company may only terminate this Agreement to the extent that such failure or breach is not cured on or before the Outside Date), provided that neither a breach by the Investor of Section 5.1(h) nor the failure of the Investor to deliver payment of an amount equal to the Subscription Price in accordance with Section 2.2(b)(iii)(B) at the Closing as required hereunder shall be subject to cure hereunder unless otherwise agreed to in writing by the Rogers Parties and the Company;

(b)
if any of the conditions set forth in Sections 7.2 or 7.4 (other than those conditions which by their nature are to be satisfied by actions taken at the Closing and other than those covered in Section 8.3(a)) has not been fulfilled or waived on or prior to the Outside Date; or

(c)
if (i) all the conditions set forth in set forth in Sections 7.2 and 7.3 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) the Investor fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 2.2(a), (iii) the Rogers Parties and the Company have delivered to the Investor an irrevocable notice in writing that (A) all the conditions set forth in Section 7.4 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing) and (B) the Rogers Parties and the Company are ready, willing and able to consummate the Closing on the date such irrevocable notice is delivered and through the end of a three (3) Business Day period immediately following such delivery and (iv) the Investor fails to consummate the Closing on or prior to the third (3rd) Business Day following the Investor’s receipt of such irrevocable notice from the Rogers Parties and the Company described in the foregoing clause (iii), in each case, provided, however, that the Rogers Parties and the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3 if the Rogers Parties or the Company is then in breach of any representation, warranty, covenant or other agreement under this Agreement and such breach would reasonably be expected to result in the closing conditions set forth in Sections 7.2 or 7.3 not being satisfied.

If the Rogers Parties or the Company waive compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of their rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

8.4	Effect of Termination.

(a)
In the event of termination of this Agreement by either or both of the Rogers Parties and the Company pursuant to Section 8.3, on one hand, and Investor pursuant to Section 8.2, on the other hand, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party to this Agreement, except as set forth in this Section 8.4; provided that (i) the provisions of (A) this Section 8.4, (B) the Confidentiality Agreement and Section 12.3 (Confidentiality; Press Releases), (C) Section 1.14 (Governing Law) and (D) Section 12.9 (Expenses) shall survive any termination of this Agreement and (ii) nothing in this Agreement shall relieve the Investor of its obligation to pay the Termination Fee pursuant to Section 8.4(b).

(b)
In the event of a termination of this Agreement by the Rogers Parties and the Company pursuant to Section 8.3(c), the Investor will promptly, but in no event later than two Business Days after the date of such termination, pay or cause to be paid to RCI (or its designee(s)), by wire transfer of same day funds an amount equal to US$125,000,000 (the “Termination Fee”). If RCI (or its designee(s)) receives full payment of the Termination Fee pursuant to this Section 8.4(b), the receipt of the Termination Fee will be the sole and exclusive remedy for any and all liabilities, losses, damages, obligations, costs or expenses suffered or incurred by any of the Company, the Rogers Parties or any of their Affiliates in connection with this Agreement and the transactions contemplated by the Transaction Documents (and the abandonment or termination thereof); provided that nothing in this Section 8.4(b) will limit the right of the Rogers Parties, the Company and each of their respective Affiliates or Representatives (i) to bring or maintain any action, suit, claim, investigation or proceeding for injunction, specific performance or other equitable relief as provided in Section 12.6 or (ii) to bring or maintain any action, suit, claim, investigation or proceeding against the Investor or its Affiliates arising out of or in connection with any breach of the Confidentiality Agreement. The Investor acknowledges that the agreements contained in this Section 8.4(b) are an integral part of the transactions contemplated by the Transaction Documents, and that, without these agreements, the Company and the Rogers Parties would not enter into this Agreement. For the avoidance of doubt, while the Company or the Rogers Parties, as applicable, may pursue both a grant of specific performance and the payment of the Termination Fee, under no circumstances will the Company and the Rogers Parties be permitted or entitled to receive both a grant of specific performance to cause the Closing to be consummated and the Termination Fee and in no circumstances will the Investor be required to pay the Termination Fee on more than one occasion.

(c)
The Parties acknowledge that the Termination Fee will not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate RCI for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by the Transaction Documents, which amount would otherwise be impossible to calculate with precision.

(d)
Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that, in circumstances where the Termination Fee is owed pursuant to Section 8.4(b) (and only in such circumstances), (i) RCI’s receipt in full of the Termination Fee pursuant to Section 8.4(b), except with respect to any claims under the Confidentiality Agreement (the “Surviving Claims”), shall constitute the sole and exclusive remedy of RCI and its Affiliates against the Investor and its Affiliates for all liabilities, losses, damages, obligations, costs or expenses suffered or incurred as a result of the failure of the transactions contemplated by the Transaction Documents to be consummated, and (ii) upon satisfaction of the Surviving Claims, none of Investor or its Affiliates shall have any further liability or obligation relating to or arising out of the Transaction Documents.

Article 9
POST-CLOSING COVENANTS

9.1	Further Assurances.

Each Party upon the request of another Party, whether at or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further conveyances, transfers and other assurances and actions as may be reasonably required to effectively issue the Purchased Shares to the Investor and carry out the intent of this Agreement.

Article 10
INDEMNIFICATION; REMEDIES

10.1	Survival and Limitation of Representations and Warranties.

The representations and warranties contained in Sections 3.1, 4.1 and 5.1 (and the right to bring claims pursuant to this Agreement based upon or arising out of such representations and warranties) will survive and continue in full force and effect until the eighteen (18) month anniversary of the Closing Date. The covenants and agreements of RCI, RCCI, the Company and the Investor contained in this Agreement that are required to be performed (i) at or prior to the Closing shall terminate at, and not survive, the Closing and (ii) after the Closing shall continue in full force and effect in accordance with their respective terms.

10.2	Indemnification in favour of the Investor by RCI, RCCI and the Company.

Subject to the other terms and conditions of this Article 10, from and after Closing, RCI, RCCI and the Company shall jointly and severally indemnify and save the Investor Indemnified Persons harmless of and from any Losses suffered by or imposed upon the Investor as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any failure of RCI, RCCI or the Company to perform or fulfil any of its covenants under this Agreement that are required to be performed or fulfilled after the Closing; and

(b)	any breach or inaccuracy of any representation or warranty given by RCI, RCCI or the Company in Sections 3.1 or 4.1.

10.3	Indemnification in favour of RCI, RCCI and the Company by the Investor.

Subject to the other terms and conditions of this Article 10, from and after Closing, the Investor shall indemnify and save the Company Indemnified Persons harmless of and from any Losses suffered by or imposed upon RCI, RCCI or the Company as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any failure of the Investor to perform or fulfil any of its covenants under this Agreement that are required to be performed or fulfilled after the Closing; and

(b)	any breach or inaccuracy of any representation or warranty given by the Investor in Section 5.1.

10.4	Time Limitations.

An Investor Indemnified Person may make any claim for Losses under Section 10.2 and a Company Indemnified Person may make any claim for Losses under Section 10.3, as the case may be, as long as such claim for Losses is made on or before ninety (90) days after the expiration of the applicable statute of limitations (taking into account applicable extensions thereof).

10.5	Limitation on Liability.

The liability of the Company, RCI and RCCI, on the one hand, or the Investor, on the other hand, for indemnification pursuant to this Agreement shall be limited as follows:

(a)
The maximum aggregate liability of the Company and its Affiliates (including, for greater certainty, RCI and RCCI) to the Investor and its Affiliates pursuant to this Agreement and the Company USA at any specified time will be an amount equal to the sum of (i) the Call Price calculated as of the date any due amounts are determined by the mutual agreement of the parties or a court of competent jurisdiction issuing a final and non-appealable judgment (the date of such final, mutually agreed or otherwise non-appealable determination, “Determination Date”) as if the Call Date were deemed to have occurred as of the Determination Date (provided that, (x) if the Determination Date occurs prior to the eighth (8th) anniversary of the date of this Agreement, then the Call Price shall be calculated as if the Call Date were deemed to have occurred as of the eighth (8th) anniversary of the date of this Agreement and (y) if the Determination Date occurs after the twelfth (12th) anniversary of the date of this Agreement, then the Call Price shall be calculated as if the Call Date were deemed to have occurred as of the twelfth (12th) anniversary of the date of this Agreement); and (ii) the Out of Pocket Expenses.

(b)
No Indemnifying Party shall be liable in respect of any Losses that are as a result of, in respect of, connected with, or arising out of, under or pursuant to the Investor Financing, except as set out in Schedule 10.5(b).

(c)
Each Indemnified Party shall use commercially reasonable efforts to mitigate its Losses indemnifiable under Section 10.2 or Section 10.3 upon and after becoming aware of any event which would reasonably be expected to give rise to any such Losses, including if a claim may be reduced by any recovery under or pursuant to any contractual indemnification rights or insurance coverage.

(d)	No Indemnifying Party shall be liable under this Article 10 in respect of any Losses that are contingent unless and until such contingent Losses become an actual liability that is due and payable.

(e)
For all purposes of this Article 10, “Losses” shall be net of any insurance or other prior or subsequent recoveries received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, net of any reasonable costs or expenses incurred in connection with such recovery and any Taxes imposed on such recovery. An Indemnified Party shall use commercially reasonable efforts to recover from insurance policies losses that would reasonably be expected to be recoverable under such policies, but will not be required to initiate litigation or other dispute resolution proceedings against any insurer in connection therewith, and the Indemnifying Party will not be entitled to condition, withhold, or delay its payment of any Losses otherwise payable to the Indemnified Party on the basis of the pendency of any such related insurance claim.

(f)
In addition to the limitations set out in Section 10.4 above and the other provisions of this Section 10.5, the obligations of indemnification of RCI, RCCI and the Company set out in Section 10.3 and the obligations of indemnification of the Investor set out in Section 10.2, as the case may, shall be limited such that no Indemnified Party is entitled to double recovery for any claims even though they may have resulted from the breach or inaccuracy of more than one of the representations, warranties or covenants of the Indemnifying Party in this Agreement or in respect of the indemnification obligations in more than one of the subsections of Section 10.2 or Section 10.3, as the case may be.

10.6	Notification.

Promptly upon obtaining knowledge thereof, the Person seeking indemnification pursuant to this Agreement (the “Indemnified Party”) shall notify in writing the Person(s) required to provide indemnification under Section 10.2 or 10.3 (the “Indemnifying Party”) of any cause which the Indemnified Party has determined has given rise to indemnification under this Article 10, provided that no failure to provide such notice promptly shall limit the rights of the Indemnified Party or Indemnified Parties to indemnification hereunder in respect of any such facts, circumstances or cause, except to the extent that the Indemnifying Party has actually been prejudiced thereby. No claim may be asserted nor may any Action be commenced against an Indemnifying Party, unless such written notice of such claim or Action is received by the Indemnifying Party (a) describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action, and (b) indicating the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party, on or prior to the date on which the representation, warranty or covenant on which such claim or Action is based ceases to survive as set forth in this Agreement, irrespective of whether the subject matter of such claim or Action shall have occurred before or after such date. Following notification of any such claim, the Indemnified Party shall make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party reasonably requested by the Indemnifying Party to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any Losses are payable in respect of the claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation.

10.7	Defense of Third Party Claim.

(a)
If any legal proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party (each a “Third Party Claim”), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party’s notice under Section 10.6 and upon giving notice to the Indemnified Party within thirty (30) Business Days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

(i)	the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense; and

(ii)	the Indemnified Party shall have the right to control and defend any Action for injunctive or other relief against the Indemnified Party.

(b)
If the Indemnifying Party fails within thirty (30) Business Days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 10.7(a), or if the Indemnifying Party fails to conduct the defence with reasonable diligence, then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake or to cause the Indemnifying Party to undertake the defence of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party, provided that such Third Party Claim may not be settled or compromised by the Indemnified Party without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld.

(c)
If an unconditional offer is made or received by the Indemnifying Party to compromise and settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such offer within 10 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such compromise and settlement offer. If the Indemnified Party fails to consent to such offer and also fails to assume defence of such Third Party Claim, the Indemnifying Party may compromise and settle the Third Party Claim upon the terms set forth in the offer to settle such Third Party Claim.

(d)
Where the defence of a Third Party Claim is being undertaken and controlled by the Indemnifying Party, the Indemnified Party will use its reasonable efforts to make available to the Indemnifying Party those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and defending any such claims.

(e)
With respect to any Third Party Claim, the Indemnified Party shall make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, reasonably required by the Indemnifying Party for its use in defending any such claim and shall otherwise cooperate on a timely basis with the Indemnifying Party in the defence of such claim.

10.8	Payments; Calculation of Losses.

(a)
Any amount due to an Indemnified Party from an Indemnifying Party pursuant to this Article 10 shall be paid by the Indemnifying Party to the Indemnified Party not later than five (5) Business Days following the final non-appealable determination of an indemnification claim by way of wire transfer of immediately available funds to an account designated by the Indemnified Party.

(b)
For the purposes of determining whether there has been a breach or inaccuracy of any representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, the representations and warranties of the Parties contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “immaterial”, “in all material respects” or words or phrases of similar import are used.

10.9	Fraud.

Nothing in this Agreement, including this Article 10, limits or restricts in any way any remedies available, or Losses payable, for claims by (i) an Investor Indemnified Person involving fraud or fraudulent misrepresentation by the Company or the Rogers Parties or (ii) a Company Indemnified Person involving fraud or fraudulent misrepresentation by the Investor.

10.10	Remedies.

Subject to Section 12.6, the Parties agree that (a) following the Closing, the indemnification provisions of Article 10 shall be the sole and exclusive remedies of the Parties, and (b) notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Party, after the Closing, to rescind this Agreement or any of the transactions contemplated by this Agreement.

Article 11
ARBITRATION

11.1	Arbitration Procedure.

(a)
All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement, including with respect to its or their formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), will be determined in accordance with Schedule 11.1(a), which sets out the sole and exclusive procedure for the resolution of Disputes. The application of subsection 7(2) of the Arbitration Act, 1991 (Ontario) is expressly excluded. The Parties will continue to perform their obligations herein while any Dispute is outstanding.

(b)
Notwithstanding the foregoing, all Disputes concerning the Company’s or the Rogers Parties’ entitlement to specific performance of the Investor’s obligation to cause the Equity Financing to be funded hereunder and to consummate the transactions contemplated by the Transaction Documents, in each case, pursuant to Section 12.6(b) shall be referred to and finally resolved by expedited arbitration in accordance with Schedule 11.1(b).

Article 12
GENERAL CONTRACT PROVISIONS

12.1	Assignment.

This Agreement will not be assigned by any Party hereto in whole or in part without the express prior written consent of the other Parties.

12.2	Enurement.

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors, permitted assigns and heirs, estate, executors and legal personal representatives.

12.3	Confidentiality; Press Releases.

(a)
The terms of the confidentiality agreement dated September 27, 2024 (the “Confidentiality Agreement”) between RCCI and Blackstone Alternative Credit Advisors LP shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Investor under the Confidentiality Agreement shall terminate. From and after the Closing Date, the Parties will hold, and will cause their respective Affiliates and representatives to hold, in strict confidence this Agreement and the terms of this Agreement; provided, however, that nothing in this sentence shall limit the disclosure by any Party of any information (i) to the extent required by Law or judicial process (and then only after as much advance notice and consultation as is reasonably feasible), (ii) in any Action brought by a Party in pursuit of its rights or in the exercise of its remedies under this Agreement or the other agreements entered into in connection herewith, (iii) to the extent that such documents or information can be shown to have come within the public domain through no action or omission of such Party or its Affiliates or representatives in violation of this Section 12.1 or (iv) to its Affiliates and to its and its Affiliates’ respective directors, officers, employees, partners, limited partners, general partners, managers, investors, potential investors, agents and representatives (but the Party shall be liable for any breach by its Affiliates or by its and its Affiliates’ respective directors, officers, employees, partners, limited partners, general partners, managers, investors, potential investors, agents and representatives).

(b)
None of the Parties or their respective representatives will, at any time issue any press releases or make any public announcement or statement concerning the matters set forth in this Agreement or the transactions contemplated by this Agreement without the prior consent of RCI, in the case of disclosure by the Investor, or the Investor, in the case of disclosure by RCI or the Company, except if required for legal, securities Laws or other regulatory reasons (and then only after as much advance notice and consultation as is reasonably feasible).

12.4	Guarantee.

(a)
RCI hereby absolutely, irrevocably and unconditionally guarantees to the Company the observance and due, punctual and complete performance and discharge by RCCI of all of RCCI’s obligations under this Agreement (including payment in full of any amounts payable by RCCI under this Agreement), according to the terms of this Agreement and as from time to time amended, modified or supplemented in accordance with the terms hereof.

(b)
RCI agrees that its obligations pursuant to this Section 12.4 shall be unconditional, irrespective of, and not in any way affected by, (i) the validity or enforceability of this Agreement against RCCI or any other Person; (ii) any waiver, change, modification or amendment of this Agreement; (iii) the absence of any action or proceeding by or on behalf of the Company to enforce this Agreement; (iv) the recovery of any judgment, order or ruling against RCCI or any other Person or any action or proceeding to ensure the same; (v) the failure of the Company to resort to, foreclose upon, or exhaust any other security or recourse available to the Company in connection with this Agreement; (vi) any bankruptcy or insolvency of, or similar proceedings involving, RCCI or any related party; (vii) the Company’s exercise or non-exercise or delay in exercising any of its rights under this Section 12.4; (viii) any assignment of this Agreement by either Rogers Party; (ix) the existence of any claim, setoff or other right that the Company may have against RCCI or any other entity; or (x) any other circumstance, occurrences or events which may otherwise constitute a legal or equitable discharge or defense of RCI under this Section 12.4 or which may otherwise limit recourse against RCI under this Section 12.4 other than the defense that the obligations guaranteed under this under this Section 12.4 have been paid or satisfied in full. The Company shall not be required to first bring an action against RCCI to establish its right to payment or performance under this Agreement, and RCI acknowledges and agrees that the Company shall be entitled to enforce directly against it any of the guaranteed obligations of RCCI on a joint and several basis. To the fullest extent permitted by applicable Law, RCI waives presentment to, demand of payment from and protest to any other Person of any of the guaranteed obligations and also waives promptness, diligence, notice of acceptance of this guarantee and of the guaranteed obligations and notice of protest for nonpayment. The Company shall not be obligated to file any claim related to the guaranteed obligations in the event that RCCI become subject to a bankruptcy, insolvency, or similar proceeding and the failure of the Company to so file shall not affect the obligations of RCI hereunder. This is a guarantee of payment and performance and not collection.

12.5 Notices.

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail or email or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth (4th) Business Day after the post‑

marked date thereof, or if sent by email, will be deemed to have been received on the day on which it was transmitted (or, if such day is not a Business Day or such email was transmitted after 5:00 p.m. (Toronto time), on the next following Business Day), or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section 12.5. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by email and will be deemed to have been received in accordance with this Section 12.5. Notices and other communications will be addressed as follows:

(a)	if to the Rogers Parties:

Rogers Communications Inc.
333 Bloor Street East
Toronto, ON M4W 1G9

Attention:	Chief Legal Officer and VP, Treasurer
Email:	[Redacted: Personal Information]

with a copy to:

Torys LLP
79 Wellington Street West, Suite 3300
Toronto, Ontario
M5K 1N2

Attention:	Rima Ramchandani and Cameron Koziskie
Email:	[Redacted: Personal Information]

(b)	if to the Company:

Backhaul Network Services Inc.
333 Bloor Street East
Toronto, ON M4W 1G9

Attention:	Chief Legal Officer and VP, Treasurer
Email:	[Redacted: Personal Information]

with a copy to:

Torys LLP
79 Wellington Street West, Suite 3300
Toronto, ON M5K 1N2

Attention:	Rima Ramchandani and Cameron Koziskie
Email:	[Redacted: Personal Information]

(c)	if to the Investor

Maple Connect Issuer LP
c/o Blackstone Alternative Credit Advisors LP
345 Park Avenue
New York, NY 10154

Attention:	Martin Quintanar, Judson Finnegan and BXCI Closing Coordination Team
Email:	[Redacted: Personal Information]

with a copy to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002

Attention:	John D. Pitts and Brittany Sakowitz
Email:	[Redacted: Personal Information]

with a copy to:

Stikeman Elliott LLP
1155 Rene-Levesque Blvd. West
41st Floor
Montreal, QC H3B 3V2

Attention:	Warren M. Katz and Jason Paperman
Email:	[Redacted: Personal Information]

Notwithstanding the foregoing, any notice or other communication required or permitted to be given by any Party pursuant to or in connection with any arbitration procedures contained herein or in any Schedule hereto may only be delivered by hand.

12.6	Specific Performance.

(a)
Notwithstanding anything to the contrary in the Transaction Documents, but subject to Section 12.6(b), each Party agrees that the other would suffer irreparable damage in the event that any of the provisions of this Agreement are not performed by such Party in accordance with the terms hereof or are otherwise breached by it, and that monetary damages, even if available, may not be an adequate remedy, and that any Party shall be entitled to seek an injunction or injunctions or a declaration or declarations to compel specific performance by the other Party of its obligations under this Agreement and to prevent breaches or threatened breaches of the provisions of this Agreement by the other Party, in addition to any other remedy available to the Parties at Law or equity. No Party shall be required to provide or post any bond or other security in connection with any such injunction, specific performance or other equitable relief.

(b)
Notwithstanding the foregoing, it is expressly agreed that the Company and the Rogers Parties will be entitled to specific performance of the Investor’s obligation to cause the Equity Financing to be funded and to consummate the transactions contemplated by the Transaction Documents if and only if (i) all conditions set forth in Sections 7.2, 7.3 and 7.4 have been satisfied or waived in full (other than those that by their terms or nature are to be satisfied at the Closing), (ii) the Investor fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 2.2(a), (iii) the Company has irrevocably confirmed that the conditions set forth in Sections 7.2, 7.3 and 7.4 have been satisfied or waived in full (other than those that by their terms or nature are to be satisfied at the Closing) and the Company stands ready, willing and able to perform its obligation to effect the Closing and (iv) the Debt Financing has been funded or will be funded at the time the Closing is required to have occurred pursuant to Section 2.2(a) if the Equity Financing is funded at such time. For the avoidance of doubt, under no circumstance shall the Company and the Rogers Parties be entitled to receive both a grant of specific performance to require the Investor to consummate the Closing under this Section 12.6(b) and the payment of the Termination Fee.

12.7	Time is of the Essence.

Time is of the essence of this Agreement.

12.8	No Recourse.

Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Affiliates that no Non-Recourse Party of a Party shall have any liability relating to this Agreement or any of the transactions contemplated by this Agreement except as otherwise agreed to in writing by such Non-Recourse Party. Unless otherwise specified, each obligation of each Party under this Agreement is a several (and not joint) obligation and no Party shall be liable for any other Party’s breach hereof. It is expressly agreed that the Non-Recourse Parties to whom this Section 12.8 applies shall be third-party beneficiaries of this Section 12.8, each of whom may enforce the provisions of this Section 12.8.

12.9	Expenses.

(a)
RCI, RCCI and the Company shall pay for their own fees and expenses incident to the negotiation, preparation and execution of the Transaction Documents and the agreements contemplated by the Transaction Documents, including legal and accounting fees and expenses in connection with the transactions contemplated by the Transaction Documents.

(b)
The Investor shall pay for its own fees and expenses incident to the negotiation, preparation and execution of the Transaction Documents and the agreements contemplated by the Transaction Documents, including legal and accounting fees and expenses in connection with the transactions contemplated by the Transaction Documents (collectively, the “Investor Expenses”); provided, however, that, upon the occurrence of (i) the Closing, the Company shall pay or reimburse (or cause to be paid or reimbursed), as a cost associated with the issuance of the Purchased

Shares, an amount not to exceed $[Redacted: Commercially Sensitive] in respect of the Investor Expenses or (ii) the valid termination of this Agreement, other than pursuant to Sections 8.3(a) or 8.3(c), the Rogers Parties shall pay or reimburse (or cause to be paid or reimbursed), as a cost associated with the issuance of the Purchased Shares, an amount not to exceed $[Redacted: Commercially Sensitive] in respect of the Investor Expenses, in the case of each of the foregoing clauses (i) and (ii), by wire transfer of immediately available funds to such account(s) as designated by the Investor in writing.

12.10	Independent Legal Advice.

Each Party acknowledges that it has been advised to and has been given an opportunity to obtain independent legal advice with respect to entering into this Agreement, that it has obtained such independent legal advice, and that such Party is entering into this Agreement of such its own free will, not being under any coercion, duress or undue influence to do so, and with full capacity and authority to do so, and with full knowledge of the contents of this Agreement and its rights and obligations under this Agreement.

12.11	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronically (PDF)) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

12.12	Debt Financing Sources.

Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any Action against the Debt Financing Sources arising out of or relating to this Agreement, the Debt Financing, the Note Purchase Agreement, the other definitive agreements entered into in connection with the Debt Financing (the “Debt Financing Documents”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such dispute to the exclusive jurisdiction of such court and agrees that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York except as otherwise set forth in the Note Purchase Agreement (including as it relates to the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action (including any action, cause of action, claim, cross-claim or third-party claim of any kind or description), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Note Purchase Agreement, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Note Purchase Agreement, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Debt Financing Sources will have any liability to the Rogers Parties, the Company or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Note Purchase Agreement, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Rogers Parties, the Company or their respective Affiliates shall bring or support any Action (including any action, cause of action, claim, cross-claim or third-party claim of any kind or description), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Note Purchase Agreement, the Debt Financing Documents or any of the transactions pursuant to the Transaction Documents contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action involving any Debt Financing Source or the transactions contemplated by the Transaction Documents, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Section 12.12 (or the definitions of any terms used in this Section 12.12) and (ii) to the extent any amendments to any provision of this Section 12.12 (or, solely as they relate to such Section, the definitions of any terms used in this Section 12.12) are materially adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 12.12 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Note Purchase Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above mentioned.

ROGERS COMMUNICATIONS INC.

By:	“Tony Staffieri”
	Name:	Tony Staffieri
	Title:	Authorized Signatory

By:	“Glenn Brandt”
	Name:	Glenn Brandt
	Title:	Authorized Signatory

ROGERS COMMUNICATIONS CANADA INC.

By:	“Tony Staffieri”
	Name:	Tony Staffieri
	Title:	Authorized Signatory

By:	“Glenn Brandt”
	Name:	Glenn Brandt
	Title:	Authorized Signatory

BACKHAUL NETWORK SERVICES INC.

By:	“Tony Staffieri”
	Name:	Tony Staffieri
	Title:	Authorized Signatory

By:	“Glenn Brandt”
	Name:	Glenn Brandt
	Title:	Authorized Signatory

MAPLE CONNECT ISSUER LP, by its general partner, MAPLE GP HOLDINGS LTD.

By:	“Marisa J. Beeney”
	Name:	Marisa J. Beeney
	Title:	Vice President

EXHIBIT A

FORM OF COMPANY USA

(See attached.)

FINAL FORM

BACKHAUL NETWORK SERVICES INC.

UNANIMOUS SHAREHOLDER AGREEMENT

[■], 2025

(continued)

Page

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Headings and Table of Contents	20
1.3	Certain Phrases, etc.	20
1.4	Currency	21
1.5	Accounting Terms	21
1.6	Invalidity of Provisions	21
1.7	Entire Agreement	22
1.8	Governing Law	23
ARTICLE 2 MANAGEMENT OF THE CORPORATION		23
2.1	Board of Directors	23
2.2	Duties of Directors	24
2.3	Actions of the Board	24
2.4	Compliance with Agreement	24
2.5	Subsidiaries	24
2.6	Separateness Covenants	24
2.7	Qualifications of Directors	26
2.8	Composition of the Board; Chairperson	26
2.9	Vacancies	28
2.10	Removal	28
2.11	Class Votes	28
2.12	Resignation	29
2.13	Meetings of Directors	29
2.14	Quorum	29
2.15	Board Action and Written Consent	30
2.16	Confidentiality Obligations	30
2.17	Committees of the Board	31
2.18	Minutes	31
2.19	Time Devoted to Corporation; No Employment	32
2.20	Remuneration of Directors	32
2.21	Officers	32
2.22	Meetings of Shareholders	32
2.23	Shareholder Action and Written Consent	33
2.24	Business Plan and Budget	33
2.25	Unanimous Approval	34
2.26	Access and Reporting to Shareholders	39
2.27	Distribution Policy	40
2.28	Financing of the Corporation	45
2.29	Corporate Group CapEx and Management Fees	46
ARTICLE 3 GENERAL MATTERS RELATING TO THE HOLDING OF SHARES AND PERMITTED TRANSFERS		47
3.1	Representations and Warranties by Shareholders	47
3.2	General Prohibition on Transfer	48
3.3	Permitted Transfers of Shares	48
- i -

(continued)

Page

3.4	Permitted Holder	49
3.5	No Registration of Transfer Unless Transferee is Bound	49
3.6	Notation on Share Certificates	50
3.7	Shareholders to Facilitate Permitted Transfers	50
ARTICLE 4 LIQUIDITY RIGHTS		50
4.1	Call Option	50
ARTICLE 5 CLOSING PROCEDURES		52
5.1	Closing Procedures	52
5.2	Governmental or Third Party Approvals	53
5.3	Withholding	53
ARTICLE 6 DISPUTE RESOLUTION AND ARBITRATION		54
6.1	Arbitration Procedure	54
ARTICLE 7 DISSOLUTION AND LIQUIDATION		55
7.1	Dissolution	55
7.2	Liquidation and Termination	55
7.3	Provision for Contingent Claims	55
7.4	Certificate of Dissolution	56
ARTICLE 8 ADDITIONAL COVENANTS		56
8.1	Exclusivity; Certain Rogers Parties Undertakings	56
8.2	Non-Competition, Non-Solicitation and Non-Disparagement	58
8.3	Confidentiality	61
8.4	Other Business Activities of the Shareholders; Waiver of Corporate Opportunities	63
8.5	Trigger Events	64
8.6	Tax Cooperation	65
8.7	Insurance & Recovery	66
ARTICLE 9 GENERAL PROVISIONS		66
9.1	Injunctive Relief and Specific Performance	66
9.2	Limitation of Liability	67
9.3	Aggregate Ownership; One Voice Rule	67
9.4	All Shares Subject to this Agreement; Independent Legal Advice	67
9.5	Indemnity by the Corporation; Insurance	68
9.6	Term and Termination	69
9.7	Ceasing to be a Shareholder	70
9.8	Termination and Cessation Not to Affect Rights or Obligations	70
9.9	Reclassification of Shares	70
9.10	Notices	70
9.11	Time of the Essence	73
9.12	Further Assurances	73
9.13	Amendments and Waivers	73
9.14	No Third-Party Beneficiaries	73

- ii -

(continued)

Page

9.15	Counterparts	73
9.16	Paramountcy	74
9.17	Inconsistency	74
9.18	Enurement	74
- iii -

(continued)

Page

Schedule A	-	Shareholders and Shareholdings

Schedule B	-	Dispute Resolution and Arbitration Procedure

Schedule C	-	Assumption Agreement

Schedule D	-	Multiplier

Schedule E	-	Illustrative Calculation of Available Cash

Schedule F	-	Definition of EBITDA

Schedule G	-	Initial 5-Year Business Plan and Initial Annual Plan

Schedule H	-	Illustrative Calculation of Calculated CapEx Average

Schedule I	-	Illustrative Calculation of Exchange Rate

Schedule J	-	Specified Call Parameters

- iv -

UNANIMOUS SHAREHOLDER AGREEMENT

THIS AGREEMENT is made as of the [■] day of [■], 2025

A M O N G:

MAPLE CONNECT ISSUER LP, a limited partnership existing under the laws of the Cayman Islands, acting through its general partner, MAPLE GP HOLDINGS LTD., an exempted company existing under the laws of the Cayman Islands (the “Investor”)

– and –

ROGERS COMMUNICATIONS CANADA INC., a corporation formed under the laws of Canada (“RCCI”)

– and –

Any other holder of Shares from time to time that executes an assumption agreement substantially in the form attached as Schedule C to this Agreement or other agreement in form and substance reasonably satisfactory to the Board pursuant to which such holder becomes bound by this Agreement

– and –

BACKHAUL NETWORK SERVICES INC., a corporation formed under the laws of Alberta (the “Corporation”)

– and –

Solely for the purposes of section 8.1, ROGERS COMMUNICATIONS INC., a corporation formed under the laws of British Columbia (“RCI”).

WHEREAS, the authorized capital of the Corporation as of the date hereof consists of (i) an unlimited number of Class A shares, which are voting (the “Class A Shares”), (ii) an unlimited number of Class B shares, which are voting (the “Class B Shares”), and (iii) an unlimited number of Class C shares (the “Class C Shares”), which are non-voting;

AND WHEREAS, prior to the date hereof, pursuant to the Contribution Agreement, RCCI contributed the Contributed Assets (as such term is defined in the Contribution Agreement) to the Corporation in exchange for 501 Class A Shares;

AND WHEREAS, on the date hereof, pursuant to the Subscription Agreement, the Investor subscribed for 125 Class B Shares and 374 Class C Shares from the Corporation (collectively the “Investor Shares”), such Investor Shares representing 49.9% of the issued and outstanding Shares for an aggregate subscription price equal to USD$4,850,000,000

(the “Investment Amount”) and, after such subscription, the 501 Class A Shares owned by RCCI represent 50.1% of the issued and outstanding Shares;

AND WHEREAS, as of the date hereof, all of the outstanding Shares are held by the Persons and in the amounts set out in Schedule A hereto, and as of the date hereof, the Corporation has no equity or debt securities issued and outstanding other than the Shares as set forth on such Schedule;

AND WHEREAS, the parties hereto acknowledge and agree that the Shares are intended to be equity for all purposes;

AND WHEREAS, the parties hereto wish to enter into this Agreement to provide for the conduct of the business and affairs of the Corporation, to provide for restrictions on the transfer and ownership of Shares and to govern their relationship as Shareholders with the intent that this Agreement shall constitute a unanimous shareholder agreement under the Act.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement,

1.1.1          “5-Year Business Plan” has the meaning attributed to such term in section 2.24.1;

1.1.2          “Act” means the Business Corporations Act (Alberta);

1.1.3          “Adverse Law Event” means, at any time, if:

1.1.3.1          with respect to RCI or any of its Subsidiaries (including any member of the Corporate Group), any Authorization of such Person which is material to RCI and its Subsidiaries (including the Corporate Group), taken as a whole, is, or could reasonably be expect to be, revoked, terminated, lost, cancelled, barred from renewal or is made subject to a material restriction, limitation or condition, in each case, as a result of the announcement, execution or performance of the Transaction Documents or the ownership of the Corporation by any of the Shareholders; or

1.1.3.2          if (a) a law is enacted; or (b) there is any government action or proceeding which would reasonably be expected to become a law, in either case of (a) or (b), which makes, or would reasonably be expected to make, the continued performance of the

Transaction Documents or the ownership of the Corporation by any of the Shareholders unlawful;

1.1.4          “Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), Controls, is Controlled by, or is under common Control with, such Person; provided that, for greater certainty, (a) none of the Investor or its Affiliates shall be deemed to be an “Affiliate” of RCI, RCCI or any of their respective Affiliates by virtue of their ownership of Shares, (b) the Investor shall not be deemed to be an “Affiliate” of any member of the Corporate Group and (c) RCI, RCCI and their respective Affiliates shall each be deemed an “Affiliate” of each other and of each member of the Corporate Group;

1.1.5          “Affiliate Arrangement” has the meaning attributed to such term in section 2.25.2.13;

1.1.6          “Agreement” means this agreement and all Schedules attached to this agreement;

1.1.7          “Annual Plan” has the meaning attributed to such term in section 2.24.1;

1.1.8          “Approved Transfer” has the meaning attributed to such term in section 3.7.2;

1.1.9          “Arm’s Length” has the meaning attributed to such term for the purposes of the Tax Act;

1.1.10          “Articles” means the articles of incorporation and by-laws of the Corporation (including the share conditions attached as an annex or schedule thereto);

1.1.11          “Authorization” means, with respect to any Person, any Order, permit, approval, consent, variance, waiver, grant, license, sublicense, certificate, certification, registration, agreement, or similar authorization of any Governmental Entity having jurisdiction over such Person;

1.1.12          “Available Cash” means, as of any relevant time of determination, an amount determined by the Board (acting reasonably and in good faith) equal to (a) all cash and cash equivalents of the Corporate Group (excluding any amounts funded by RCCI pursuant to section 2.28.4 or by the Investor pursuant to section 2.28.5 or section 8.2.1.1 for any Restricted Opportunity Fee but including amounts funded by RCCI pursuant to section 2.27.6); less (b) reasonable requirements for capital expenditures, operating expenditures and tax reserves (including appropriate reserves for existing and future obligations) for up to the twelve (12) month period immediately following such time of determination, in each case, to the extent that the then-current Annual Plan addresses such period, consistent with the applicable line item in such then-current Annual Plan; less (c) without duplication of any amounts set forth in the foregoing clause (b), any amounts that are restricted from being distributed by the Corporation under applicable laws. For purposes of clarity, an illustrative, non-binding calculation of Available Cash (based upon the assumptions in the Plan as of the date hereof) for each Fiscal Quarter occurring during the next four (4) Fiscal Quarters is set forth on Schedule E. For purposes of determining Available Cash, (i) all amounts shall be calculated utilizing Canadian currency and (ii) any such amounts that are denominated in

United States currency shall be converted to Canadian currency using an exchange rate of USD $1.00 = CAD $1.23;

1.1.13          “Backhaul” has the meaning attributed to such term in the Contribution Agreement;

1.1.14          “Backhaul Business” has the meaning attributed to such term in the Contribution Agreement;

1.1.15          “Backhaul Equipment” has the meaning attributed to such term in the Contribution Agreement;

1.1.16          “Backhaul Fees” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.17          “Backhaul Services” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.18          “Backhaul Services Agreement” means the backhaul services agreement between RCI, RCCI and the Corporation, dated [■], 2025;

1.1.19          “Bankruptcy Event” has the meaning attributed to such term in section 2.25.2.5;

1.1.20          “Bankruptcy Event Approval” has the meaning attributed to such term in section 2.8.6;

1.1.21          “Bankruptcy Event Determination” has the meaning attributed to such term in section 2.8.6;

1.1.22          “Board” has the meaning attributed to such term in section 2.1;

1.1.23          “Business” means, at the relevant time, the business carried on by the Corporation and its Subsidiaries which, as of the date hereof, is the Backhaul Business;

1.1.24          “Business Day” means any day that is not a Saturday, Sunday or any other day on which the main branches of commercial banks in Toronto, Ontario are not open for business during normal business hours;

1.1.25          “BXCI” means, collectively, Blackstone Private Credit Strategies LLC and its Affiliates within the credit and insurance-focused business of Blackstone Inc. and any funds or accounts managed, advised or sub-advised by Blackstone Private Credit Strategies LLC or its Affiliates within the credit and insurance-focused business of Blackstone Inc. (but excluding portfolio companies thereof);

1.1.26          “Calculated CapEx Average” means, in respect of the UA Line Item for Corporate Group CapEx for a particular year that is being added as a new fifth (5th) year in a 5-Year Business Plan, at any time of determination, an amount equal to (a) the average of the annual budgeted amounts (without giving effect to any permitted overage or similar concept) that were approved with Unanimous Approval in respect of the UA Line Item for Corporate Group CapEx during the preceding five (5) year period prior to such new fifth (5th) year; provided that, in the event that a UA Line Item for Corporate Group CapEx for any Fiscal Year to be included in such average did not itself receive Unanimous Approval, then the amount to be included in such calculation with respect to such Fiscal Year shall be the Calculated CapEx Average calculated with respect to such Fiscal Year calculated at the time such UA Line Item for Corporate Group CapEx for that particular year was first added as a new fifth (5th) year in a 5-Year Business Plan multiplied by (b) 1 plus the Inflation Factor. For purposes of clarity, an illustrative calculation of Calculated CapEx Average is set forth on Schedule H;

1.1.27          “Call Date” has the meaning attributed to such term in section 4.1.1;

1.1.28          “Call Notice” has the meaning attributed to such term in section 4.1.1;

1.1.29          “Call Option” has the meaning attributed to such term in section 4.1.1;

1.1.30          “Call Price” means, as of the Call Date, an amount in United States dollars equal to the sum of (a) the lesser of (x)(i) the Network Asset Value multiplied by (ii) the Investor’s Interest as of the Call Date multiplied by (iii) the Multiplier as of the Call Date and (y) the aggregate amount of distributions in respect of the Investor Shares which, if paid on the Call Date, would achieve the Target IRR in respect of the Investor Shares plus (b) the aggregate amount of any Investor Elective Funding; provided that the Call Price shall be subject to a floor equal to the sum of (1)(A) the Network Asset Value multiplied by (B) the Investor’s Interest as of the Call Date multiplied by (C) 0.35, plus (2) the aggregate amount of any Investor Elective Funding; provided, further, that (x) if a Call Notice with respect to a Special Call Event is delivered on or before the eighteen (18) month anniversary of the date hereof, (y) RCCI, RCI or the Corporation delivered to Investor Shareholder pursuant to the Subscription Agreement a written waiver of any of the closing conditions set forth in Section 7.2(b), Section 7.2(c) or Section 7.4(b) of the Subscription Agreement and (z) such Special Call Event is substantially related to the facts and circumstances underlying the basis for the granting of such waiver, then the Call Price shall be subject to a floor equal to an amount sufficient to achieve a 1.15x MOIC;

1.1.31          “Canadian” has the meaning attributed to such term in the Canadian Telecommunications Common Carrier Ownership and Control Regulations;

1.1.32          “CapEx Accrual” has the meaning attributed to such term in section 2.29.1;

1.1.33          “Cause” means, with respect to an Independent Director, (a) acts or omissions by such Independent Director that constitute willful disregard of, or gross negligence with respect to, such Independent Director’s duties, (b) such Independent Director has engaged in or has been charged with or has been indicted or convicted for any crime or crimes of fraud or other acts constituting a crime under any law applicable to such Independent Director, (c) such Independent Director has breached his or her duties of loyalty and care as and to the extent of such duties in accordance with this Agreement, (d) there is a material increase in the fees charged by such Independent Director or a material change to such

Independent Director’s terms of service, (e) such Independent Director is unable to perform his or her duties as Independent Director due to death, disability or incapacity, (f) such Independent Director resigns or is required to resign or (g) such Independent Director no longer meets the definition of Independent Director set forth in this Agreement;

1.1.34          “CD Cure Period” has the meaning attributed to such term in section 8.5.2.3;

1.1.35          “Cell Sites” has the meaning attributed to such term in the Contribution Agreement;

1.1.36          “Chairperson” means the chairperson of the Board;

1.1.37          “Change in Law” means (i) an enacted amendment or proposed amendment to the Tax Act or an applicable tax treaty with an effective date prior to the relevant distribution or payment being made; or (ii) a judicial decision which has not been successfully appealed, which results in the Corporation or a purchaser, as applicable, being liable for withholding tax (and associated interest and penalties) in respect of the payment of distributions to the Investor Shareholder or the payment to a vendor in respect of any purchase and sale of the Shares;

1.1.38          “Class A Shares” has the meaning attributed to such term in the preamble to this Agreement;

1.1.39          “Class B Shares” has the meaning attributed to such term in the preamble to this Agreement;

1.1.40          “Class C Shares” has the meaning attributed to such term in the preamble to this Agreement;

1.1.41          “Code” has the meaning attributed to such term in section 8.6;

1.1.42          “Confidential Information” means:

1.1.42.1          in respect of the obligations of the Investor Shareholder under section 8.3, all confidential and proprietary information, whether in written, oral, electronic or other format, concerning the Corporation and its Affiliates (including, for greater certainty, RCI and RCCI), and their respective businesses, including information relating to financial statements, clients, customers, potential clients or customers, employees, officers, directors, consultants, suppliers, equipment, designs, drawings, programs, strategies, business plans, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information regardless of whether such information is marked as confidential or proprietary; and

1.1.42.2          in respect of the obligations of the RCCI Shareholder under section 8.3, all confidential and proprietary information, whether in written, oral, electronic or other format, concerning the Investor Shareholder and its Affiliates, and their respective lenders and equity investors and their respective businesses, including information relating to financial statements, clients, customers, potential clients or customers, employees, officers, directors, consultants, suppliers, equipment, designs, drawings, programs, strategies, business plans, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information regardless of whether such information is marked as confidential or proprietary;

1.1.43          “Connecting Point(s)” has the meaning attributed to such term in the Contribution Agreement;

1.1.44          “Contribution Agreement” means the contribution agreement among RCI, RCCI and the Corporation dated [■], 2025;

1.1.45          “Control” means:

1.1.45.1          the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise; and

1.1.45.2          the words “Controlled by”, “Controlling” and similar words have corresponding meanings;

1.1.46          “Core Network” has the meaning attributed to such term in the Contribution Agreement;

1.1.47          “Corporate Group” means, collectively, the Corporation and its Subsidiaries;

1.1.48          “Corporate Group CapEx” has the meaning attributed to such term in section 2.25.2.1;

1.1.49          “Corporation” has the meaning attributed to such term in the preamble to this Agreement and includes any successor to the Corporation resulting from any amalgamation of or including the Corporation or any continuance of the Corporation under the laws of another jurisdiction;

1.1.50          “Corporation Assessment” has the meaning attributed to such term in section 2.27.11;

1.1.51          “CPI” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.52          “CRA” means the Canada Revenue Agency;

1.1.53          “CRA Form” means a duly completed CRA Form NR301, NR302 or NR303, as applicable, pursuant to which all of the persons entitled to the beneficial ownership of any applicable distribution or payment made to such persons, including through one or more partnerships or hybrid entities, are, other than general partners, whose interest in the aggregate shall not exceed 0.3% (the “Non-Economic GPs”), either: (a) residents of

Canada; (b) persons entitled to an exemption from withholding tax on dividends pursuant to an applicable tax treaty; or (c) a combination of persons described in (a) or (b);

1.1.54          “Currency Default” means a failure by RCI to pay the minimum amount of fees that are required to be paid in U.S. dollars pursuant to section 5.6 of the Backhaul Services Agreement;

1.1.55          “Data” has the meaning attributed to such term in the Contribution Agreement;

1.1.56          “Data Transmission” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.57          “Debt Leverage Ratio” means the debt leverage ratio of RCI on a consolidated basis either (i) as reported by RCI in its most recent public disclosure filings or (ii) if RCI ceases to include its debt leverage ratio in its public disclosure filings or ceases to make public disclosure filings, calculated in a manner consistent with the calculation used to produce the debt leverage ratio of RCI on a consolidated basis reported by RCI in its last public disclosure filing which included such ratio;

1.1.58          “Determination Date” has the meaning attributed to such term in section 9.2;

1.1.59          “Directors” has the meaning attributed to such term in section 2.1;

1.1.60          “Disputed Matters” has the meaning attributed to such term in section 4.1.2;

1.1.61          “Distribution Policy” means the distribution policy set out under section 2.27 of this Agreement;

1.1.62          “Distribution Trigger” means, for any Fiscal Quarter, (a) as part of the Quarterly Board Determination with respect to such Fiscal Quarter, the Board determines to (i) pay any Management Fees in cash or set off any Management Fees against any amounts due and owing under the Transaction Documents or (ii) pay any Corporate Group CapEx in cash, including any reimbursement thereof, or (b) with respect to the immediately preceding Fiscal Quarter, the Board determined to loan any additional amounts of Available Cash to RCI pursuant to an RCI Demand Promissory Note; provided, however, that neither (x) a CapEx Accrual or Management Fee Accrual (or the accrual thereof) in and of itself and without any Quarterly Board Determination to make any cash payment, set off or reimbursement thereof or (y) the fact that there is an outstanding balance owing under an RCI Demand Promissory Note in and of itself and without any determination by the Board to loan any additional amounts of Available Cash to RCI in an applicable Fiscal Quarter shall be a “Distribution Trigger”;

1.1.63          “EBITDA” has the meaning attributed to such term in Schedule F;

1.1.64          “Eligible Transferee” means:

1.1.64.1          in relation to the Investor Shareholder (i) is either (a) a Person Controlled by BXCI or (b) in accordance with section 3.4, a Permitted Holder, and

(ii) is either (a) a Canadian resident person; (b) a “Canadian partnership” (as defined in the Tax Act); (c) a person who is a non-resident of Canada and who is entitled to an exemption from Canadian dividend withholding tax pursuant to an applicable tax treaty; or (d) a partnership all of the members of which are persons or partnerships described in (a)-(c); and

1.1.64.2          in relation to the RCCI Shareholder, any Person, provided that at all times following such Transfer (a) RCI continues to directly or indirectly beneficially own more than 50% of the Class A Shares that the RCCI Shareholder held as of the date of this Agreement and (b) RCI Controls, directly or indirectly, the Corporation in substantially the same manner as immediately before such Transfer;

1.1.65          “Exclusivity Trigger Event” has the meaning attributed to such term section 1.1.149.2;

1.1.66          “Fiscal Quarter” means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period with Unanimous Approval as provided herein;

1.1.67          “Fiscal Year” means the fiscal year of the Corporation ended on the 31st day of December in each year or as determined with Unanimous Approval as provided herein;

1.1.68          “GB” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.69          “Governmental Approval” means the consent of any Governmental Entity which may be required at any time and from time to time to ensure that (a) a purchase of Shares is not in contravention of any law, regulation, rule or published policy of, or administered by, such Governmental Entity or (b) notwithstanding the Transfer of all or any part of the Shares, the holding by RCI, the Corporation or any of their respective Subsidiaries of any material franchise, licence, permit or other permission or authority required to carry on its business is unaffected;

1.1.70          “Governmental Entity” means any (a) international, multinational, national, federal or central, state, regional, provincial, territorial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, commissioner, board, bureau, agency, tribunal, minister, governor-in-council, cabinet, official, judicial body, arbitrator, division or instrumentality, domestic or foreign, (b) any subdivision or authority of any entity listed in clause (a), (c) any applicable stock exchange or (d) any self-regulated organization or other non-governmental regulatory authority quasi-governmental or private or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of any of the above;

1.1.71          “IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

1.1.72          “Indebtedness” means (a) any indebtedness for borrowed money or issued in substitution or exchange for indebtedness for borrowed money (including interest and prepayment penalties or obligations); (b) obligations evidenced by any note, bond, debenture or similar instrument; (c) obligations for the deferred purchase price for a company, business, or other property or services (excluding (i) ordinary course trade payables and accrued expenses, (ii) accrued obligations to pay Management Fees under the Management Services Agreement and (iii) obligations of payment or reimbursement to a Rogers Party in respect of any Corporate Group CapEx); (d) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Corporation or any of its Subsidiaries (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) obligations under any performance bonds or letters of credit; and (f) any guarantee in any manner by the Corporation or any of its Subsidiaries (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse) of the payment of any obligation of another Person of the types referred to in clauses (a) through (e) of this definition of Indebtedness. For the avoidance of doubt, Indebtedness shall not include (A) Indebtedness of the Corporation owing solely to any one or more of its Subsidiaries or Indebtedness of a Subsidiary of the Corporation owing solely to the Corporation or any one or more of its Subsidiaries or (B) taxes;

1.1.73          “Independent Arbiter” has the meaning attributed to such term in section 4.1.2;

1.1.74          “Independent Director” means a natural person (a) with prior experience as an independent director, independent manager or independent member, (b) who is provided by an Independent Director Service Company, (c) who is Canadian, and (d) who is not, at the time of initial appointment, has never been and shall at no time be: (i) a director, manager, officer or employee of the Corporate Group, RCI, RCCI or any Affiliate of the Corporate Group or RCI, other than in the capacity of “Independent Director” with respect to the Corporation and any similar capacity in respect of any bankruptcy-remote special purpose entity of any member of the Corporate Group or RCCI; (ii) a supplier or other Person who derives any of its revenues (other than fees earned for serving as an Independent Director or as an employee of an Independent Director Service Company) from its activities with the Corporation or the Rogers Group; (iii) an Affiliate of the Corporation or the Rogers Group or any Person excluded from serving as Independent Director under subclause (i) or (ii) above; or (iv) a member of the immediate family by blood, marriage or otherwise of any such director, officer, employee, partner, supplier or other Person described in subclause (i) or (ii) above;

1.1.75          “Independent Director Service Company” means any of Global Securitization Services, LLC, CT Corporation, Corporate Creations, Corporation Service Company, National Registered Agents, Inc., Wilmington Trust Company, National Corporate Research, Ltd., United Corporate Services, Inc., Independent Member Services LLC, TMF Group or such other company that provides professional independent director, independent manager or independent member services in the ordinary course of its business, in each case, that is not an Affiliate of the Corporation or any Shareholder and that is reasonably satisfactory to the Board and the Investor Shareholder;

1.1.76          “Inflation Factor” means a percentage equal to the greater of (a) the percentage increase of CPI over the previous Fiscal Year and (b) 2.00%;

1.1.77          “Initial 5-Year Business Plan” has the meaning attributed to such term in section 2.24.1;

1.1.78          “Initial Annual Plan” has the meaning attributed to such term in section 2.24.1;

1.1.79          “Initial Distribution Period” has the meaning attributed to such term in section 2.27.3.1;

1.1.80          “Insurance Policy” means an insurance policy covering certain matters associated with the payment of distributions to the Investor Shareholder and payment of purchase price to the Investor Shareholder pursuant to the exercise of the Call Option;

1.1.81          “Interest” or “Interests” means, with respect to each Shareholder, the percentage being (a) the aggregate number of Shares held by such Shareholder and any Eligible Transferee of such Shareholder divided by (b) all of the Shares outstanding at the relevant time, multiplied by 100%;

1.1.82          “Investment Amount” has the meaning attributed to such term in the preamble to this Agreement;

1.1.83          “Investor” has the meaning attributed to such term in the preamble to this Agreement;

1.1.84          “Investor Approval Matter” has the meaning attributed to such term in section 2.25.4;

1.1.85          “Investor Director” has the meaning attributed to such term in section 2.8.1.1;

1.1.86          “Investor Elective Funding” has the meaning attributed to such term in section 2.28.5;

1.1.87          “Investor Parent Transaction” means any direct or indirect transfer or issuance of ownership interests in, or merger, asset sale, reorganization, recapitalization, restructuring, change in control or other change in or with respect to the Investor Shareholder or any Person that, directly or indirectly, has an ownership interest in the Investor Shareholder, in which (after giving effect thereto) BXCI continues to, directly or indirectly, Control the Investor Shareholder;

1.1.88          “Investor Shareholder” means the Investor and includes, as applicable, each Eligible Transferee of the Investor, including any successor by operation of law;

1.1.89          “Investor Shares” has the meaning attributed to such term in the preamble to this Agreement;

1.1.90          “IRR” means, with respect to each Investor Share, an annual unlevered pre-tax return of the specified percentage, compounded annually, on the Investor Shareholder’s investment of the Investment Amount (but not, for purposes of clarity, the amount of any Investor Elective Funding) attributable to such Investor Share calculated (a) taking into account, without duplication, all dividends, distributions, returns of capital and cash amounts received by the Investor Shareholder or its transferees pursuant to this Agreement or the Subscription Agreement (excluding for this purpose all recoveries by the Investor Shareholder or its transferees that reimburse the Investor Shareholder or its transferees for (i) out-of-pocket costs, fees and expenses and (ii) without duplication of the foregoing clause (i), all Losses (as defined in the Subscription Agreement) whatsoever relating to any such recoveries (clauses (i) and (ii), collectively, “Out of Pocket Expenses”)) in any case that are paid to (or in the case of taxes, withheld, as if paid to) the Investor Shareholder and its transferees, (b) assuming (i) the Investment Amount in respect of such Investor Share was paid on the date it was funded and (ii) all dividends, distributions and returns of capital in respect of such Investor Share have been made on the date actually paid by the Corporation, and (c) using the XIRR function in the most recent version of Microsoft Excel (or if such program is no longer available, such other software program for calculating IRR reasonably determined with Unanimous Approval). Notwithstanding the foregoing, Out of Pocket Expenses in any way related to the Investor Financing (as defined in the Subscription Agreement) shall only include those amounts set forth on schedule 10.5(b) of the Subscription Agreement;

1.1.91          “IRU Agreement” means the IRU agreement dated [■], 2025 between the Corporation and the Rogers Parties;

1.1.92          “Leverage Ratio Threshold” means a Debt Leverage Ratio of 3.25x;

1.1.93          “Lien” means, with respect to any property or other asset, any mortgage, charge, pledge, hypothec, prior claim, power of sale, security interest, security agreement, debenture, trust deed, conditional sales contract, assignment, or lien (statutory or otherwise) on or with respect to such property or other asset, which secures payment, performance of an obligation, and includes an agreement to create any of the foregoing;

1.1.94          “Liquidation Statement” has the meaning attributed to such term in section 7.2.2.2;

1.1.95          “Main Competitors” has the meaning attributed to such term in section 8.2.1.1;

1.1.96          “Management Fee Accrual” has the meaning attributed to such term in section 2.29.2;

1.1.97          “Management Fees” has the meaning attributed to such term in the Management Services Agreement;

1.1.98          “Management Services Agreement” means the management services agreement between RCCI, RCI and the Corporation dated [■], 2025;

1.1.99          “Manager” has the meaning attributed to such term in the Management Services Agreement;

1.1.100          “MOIC” means with respect to Investor Shareholder, as of any time of determination, the number obtained by dividing (a) the cumulative amount of all dividends, distributions, returns of capital and cash amounts received by the Investor Shareholder or its transferees pursuant to this Agreement or the Subscription Agreement (excluding for this purpose all recoveries by the Investor Shareholder or its transferees for Out of Pocket Expenses) that Investor Shareholder and such holder’s predecessors in interest, if any, have received in respect of the Class B Shares and the Class C Shares by (b) the Investment Amount (which shall not include, for purposes of clarity, the amount of any Investor Elective Funding);

1.1.101          “Multiplier” means the applicable percentage as set forth in Schedule D;

1.1.102          “MVA Cure Period” has the meaning attributed to such term in section 8.5.2.2;

1.1.103          “MVA Trigger Event” has the meaning attributed to such term in section 1.1.149.3;

1.1.104          “Network Asset Value” means, as of the Call Date, (a) an amount equal to the consolidated EBITDA of the Corporate Group on an aggregate basis for the immediately preceding four (4) Fiscal Quarters, multiplied by (b) eleven (11) (for greater certainty, without adding, subtracting or otherwise adjusting for the value of any assets or liabilities of the Corporate Group);

1.1.105          “Note Enforcement Recourses” has the meaning attributed to such term in section 1.7.5;

1.1.106          “Operating Expenditures Cap” means an amount (i) commencing on the effective date of the Management Services Agreement and ending December 31, 2025, equal to $[80,000,000], (ii) for the Fiscal Year ending December 31, 2026, equal to $82,800,000 and (iii) for any Fiscal Year thereafter, equal to the amount for the immediately preceding Fiscal Year increased by the Inflation Factor;

1.1.107          “Order” means a judgment, order, writ, injunction, decision, award or decree of any Governmental Entity;

1.1.108          “Out of Pocket Expenses” has the meaning attributed to such term in section 1.1.90;

1.1.109          “Permitted Holder” means (a) any Arm’s Length third party bank, trust company, insurance company or reinsurance company regulated by Governmental Entities of the United States or Canada, (b) any Arm’s Length third party pension fund, pension plan, mutual fund, public real estate investment trust regulated by Governmental Entities in the United States or Canada, United States or Canadian institutional fund manager (that is not, nor is an Affiliate of, a Person engaged primarily in raising client capital to take activist investment positions in publicly traded companies) or Canadian crown corporation, (c) any

Person wholly-owned by any of the Persons listed in paragraphs (a) or (b) of this definition, (d) any funds or accounts managed, advised or sub-advised by BXCI, or (e) any other Person approved solely by the RCCI Shareholder from time to time, such consent not to be unreasonably withheld, conditioned or delayed;

1.1.110          “Permitted Liens” has the meaning attributed to such term in the Contribution Agreement;

1.1.111          “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency (including any Governmental Entity), authority or entity however designated or constituted;

1.1.112          “Plan” has the meaning attributed to such term in section 2.24.1;

1.1.113          “Proceeding” has the meaning attributed to such term in section 9.5.4;

1.1.114          “Purchaser Assessment” has the meaning attributed to such term in section 5.3.2;

1.1.115          “Quarterly Board Determination” has the meaning attributed to such term in section 2.27.1;

1.1.116          “RCCI” has the meaning attributed to such term in the preamble to this Agreement, including any successor by operation of law;

1.1.117          “RCCI Director” has the meaning attributed to such term in section 2.8.1.2;

1.1.118          “RCCI Shareholder” means RCCI and includes, as applicable, each Eligible Transferee of RCCI, including any successor by operation of law;

1.1.119          “RCI” has the meaning attributed to such term in the preamble to this Agreement, including any successor by operation of law;

1.1.120          “RCI Demand CAD Promissory Note” means the non-interest bearing, unsecured and subordinated demand promissory note between RCI and the Corporation dated the date hereof and denominated in Canadian currency;

1.1.121          “RCI Demand Promissory Notes” means the RCI Demand CAD Promissory Note and the RCI Demand USD Promissory Note and “RCI Demand Promissory Note” means either of them;

1.1.122          “RCI Demand USD Promissory Note” means the non-interest bearing, unsecured and subordinated demand promissory note between RCI and the Corporation dated the date hereof and denominated in the currency of the United States of America;

1.1.123          “Restricted Activities” has the meaning attributed to such term in section 8.1.1;

1.1.124          “Restricted Backhaul Opportunity” has the meaning attributed to such term in section 8.2.1.1;

1.1.125          “Restricted Employee” means an employee of RCCI or its Affiliates with a title of “Vice-President” or above;

1.1.126          “Restricted Non-Backhaul Opportunity” has the meaning attributed to such term in section 8.2.1.1;

1.1.127          “Restricted Opportunity Fee” has the meaning attributed to such term in section 8.2.1.1;

1.1.128          “Restricted Party” has the meaning attributed to such term in section 8.2.1.1;

1.1.129          “Restricted Period” has the meaning attributed to such term in section 8.1.1;

1.1.130           “Restricted Transferee” means any Main Competitor or any Person:

1.1.130.1          who is primarily engaged in a business that is directly competitive with the Business or the telecommunications business of the Rogers Group, (a) including any Controlled Affiliates of any such Person, but (b) excluding any Person (including any Subsidiary of such Person) whose principal business activity is acquiring, holding and selling investments, including controlling interests, in other Persons;

1.1.130.2          that is, or is an Affiliate of, a Person engaged primarily in raising client capital to take activist investment positions in publicly traded companies;

1.1.130.3          that is (a) from any country listed, or to be listed and awaiting addition to, country group D:1, D:5, E:1 or E:2 in Supplement No. 1 to 15 C.F.R. Part 740 or (b) listed on the Entity List, Denied Persons List, Unverified List, or Military End User List maintained by the U.S. Department of Commerce;

1.1.130.4          that has been, or is, the target of any economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) Canada (including any Person identified in Canadian sanctions legislation and the regulations made thereunder, as set out on the “Current sanctions imposed by Canada” page of the Government of Canada website, available at: https://www.international.gc.ca/world-monde/international_relations-relations_
internationales/sanctions/current-actuelles.aspx?lang=eng or any replacement of such list), (b) the United States, (c) the United Nations Security Council, (d) the European Union or (e) the United Kingdom (“Sanctions”), including by virtue of being (i) listed on any Sanctions-related list of designated or blocked persons, (ii) a Governmental Entity of, resident or located in, or organized under the laws of a country or territory that is the subject of comprehensive Sanctions or (iii) directly or indirectly 50% or more owned (in the aggregate) or Controlled by any one or more of the foregoing; or

1.1.130.5          any Person in respect of whom there is a risk, as determined by the Board acting reasonably, relating to proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada) or any Canadian legislation;

1.1.131          “Retiring Director” has the meaning attributed to such term in section 2.9;

1.1.132          “Rogers Group” has the meaning attributed to such term in the Backhaul Services Agreement;

1.1.133          “Rogers Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of RCI and its Subsidiaries (excluding the Corporate Group), taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

1.1.133.1          any change, event or development generally affecting the industries or segments in which RCI and its Subsidiaries operate or carry on their business;

1.1.133.2          any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

1.1.133.3          any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

1.1.133.4          any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

1.1.133.5          any adoption, proposal, implementation or change in applicable law or any interpretation, application or non-application of applicable law by any Governmental Entity applicable to the industries in which RCI and its Subsidiaries conduct their business;

1.1.133.6          any change in the market price or trading volume of any securities of RCI (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Rogers Material Adverse Effect unless otherwise excluded by sections 1.1.133.1 through 1.1.133.8), or any suspension of trading in securities generally on any securities exchange on which any securities of RCI trade;

1.1.133.7          the failure of RCI or its Subsidiaries to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Rogers Material Adverse Effect unless otherwise excluded by sections 1.1.133.1 through 1.1.133.8); or

1.1.133.8          any matter expressly disclosed in the disclosure schedules to the Contribution Agreement or Subscription Agreement prior to the date hereof;

provided, however, if any change, event, occurrence, effect, state of facts, or circumstance referred to in sections 1.1.133.1 through to and including 1.1.133.5 above has a materially disproportionate effect on RCI and its Subsidiaries (excluding the Corporate Group), taken as a whole, relative to other comparable companies and entities operating in the industries in which RCI or any of its Subsidiaries (excluding the Corporate Group) operate, such effect may be taken into account in determining whether a Rogers Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Rogers Material Adverse Effect has occurred);

1.1.134          “Rogers Parties” means, collectively, RCI and RCCI;

1.1.135          “Shareholder” means any Person who is a holder of Shares;

1.1.136          “Shares” means (a) the shares or equity securities of the Corporation authorized from time to time, (b) any shares or equity securities into which the shares or equity securities of the Corporation may be converted or changed or which result from a consolidation, subdivision, reclassification or redesignation of the shares or securities of the Corporation, (c) any shares or equity securities which are received as a stock dividend or distribution payable in shares or equity securities of the Corporation, (d) any shares of the Corporation received on the exercise of any option, warrant or other similar right and any shares or equity securities which may be received by the parties hereto or bound hereby as a result of an amalgamation, merger, arrangement or other reorganization of or including the Corporation and (e) where the context permits, includes any instrument of the Corporation that is convertible into shares or equity securities or evidences the right to acquire shares or equity securities;

1.1.137          “Special Call Event” means, at any time, the occurrence of:

1.1.137.1          a Rogers Material Adverse Effect;

1.1.137.2          an Adverse Law Event; or

1.1.137.3          a Specified Call Event.

1.1.138          “Specified Call Event” has the meaning attributed to such term in Schedule J;

1.1.139          “Specified Persons” has the meaning attributed to such term in section 8.4.2;

1.1.140          “Subject Affiliate Arrangement” has the meaning attributed to such term in section 2.25.4;

1.1.141          “Subscription Agreement” means the subscription agreement among the Investor, the Rogers Parties and the Corporation dated April 4, 2025;

1.1.142          “Subsidiary” means a subsidiary within the meaning of National Instrument 45-106 - Prospectus Exemptions;

1.1.143          “Target IRR” means an IRR of 8.00%;

1.1.144           “Targeted Distribution Amount” an amount per Fiscal Quarter equal to USD$84,875,000; provided that to the extent the Corporation has distributed less than the Targeted Distribution Amount in any of the first three (3) Fiscal Quarters of any Fiscal Year, the Targeted Distribution Amount for each of the subsequent Fiscal Quarters in such Fiscal Year shall automatically be increased by an incremental amount sufficient to provide the holders of the Class B Shares and Class C Shares with (to the extent of Available Cash, and gross of withholding taxes in accordance with section 2.27.12, if any) a distribution in respect of the applicable Fiscal Quarter in an amount that, when taken together with the aggregate distributions made in all preceding Fiscal Quarters in the same Fiscal Year (gross of withholding taxes in accordance with section 2.27.12, if any), equals (a) USD$84,875,000, multiplied by (b) the number of Fiscal Quarters then elapsed (including, for greater clarity, the Fiscal Quarter in respect of which the distribution is being made) during such Fiscal Year.

1.1.145          “Tax Act” means the Income Tax Act (Canada);

1.1.146          “Territory” means the Provinces of Ontario and Alberta;

1.1.147          “Transaction Documents” means the Backhaul Services Agreement, the Management Services Agreement, the Subscription Agreement, the Contribution Agreement, the RCI Demand Promissory Notes, the IRU Agreement and this Agreement;

1.1.148          “Transfer” includes, in reference to any securities, (a) any transfer of such securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment, (b) any sale, exchange, assignment, gift, donation, bequest, redemption, conversion or other disposition of such securities, directly or indirectly, including the entering into of any contract, agreement, option or other arrangement to do any of the foregoing, pursuant to which legal title to or beneficial ownership of such securities passes from one Person to another Person or to the same Person in a different legal capacity, whether or not for value, and (c) the granting, directly or indirectly, of any Lien on such securities, and in each case any agreement to effect any of the foregoing; and the word

“Transferred” and similar words have corresponding meanings; provided, however, that (i) the direct or indirect transfers of any publicly traded securities of RCI shall not constitute a Transfer and (ii) in no event shall an Investor Parent Transaction that complies with section 3.3.3 be deemed a Transfer of Shares held by the Investor hereunder;

1.1.149          “Trigger Event” means the occurrence of any of the following:

1.1.149.1          the Corporation or any of its Subsidiaries has taken any action that requires Unanimous Approval pursuant to section 2.25.2.2, section 2.25.2.3, section 2.25.2.4, section 2.25.2.5, section 2.25.2.6, section 2.25.2.7, section 2.25.2.8, section 2.25.2.9, section 2.25.2.12, section 2.25.2.13 or section 2.25.2.16 without first obtaining such Unanimous Approval (each, a “UA Trigger Event”);

1.1.149.2          the Rogers Parties or any of their respective Subsidiaries (but excluding the Corporation and its Subsidiaries) have committed a breach in any material respect of their obligations under section 8.1.1 (an “Exclusivity Trigger Event”);

1.1.149.3          RCI has failed to pay to the Corporation the Minimum Volume Amount (as defined in the Backhaul Services Agreement) in accordance with the terms of section 5.3.2 of the Backhaul Services Agreement (a “MVA Trigger Event”); or

1.1.149.4          two or more Currency Defaults (a “CD Trigger Event”);

1.1.150          “Triggered Distribution Amount” has the meaning attributed to such term in section 2.27.5;

1.1.151          “UA Cure Period” has the meaning attributed to such term in section 8.5.2.1;

1.1.152          “UA Line Items” has the meaning attributed to such term in section 2.24.1;

1.1.153          “UA Trigger Event” has the meaning attributed to such term in section 1.1.149.1;

1.1.154          “Unanimous Approval” has the meaning attributed to such term in section 2.25.1;

1.1.155          “Unanimous Approval Matters” has the meaning attributed to such term in section 2.25.2;

1.1.156          “Voting Interest” or “Voting Interests” means, with respect to each Shareholder, the percentage being (a) the aggregate number of Class A Shares and Class B Shares held by such Shareholder and any Eligible Transferee of such Shareholder divided by (b) the aggregate Class A Shares and Class B Shares outstanding at the relevant time, multiplied by 100%;

1.2	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Certain Phrases, etc.

1.3.1          The term “this Agreement” means this unanimous shareholder agreement, together with all Schedules hereto. No party hereto, nor its respective counsel (if applicable), shall be deemed the drafter of this Agreement for purposes of construing or enforcing the provisions hereof, all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party hereto, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement.

1.3.2          Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words “herein”, “hereto”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole, including the Schedules, and not to any particular section, subsection paragraph, subparagraph or clause contained in this Agreement, (b) masculine gender shall also include the feminine and neutral genders, and vice versa, (c) words importing the singular shall also include the plural, and vice versa, (d) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”, (e) all references to Articles, sections, or Schedules are to Articles, sections and Schedules of this Agreement, (f) the words “or”, “either” and “any” are disjunctive but not necessarily exclusive, (g) the phrase “to the extent” means the degree to which the subject or matter thereof extends or applies and such phrase does not mean simply “if”; (h) the terms “shall” and “will” have equal meaning, force and effect and connote an obligation and an imperative, rather than a futurity; (i) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (j) references to any Person include the successors and permitted assigns of that Person, (k) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively, (l) the word “day” means calendar day unless Business Day is expressly specified, (m) all references to “pro rata” shall be based on the relative Interest of the applicable Shareholder(s), and (n) “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

1.3.3          Any reference to “law” or “applicable law” shall mean all applicable provisions of (a) constitutions, treaties, statutes, laws (including the general principles of common law and civil law and equity), rules, regulations, by-laws, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Entity, (b) any consents or approvals of any Governmental Entity, and (c) any orders, writs, decisions, directives, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Entity or any non-Governmental Entity that has a right under statute to bind a person, and includes all guidelines and policies of federal and provincial Governmental Entities that have the force of law. Any reference to a statute or website page shall mean the statute or website page in force as at the date of this Agreement (together with all regulations promulgated thereunder) or website page, as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute (or regulations promulgated thereunder) thereto. Any reference herein to a particular provision or part of any statute will include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof. Any reference herein to the Tax Act shall also include a reference to any applicable and corresponding provision under the income tax laws of a province or territory of Canada.

1.3.4          All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

1.3.5          Any reference to “pay” or “distribute” or words of similar meaning include any payment or distribution by the Corporation in cash or in kind whether as a dividend or return of capital or other distribution on the Shares.

1.3.6          Any reference to the approval of the Board or the Directors means an approval in accordance with section 2.15.

1.4	Currency

Except as expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.5	Accounting Terms

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with IFRS, unless otherwise provided.

1.6	Invalidity of Provisions

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement, or any corresponding term or other provision of any other Transaction Document, is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement and the corresponding provisions of the other Transaction Documents shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and thereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement, or any corresponding term or other provision of any other Transaction Document, is invalid, illegal or unenforceable under applicable law, the parties hereto shall negotiate in good faith to modify this Agreement and the other Transaction Documents, as applicable, so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby and thereby are consummated as originally contemplated to the greatest extent possible.

1.7	Entire Agreement

1.7.1          This Agreement and the other Transaction Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter. Each of the parties hereto acknowledges and agrees that in executing this Agreement: (a) the intent of the parties in this Agreement and the other Transaction Documents is that this Agreement and the other Transaction Documents shall constitute an unseverable and single agreement of the parties hereto and thereto with respect to the transactions contemplated hereby and thereby; (b) it waives, on behalf of itself and each of its Affiliates, any claim or defense based upon the characterization that this Agreement and the other Transaction Documents are anything other than a true single agreement relating to such matters; and (c) the matters set forth in this section 1.7 constitute a material inducement to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby.

1.7.2          Each of the parties hereto stipulates and agrees: (a) not to challenge the validity, enforceability or characterization of this Agreement and the other Transaction Documents as a single, unseverable instrument pertaining to the matters that are the subject of such agreements; (b) this Agreement and the other Transaction Documents shall be treated as a single integrated and indivisible agreement for all purposes, including the insolvency of any Party; and (c) not to assert or take or omit to take any action inconsistent with the agreements and understandings set forth in this section 1.7.

1.7.3          The parties hereto acknowledge and agree that prior drafts of the Transaction Documents which were exchanged among such parties will be deemed not to provide any evidence as to the meaning of any provision hereof or thereof or the intent of such parties with respect to such provisions and that such drafts will be deemed joint work product of such parties. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the matters contemplated in the Transaction Documents exclusively in contract pursuant to the express terms and provisions thereof. Furthermore, the parties hereto each hereby acknowledge that the Transaction Documents embody the justifiable expectations of sophisticated parties derived from Arm’s Length negotiations.

1.7.4          The parties hereto acknowledge and agree that nothing in this section 1.7 shall: (a) result in any Person being considered a party to any Transaction Document unless such Person is expressly named as a party therein; (b) grant any right or cause of action in, or on behalf of, any Person under any Transaction Document (whether as a third party beneficiary or otherwise) unless such Person is expressly granted a right or cause of action; or (c) result in any term being incorporated or read into any Transaction Document unless such term is contained in the Transaction Document, provided that nothing in this section 1.7.4 shall affect the rights of the Investor Shareholder or the Investor Directors under section 2.25.4.

1.7.5          Notwithstanding the foregoing, the inclusion of the RCI Demand Promissory Notes in this section 1.7, with respect to any interpretation, purpose, meaning, administration or enforcement of any of the terms of the Transaction Documents, shall not result in or give rise to a claim under the RCI Demand Promissory Notes for any obligations of the Rogers Parties under any Transaction Documents other than with respect to (x) the stated principal owed under the RCI Demand Promissory Notes by RCI in accordance with the terms thereof or (y) Section 7 of the RCI Demand Promissory Notes solely to the extent permitted thereunder, it being understood that the Indemnified Parties (as defined in the Backhaul Services Agreement) as their sole remedy under the RCI Demand Promissory Notes with respect to Section 7 thereof shall be entitled to seek an injunction or injunctions or a declaration or declarations to compel specific performance by the Rogers Parties of their obligations under such provisions and to prevent breaches or threatened breaches thereof in accordance with section 9.1 (collectively, the “Note Enforcement Recourses”). In furtherance thereof, the Corporation and the Investor Shareholder hereby acknowledge the foregoing and agree to waive and release and not allege or assert any claim or threaten or commence any proceeding or action against the Rogers Parties under or in connection with the RCI Demand Promissory Notes other than the Note Enforcement Recourses, it being agreed that any claim against any Rogers Party under or in respect of the Transaction Documents with respect to any amounts, excluding the Note Enforcement Recourses, shall be alleged, asserted, threatened or commenced as a claim in damages for breach of contract and not as a claim in debt for amounts owing under or in connection with the RCI Demand Promissory Notes.

1.8	Governing Law

This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the Province of Alberta, and the federal laws of Canada applicable therein, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the Province of Alberta or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of Alberta.

ARTICLE 2
MANAGEMENT OF THE CORPORATION

2.1	Board of Directors

Except as expressly provided in this Agreement or the Act, the powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed, operated and controlled by or under the direction of the board of directors of the Corporation consisting of those individuals duly elected and serving as directors of the Corporation in accordance with this Agreement (the “Board” and such individuals being referred to, collectively, as the “Directors” and individually as a “Director”), and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Corporation, to take such actions as it may, in its sole discretion, deem necessary or advisable to carry out any and all of the objectives and purposes of the Business of the Corporation, subject only to the terms of this Agreement. The Board hereby delegates authority to the Manager to manage and administer the day-to-day business and affairs of the Corporate Group pursuant to the terms of the Management Services Agreement.

2.2	Duties of Directors

Directors are not relieved of their duties and liabilities as provided for under the Act and imposed in equity, save and except as expressly provided otherwise in this Agreement.

2.3	Actions of the Board

Subject to the terms of this Agreement, the Shareholders shall cause such meetings to be held, votes to be cast, resolutions to be passed, by-laws to be made and confirmed, documents to be executed and all other things and acts to be done to ensure that, at all times, all actions of the Board in accordance with this Agreement are implemented to the fullest extent possible.

2.4	Compliance with Agreement

It is the intention of the Shareholders that this Agreement operate, constitute and be construed as a “unanimous shareholder agreement” for purposes of the Act, and the Shareholders agree that they shall be accorded, and be subject to, all rights and obligations attendant upon entering into a “unanimous shareholder agreement”. The Shareholders shall exercise their rights and fulfill their obligations hereunder and perform such acts as are necessary to ensure that, at all times, this Agreement is complied with to the fullest extent possible.

2.5	Subsidiaries

The Corporation shall at all times act, and shall cause, to the extent it is able to do so, its Subsidiaries to act, in accordance with the terms of this Agreement, in each case, to the extent applicable thereto. Furthermore, unless otherwise consented to in writing by the Investor, the boards of directors of each Subsidiary shall consist of all of the Directors of the Corporation, as may be modified in order to comply with applicable law, or as otherwise determined by Unanimous Approval.

2.6	Separateness Covenants

2.6.1          The Shareholders acknowledge and agree that the Corporation is a separate legal entity from each other Person that is not a member of the Corporate Group and, in order to maintain such separate legal status, the Corporation covenants and agrees to do as follows:

2.6.1.1          maintain books and records separate from any other Person;

2.6.1.2          maintain its bank accounts separate from those of any other Person and ensure that the funds of the Corporate Group will not be diverted to any other Persons or for use other than of the Corporate Group;

2.6.1.3          not commingle or pool its assets, funds, liabilities or business functions with those of any other Person;

2.6.1.4          not hold out its credit or assets as being available to satisfy the obligations of any other Person;

2.6.1.5          not hold itself out as being responsible for any obligations of any other Person;

2.6.1.6          conduct its Business (including entry into contracts or purchase orders) in its own name;

2.6.1.7          maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business purpose, transactions and liabilities;

2.6.1.8          maintain separate financial statements;

2.6.1.9          allocate fairly and reasonably any overhead for expenses shared with any other Person;

2.6.1.10          use separate invoices and cheques;

2.6.1.11          hold itself out as a separate entity, separate from its Affiliates and owners and all other Persons and not identify itself or hold itself out as a division of any other Person, so as not to mislead other Persons as to whom they are dealing with; and

2.6.1.12          observe all corporate procedures and formalities to remain a legal entity separate and distinct from any other Person, including the holding of meetings, the recording and maintenance of minutes of such meetings and the recording of and maintenance of resolutions adopted at such meetings, provided that, notwithstanding the foregoing, the Shareholders acknowledge and agree that the operation of the Business, or the taking of any action, in accordance with the Transaction Documents will not be a breach of the covenants set forth in this section 2.6.1.

2.6.2          The Shareholders acknowledge and agree that:

2.6.2.1          the Corporation is (and will be) a “restricted subsidiary” under the credit agreements and indentures of RCI from time to time;

2.6.2.2          as a subsidiary of RCI, the financial results and condition of the Corporation are (and will in the future be) consolidated in the consolidated financial statements of RCI; and

2.6.2.3          RCI will include disclosure (either separately or on a consolidated basis) in respect of the Corporation in its filing and reporting (including the disclosure contained in RCI’s consolidated financial statements), and nothing contained in section 2.6.1 or elsewhere in this Agreement shall be interpreted to restrict any of the foregoing.

2.7	Qualifications of Directors

Each nominee for the position of Director shall be an individual who is not disqualified under the Act or other applicable law from acting as a Director and such individual shall be elected or appointed as Director in accordance with the Act and section 2.8.

2.8	Composition of the Board; Chairperson

2.8.1          Unless otherwise mutually agreed by the Shareholders and subject to section 2.8.6, the Board shall consist of up to five (5) Directors. The Directors shall be nominated as follows:

2.8.1.1          two (2) directors shall be nominated by the Investor Shareholder; provided that one of such nominees must at all times be Canadian (each, an “Investor Director”); and

2.8.1.2          three (3) directors shall be nominated by the RCCI Shareholder; provided that each such nominee must at all times be Canadian (each a “RCCI Director”).

2.8.2          The Shareholders may mutually agree at any time to increase the size of the Board or nominate additional Directors.

2.8.3          Each of the Shareholders shall vote at all meetings of the Shareholders, sign such written resolutions and act in all other respects in connection with the corporate proceedings of the Corporation, and the Corporation shall take all necessary or desirable actions within its control, so as to ensure that the nominees provided for in sections 2.8, 2.9, and 2.10 are elected, removed or appointed and maintained in office from time to time as Directors, as applicable, in accordance with the terms hereof.

2.8.4          The Board shall have a Chairperson. The Chairperson shall be appointed and replaced from time to time by the RCCI Shareholder. The Chairperson shall not have a casting vote. The initial Chairperson of the Board shall be [■].

2.8.5          The Directors immediately following the execution of this Agreement shall be as follows:

●	[■] (Investor Director)

●	[■] (Investor Director)

●	[■] (RCCI Director)

●	[■] (RCCI Director)

●	[■] (RCCI Director)

2.8.6          Until the earlier to occur of (a) the date on which no Class B Shares or Class C Shares are issued and outstanding and (b) the date on which RCCI (or its designee) acquires all of the Class B Shares and Class C Shares issued and outstanding pursuant to an exercise of the Call Option in accordance with section 4.1 or Schedule J, as applicable, upon the presentment to the Board for approval of a Bankruptcy Event (a “Bankruptcy Event Approval”), the Board shall, automatically, and without any further action by the Board or any Shareholder, be reconstituted to consist of seven (7) Directors, (i) three of which shall remain RCCI Directors, (ii) two of which shall remain Investor Directors, (iii) one of which shall be an Independent Director who shall be appointed by the RCCI Shareholder and (iv) one of which shall be an Independent Director who shall be appointed by the Investor Shareholder; provided that once a Bankruptcy Event Approval has been put to a vote and has either been approved or not approved (a “Bankruptcy Event Determination”), then, the Board shall, automatically, and without further action by the Board or any Shareholder, be reconstituted to consist of five (5) Directors, consistent with section 2.8.1, and the Independent Directors shall resign, effective as of the date of the Bankruptcy Event Determination. To the fullest extent permitted by applicable law, the Independent Director shall consider only the interests of the Corporation (including its creditors, but excluding (x) all other interests of the Shareholders, (y) the interests of any other Affiliates of the Corporation and (z) the interests of any group of Affiliates of which the Corporation is a part), in acting or otherwise voting on a Bankruptcy Event Approval. To the fullest extent permitted by applicable law, the Independent Directors shall not be liable to the Corporation, the Shareholders or any other Person bound by this Agreement for breach of contract or breach of duties (including fiduciary duties), unless an Independent Director acted in bad faith or engaged in gross negligence or willful misconduct. No Independent Director may be removed or replaced except for Cause and except as otherwise provided in section 2.10 or this section 2.8.6. In the event of a vacancy in the position of an Independent Director when such position is required to be filled pursuant to this section 2.8.6, the Shareholder who appointed the Independent Director who created that vacancy shall, as soon as practicable, appoint a successor Independent Director. Notwithstanding anything herein to the contrary, all right, powers and authority of the Independent Directors shall be limited to the extent necessary to participate in any Bankruptcy Event Determination, and the Independent Directors shall not for purposes of this Agreement otherwise be considered “Directors,” shall not be counted towards any quorum or voting requirements and shall not have any right to vote other than, in each case, with respect to a Bankruptcy Event Approval under this Agreement. When the Independent Directors’ determination is required with respect to a Bankruptcy Event Approval pursuant to this Agreement, the Independent Directors shall be provided notice of the meeting at which any Bankruptcy Event Approval is being discussed and/or put to a vote in accordance with section 2.13.

2.9	Vacancies

If a Director, other than an Independent Director, ceases to be a director for any reason (a “Retiring Director”), the Shareholders shall fill the vacancy thereby created by appointing as soon as reasonably possible an individual who is nominated by the Shareholder(s) who nominated the Retiring Director. Notwithstanding the foregoing or any other provision of this Agreement, as long as the RCCI Directors constitute a majority of the Board, but subject to the Unanimous Approval Matters, the remaining Directors in office may transact business and exercise all of the powers and functions of the Board despite any vacancies of the Board that remain unfilled.

2.10	Removal

2.10.1          A Director may only be removed by the Shareholders:

2.10.1.1          in the case of a Director nominated by a particular Shareholder pursuant to section 2.8, at the sole discretion of such particular Shareholder; or

2.10.1.2          if such Director does not meet the qualification requirements of the Act or any applicable law or, in the case of a Director that is required to be Canadian, if such Director ceases to be Canadian.

2.10.2          In the case that the Directors nominated by a particular Shareholder no longer, for any reason, constitute the number of Directors that are Canadian required to be nominated by such Shareholder pursuant to sections 2.8.1.1 or 2.8.1.2, as applicable, such Shareholder shall remove the number of its nominated Directors and appoint new Directors to fill the resulting vacancies, as required, in order to comply with the requirements of sections 2.8.1.1 or 2.8.1.2, as applicable.

2.10.3          In the event of the proposed removal of any Director, each Shareholder agrees to vote for such removal if, and against such removal unless, it has been proposed or approved by the Shareholder(s) who nominated, or were deemed to nominate, such Director. Notwithstanding the foregoing, if it is proposed by any other Director or Shareholder that a Director be validly removed pursuant to section 2.10.1.2 or 2.10.2, each Shareholder agrees to vote for such removal.

2.11	Class Votes

The Shares of all classes entitled to vote shall vote or otherwise approve all matters together, in accordance with their Voting Interest (and if the Class C Shares are entitled to vote on the matter, Interests), as if they were one class, except as otherwise provided herein and for class voting rights expressly provided under the Act. For greater certainty, the Shareholders shall waive, to the fullest extent possible, any minority approval rights, appraisal rights, dissent rights, rights to a separate class or series vote, or similar claim, right or remedy to which they would otherwise be entitled under applicable law, except where such rights (a) cannot be so waived or (b) are specifically provided for in this Agreement (including, for the avoidance of doubt, pursuant to section 2.25.1), to seek to ensure that, at all times, all actions of the Board in accordance with this Agreement and all other provisions of this Agreement are implemented to the fullest extent possible. Further if the Shareholders cannot waive their respective minority approval rights, appraisal rights, dissent rights, rights to a separate class or series vote, or similar claim, right or remedy to which they would otherwise be entitled under applicable law, then each Shareholder agrees to vote their Shares in the same manner as the holder of a majority of Voting Interests (and if the Class C Shares are entitled to vote on that matter, Interests) taken as a whole; provided that, for the avoidance of doubt, such agreement shall not apply to any such rights, votes or remedies specifically provided for in this Agreement (including, for the avoidance of doubt, pursuant to section 2.25.1).

2.12	Resignation

A Director may resign at any time. Such resignation shall be made in writing and take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

2.13	Meetings of Directors

The Board shall meet no less than once every calendar quarter and as otherwise required at Toronto, Ontario or such other place as the Directors may determine from time to time. Meetings of the Board may be called by the Chairperson or any other Director upon, unless otherwise waived by the Directors (including by attendance without protest at such meeting), not less than seven (7) days’ notice to all Directors at the same time, which notice shall contain a statement as to the business proposed to be transacted at such meeting. Meetings of the Board or of a committee thereof may be held by means of a telephonic, electronic or other communication facility that permits all Persons participating in the meeting to communicate adequately with each other, and a Director participating in a meeting by such means is deemed to be present at that meeting.

2.14	Quorum

A majority of the Directors shall constitute a quorum for the transaction of business at such meeting of the Board; provided that one (1) Investor Director and two (2) RCCI Directors shall be required to constitute a quorum. If such quorum does not exist, the meeting of the Board shall be adjourned to a date determined by (i) in respect of a meeting to approve an Investor Approval Matter, the Investor Directors, to a date that is not less than three (3) days nor more than sixty (60) days later or (ii) in respect of any other meeting, the RCCI Directors, to a date that is not less than seven (7) days nor more than sixty (60) days later. At the adjourned meeting, subject only to the Act, the presence of a majority of Directors in office shall constitute a quorum, provided that (a) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of an Investor Director, such majority does not need to include an Investor Director, (b) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of an RCCI Director, and such meeting is being held to approve an Investor Approval Matter, such quorum shall only require the presence of one (1) Investor Director solely as relates to the Investor Approval Matter, and (c) any Unanimous Approval Matter shall only be approved at such adjourned meeting to the extent that all of the Directors in office are present (in person or by proxy) at such meeting and have voted in favour of approving such Unanimous Approval

Matter. Notwithstanding the foregoing, only one (1) Investor Director shall be required to constitute a quorum for any meeting of the Board solely in respect of an Investor Approval Matter.

2.15	Board Action and Written Consent

2.15.1          Subject to section 2.25.1 and section 2.15.3, in order to be effective, a decision of the Board must be approved by either a majority vote of the Directors present at a duly held meeting of the Board or a written consent that is sent to all Directors in office for signature at the same time and signed by all of the Directors in office.

2.15.2          It is hereby also acknowledged and agreed that (a) notwithstanding the Act or otherwise, no Director shall be considered interested in a matter or conflicted from any discussions or decision making in connection with a matter in their capacity as an officer, employee, advisor or director of any Shareholder (or its Affiliates) if such matter relates to the Corporation or its Subsidiaries and (b) notwithstanding the Act or otherwise, no Director will be considered interested in a matter or conflicted from any discussion or decision making in his or her capacity as a director of the Corporation or its Subsidiaries as a result of his or her role as an officer, employee, advisor, or director of a Shareholder (or its Affiliates). For greater certainty, as a result, each Director shall be entitled to participate in, and vote on, all matters presented to the Board.

2.15.3          Until the earlier to occur of (a) the date on which no Class B Shares or Class C Shares are issued and outstanding and (b) the date on which RCCI (or its designee) acquires all of the Class B Shares and Class C Shares issued and outstanding pursuant to an exercise of the Call Option in accordance with section 4.1 or Schedule J, as applicable, none of the members of the Corporate Group nor any officer, agent or representative of the Corporation (including the Manager) on behalf of the Corporate Group, nor the Board, shall take any action that constitutes a Bankruptcy Event without obtaining a Bankruptcy Event Approval. Notwithstanding any other provision of this Agreement and any provision of law that otherwise so empowers the Corporation, the Manager, the Board or any Shareholder, none of the Manager, the Board or any Shareholder shall be authorized or empowered, nor shall they permit the Corporation to cause any Bankruptcy Event to occur without first obtaining a Bankruptcy Event Approval, which, for greater certainty, includes the requirement to obtain the prior consent of the Independent Directors, the Investor Directors, the RCCI Directors, the Investor Shareholder and the RCCI Shareholder.

2.16	Confidentiality Obligations

It is hereby acknowledged and agreed that any Director shall be permitted to disclose information and material received in connection with their respective duties as a Director to the Shareholder who nominated such Director (and such Shareholder’s Affiliates); provided that, in the case of the Investor and its Affiliates (i) the Investor (or such Investor’s Affiliates) must have a need to know such information in connection with the operation of the Corporation, the performance of the Investor’s obligations or the enforcement of the Investor’s rights (including pursuant to this Agreement and the Subscription Agreement) and (ii) the Investor shall, and shall cause its Affiliates, to treat any such information and materials in accordance with their confidentiality obligations set out in section 8.3. Each Shareholder acknowledges that it is aware, and it will advise its Eligible Transferees who are Transferred Shares, that applicable securities laws prohibit any Person who has received material non-public information concerning RCI from purchasing or selling securities of RCI or from communicating such information to any other Person who may trade on such information.

2.17	Committees of the Board

The Board may establish one or more committees at its discretion, each of which shall be composed of at least one (1) Investor Director and one (1) RCCI Director. The Board shall establish a mandate for each such committee as would be customary for such a committee. Each committee shall consist of Directors as the Shareholders mutually agree. Any committee established by the Board, to the extent permitted by law, shall have and may exercise all of the authority of the Board to the extent provided in the resolution of the Board establishing such committee. Subject to this section 2.17, the Board shall have the power at any time to change the membership of, and fill vacancies in, any such committee. A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting of such committee unless a greater number is required by a resolution adopted by the Board; provided that one (1) committee member who is an Investor Director and two (2) committee members who are RCCI Directors (unless there is only one (1) RCCI Director who is a committee member, in which case, such one (1) RCCI Director committee member) shall be required to constitute a quorum. If such quorum does not exist, the meeting of such committee shall be adjourned to a date determined by (i) in respect of a meeting to approve an Investor Approval Matter, the Investor Directors, to a date that is not less than three (3) nor more than sixty (60) days later or (ii) in respect of any other meeting, the RCCI Directors, to a date that is not less than seven (7) nor more than sixty (60) days later. At the adjourned meeting, subject only to the Act, the presence of a majority of the members of such committee shall constitute a quorum, provided that (a) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of an Investor Director, such majority does not need to include an Investor Director, (b) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of an RCCI Director, and such meeting is being held to approve an Investor Approval Matter, such quorum shall only require the presence of one (1) Investor Director solely as relates to the Investor Approval Matter, and (c) any Unanimous Approval Matter shall only be approved at such adjourned meeting to the extent that all of the Directors are present at such meeting and have voted in favour of approving such Unanimous Approval Matter. Notwithstanding the foregoing, only one (1) Investor Director shall be required to constitute a quorum for any meeting of a committee of the Board solely in respect of an Investor Approval Matter.

2.18	Minutes

All decisions and resolutions of the Board and any committee of the Board shall be reported in the minutes of meetings, which shall state the date, time and place of the meeting (or the date of the written consent in lieu of the meeting), the Directors present at the meeting, the resolutions put to a vote (or the subject of a written consent) and whether such resolution has been approved. The minutes of all meetings of the Board and any committee of the Board shall be kept at the principal office of the Corporation.

2.19	Time Devoted to Corporation; No Employment

The members of the Board, in such capacity, are not required to devote their full time to the Corporation, but only such time as is reasonably necessary to perform their duties, in such capacity, pursuant to this Agreement and as a Director of the Corporation. For certainty, this Agreement does not, and is not intended to, confer upon any Director any rights with respect to employment or continued employment by the Corporation, and nothing herein shall be construed to have created any employment agreement with any Director.

2.20	Remuneration of Directors

No fees, salaries, commissions or other compensation shall be paid to the Directors or Chairperson, in such capacity, unless otherwise approved in writing by all of the Shareholders, provided that members of the Board shall be reimbursed by the Corporation for reasonable out-of-pocket costs incurred in connection with the performance of their duties pursuant to this Agreement and as a Director of the Corporation, including reasonable travel costs.

2.21	Officers

2.21.1          The officers of the Corporation (if any) shall be nominated by the RCCI Shareholder from time to time in its sole discretion and, upon such nominations, appointed by the Board in a timely manner.

2.21.2          Other than any payments made pursuant to the Management Services Agreement, no fees, salaries, commissions or other compensation shall be paid to officers of the Corporation, in such capacity, by the Corporation or any of its Subsidiaries.

2.21.3          The signing officers of the Corporate Group will be determined by the Board.

2.22	Meetings of Shareholders

2.22.1          Meetings of Shareholders shall be held in the City of Toronto, Ontario, or in such other place as the Shareholders may agree, and may be called by any Shareholder upon, unless otherwise waived by the Shareholders, not less than seven (7) days’ notice to all Shareholders at the same time, which notice shall contain a statement as to the business proposed to be transacted at such meeting. Meetings of Shareholders may be held by means of a telephonic, electronic or other communication facility that permits all Persons participating in the meeting to communicate adequately with each other, and a Shareholder participating in a meeting by such means is deemed to be present at that meeting.

2.22.2          Shareholders holding, in the aggregate, a majority of the Voting Interests shall constitute a quorum for a Shareholder meeting; provided that one (1) representative of the Investor Shareholder and one (1) representative of the RCCI Shareholder shall be required to constitute a quorum. If such quorum does not exist, the meeting of the Shareholders shall be adjourned to a date determined by (i) in respect of a meeting to approve an Investor Approval Matter, the Investor Shareholder that is not less than three (3) nor more than sixty (60) days later or (ii) in respect of any other meeting, the RCCI Shareholder, in each case, that is not less than seven (7) nor more than sixty (60) days later. At the adjourned meeting

(a) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of the Investor Shareholder, such majority does not need to include the Investor Shareholder and (b) to the extent the immediately preceding meeting failed to reach a quorum due to the lack of presence of the RCCI Shareholder, and such meeting is being held to approve an Investor Approval Matter, such quorum shall only require the presence of the Investor Shareholder solely as relates to the Investor Approval Matter; provided, in each case, that any Unanimous Approval Matter shall only be approved at such adjourned meeting to the extent that the Investor Shareholder is present at such meeting and has voted in favour of approving such Unanimous Approval Matter. Notwithstanding the foregoing, only the Investor Shareholder shall be required to constitute a quorum for any meeting of the Shareholders solely in respect of an Investor Approval Matter.

2.23	Shareholder Action and Written Consent

Unless otherwise prescribed under this Agreement, including section 2.25, under the Act or as otherwise prescribed by law, actions of the Shareholders may be taken by an affirmative vote of Shareholders holding such number of Shares representing at least a majority of the votes entitled to vote thereon at a duly held meeting of the Shareholders. Subject to section 2.25, actions of the Shareholders may also be taken by means of a written consent approving the actions to be taken that is sent to all Shareholders at the same time for signature and signed by Shareholders holding such number of Shares representing at least two-thirds of the Shares entitled to vote on such actions (or such lower threshold as may be permitted under the Act after the date hereof).

2.24	Business Plan and Budget

2.24.1          The Corporation and the Shareholders have agreed to the Corporation’s long-term financial model covering the period from the date hereof through the fifth (5th) anniversary thereof (the “Initial 5-Year Business Plan”) and a near-term Corporation business plan and budget in respect of the 2025 Fiscal Year (the “Initial Annual Plan”). The Initial 5-Year Business Plan and the Initial Annual Plan is set forth on Schedule G and is hereby approved by Unanimous Approval. Unless otherwise consented to by each of the Shareholders, RCCI shall prepare annually, and not less than thirty (30) Business Days prior to the end of each Fiscal Year, (a) an updated five (5) year financial model of the Corporation and its Subsidiaries (the Initial 5-Year Business Plan and any such approved plan, each, a “5-Year Business Plan”) to cover the five (5) year period beginning on the commencement of the upcoming Fiscal Year; and (b) an annual business plan and budget for the Corporation and its Subsidiaries for the upcoming Fiscal Year that complies with the 5-Year Business Plan (the Initial Annual Plan and any such approved plan, each, an “Annual Plan”). Subject to the approval of, or any amendment or modification to, any specific line items that correspond to or substantially relate to matters requiring Unanimous Approval (“UA Line Items”), which shall require Unanimous Approval (and, for greater certainty, any operating expenditures at or below the Operating Expenditures Cap do not require Unanimous Approval and any amount of Corporate Group CapEx regarding a particular Fiscal Year that is included in a 5-Year Business Plan that received Unanimous Approval shall be deemed to receive Unanimous Approval in the Annual Plan for that Fiscal Year), each 5-Year Business Plan and Annual Plan (each a “Plan”), and any amendments or modifications to such Plans, shall require approval by a majority of the Board. If any Plan is not approved by a majority of the Board, or if Unanimous Approval is not obtained for any UA Line Item contained in any Plan, the Corporation shall make such revisions to the applicable Plan until it is approved in accordance with this section 2.24.1. If a majority of the Board approves a Plan but Unanimous Approval is not obtained in respect of a UA Line Item contained within such Plan (either at the time of approval of such Plan or previously as part of an approval for any prior 5-Year Business Plan), such Plan shall govern except for the particular UA Line Item, and in such case, (i) to the extent that such UA Line Item (A) relates to Corporate Group CapEx and (B) is a recurring item (and not one-off or extraordinary in nature), then the amount of such UA Line Item for the new fifth (5th) year added to the applicable 5-Year Business Plan, until new Unanimous Approval is obtained in respect thereof, shall be the Calculated CapEx Average calculated as at such time and the amount for years 1-4 of the new 5-Year Business Plan shall be those set forth in the immediately prior 5-Year Business Plan (and all such amounts are deemed to have received Unanimous Approval); (ii) to the extent that such UA Line Item (A) does not relate to Corporate Group CapEx and (B) is a recurring item (and not one-off or extraordinary in nature), then the Corporation shall be permitted to continue to rely on the most recent Unanimous Approval obtained in respect of such UA Line Item (whether in an Annual Plan or 5-Year Business Plan), until new Unanimous Approval is obtained in respect thereof; and (iii) to the extent that such UA Line Item is a non-recurring item, then such UA Line Item shall be deemed not approved, until Unanimous Approval is obtained in respect thereof.

2.24.2          Subject to section 2.25, the Business shall be conducted substantially in accordance with the applicable 5-Year Business Plan and Annual Plan. Subject to UA Line Items (for which any amendment or modification shall require Unanimous Approval), a Plan which has been approved in accordance with section 2.24.1 may be amended or modified with the approval by a majority of the Board.

2.25	Unanimous Approval

2.25.1          In order to be effective, a decision relating to any Unanimous Approval Matter requires (a) unanimous approval of all of the Directors in office and (b) approval of the Investor Shareholder and the RCCI Shareholder (which approval may be given or withheld in the sole discretion of the Investor Shareholder and RCCI Shareholder, without owing any fiduciary duties, duty of loyalty, duty of care of care or any similar duties, and the parties hereto covenant and agree not to assert or make any claim asserting that any such duties apply; provided, notwithstanding the foregoing, the Investor Shareholder and RCCI Shareholder shall not unreasonably withhold consent regarding the Unanimous Approval Matter set forth in section 2.25.2.17) (paragraphs (a) and (b) together, “Unanimous Approval”) and prior to the Corporation or any of its Subsidiaries, or any of their respective directors, managers, officer, agent or other representative (including, for the avoidance of doubt, the Manager) taking any action in respect of a Unanimous Approval Matter, the Corporation shall first obtain such Unanimous Approval.

2.25.2          Unanimous Approval shall be required with respect to the following actions taken by the Corporation or any Subsidiary thereof (each item an “Unanimous Approval Matter”):

2.25.2.1          making, or entering into any agreement or arrangement to make, or incurring, or otherwise becoming liable for any Indebtedness in connection with, (a) aggregate capital expenditures or to acquire from any Person (by merger, amalgamation, arrangement, consolidation, combination or similar transaction), directly or indirectly, any assets, securities, properties, interests or businesses, in a Fiscal Year (collectively, “Corporate Group CapEx”) for an amount which exceeds, individually or in the aggregate, 125% of the UA Line Item for Corporate Group CapEx set forth in the then-current Annual Plan or (b) any operating expenditures (inclusive of all amounts paid by the Corporation pursuant to the Management Services Agreement, but excluding income and sales taxes) which exceed, individually or in the aggregate, the Operating Expenditures Cap, unless, in the case of either subclauses (a) or (b), any excess amount thereof is funded solely by RCCI in accordance with section 2.25.3;

2.25.2.2          other than pursuant to (x) ordinary course sales; or (y) sales, transfers, replacements or dispositions of obsolete assets, properties or interests; selling, leasing, transferring or otherwise disposing of to any Person any assets, properties or interests, in each case of clauses (x) or (y), in a single transaction or a series of related transactions or granting any right, option or privilege to do so, in any case, in excess of $10,000,000 per calendar year;

2.25.2.3          approving or consummating (a) other than Transfers expressly permitted under the terms of the Transaction Documents, any sale of the Corporation or its Subsidiaries in one or more series of related transactions (whether through the Transfer of any equity interests or any other business combination) or (b) any public offering of securities of the Corporation or its Subsidiaries;

2.25.2.4          entering into any joint venture, partnership or similar arrangement or forming any non-wholly owned Subsidiary;

2.25.2.5          adopting a plan or agreement of complete or partial liquidation or dissolution, or otherwise commencing any liquidation, dissolution, winding up or voluntary insolvency proceeding, voluntary bankruptcy, administration, recapitalization or insolvency-related reorganization of the Corporation or any of its Subsidiaries in any form of transaction, making a general assignment for the benefit of creditors, or consenting to the entry of an order for relief in any involuntary case, or taking the conversion of an involuntary case to a voluntary case, or consenting to the appointment or taking possession by a receiver, trustee or other custodian for all or substantially all of its property, or otherwise seeking the protection of any applicable bankruptcy or insolvency law, or similar arrangement provisions under provincial or federal Canadian corporate laws (each a “Bankruptcy Event”);

2.25.2.6          authorizing, offering, redeeming, selling or issuing any equity securities of the Corporation or any Subsidiary of the Corporation (other than those issued to, or redeemed from, the Corporation or a wholly-owned Subsidiary of the

Corporation), or any security or instrument convertible into (or exchangeable or exercisable for) equity securities of the Corporation or any Subsidiary of the Corporation (other than those issued to, or redeemed from, the Corporation or a wholly-owned Subsidiary of the Corporation);

2.25.2.7          modifying the Distribution Policy or making any distribution in respect of the Shares, including making any non-cash distributions, except as otherwise expressly permitted by this Agreement;

2.25.2.8          entering into any reorganization of the share capital of the Corporation, whether by way of amalgamation, arrangement, consolidation or merger (statutory or otherwise), including any conversion, exchange, reclassification, division, redesignation, consolidation or similar alteration of any shares or securities of the Corporation;

2.25.2.9          (a) guaranteeing, assuming, incurring, creating, issuing, suffering to exist, refinancing, repaying or otherwise becoming liable for any Indebtedness by the Corporation or any of its Subsidiaries, or granting or permitting to exist any Lien on the property or other assets of the Corporation or any of its Subsidiaries (other than a Permitted Lien), including entering into any guarantees for the payment of Indebtedness of another person, letters of credit or similar arrangements, (b) making loans or otherwise lending funds (other than pursuant to an RCI Demand Promissory Note in accordance with the terms hereof or in connection with customary trade debt and accounts receivable entered into in the ordinary course of business) or (c) entering into any agreement, including an amendment, waiver, restatement, supplement or other modification of any document relating to Indebtedness by the Corporation or any of its Subsidiaries;

2.25.2.10          entering into any derivative financial instruments, including hedges and currency swap arrangements;

2.25.2.11          entering into any new line of business or materially changing any existing line of business other than as contemplated by the definition of Business. For greater certainty the (i) making advances, prepayments or lending additional amounts under an RCI Demand Promissory Note or (ii) taking any actions in accordance with the terms of any Transaction Document shall not, in either case, constitute a new line of business or a material change to an existing line of business;

2.25.2.12          amending, modifying, restating, waiving or repealing any of the provisions of the Articles;

2.25.2.13          subject to section 2.25.4, (a) entering into, (b) amending in any respect which would be detrimental or adverse to the Corporation, its Subsidiaries or the Investor Shareholder, (c) waiving any rights or making any elections under (for greater certainty, allowing any RCI Demand Promissory Note to remain outstanding and not demanding payment or repayment thereunder shall not be considered waiving a right or making an election), (d) permitting any assignment or transfer of, (e) terminating or failing to renew or (f) renewing or supplementing, any agreements, arrangements or transactions between the Corporation or any of its Subsidiaries, on the one hand, and the RCCI Shareholder or any of its Affiliates (other than the Corporation and its Subsidiaries), or any of their respective directors, managers, officers, employees or similar Persons, on the other hand, including the Transaction Documents (each, an “Affiliate Arrangement”) but excluding (i) any advances or additional amounts loaned under any RCI Demand Promissory Note in accordance with the terms hereof and (ii) other than any amendments or waiving any rights thereunder, in each case, which in any respect would be detrimental or adverse to the Corporation, its Subsidiaries or the Investor Shareholder, taking any actions expressly required or permitted by the terms of the Transaction Documents;

2.25.2.14          (a) entering into, (b) amending in any respect which would be detrimental or adverse to the Corporation, its Subsidiaries or the Investor Shareholder in any material respect, (c) waiving any material rights under, (d) permitting any assignment or transfer of, (e) terminating or (f) renewing or supplementing, in each case, any material agreements, arrangements or transactions with third parties, including (i) any arrangements for a term materially longer than what would be the ordinary course practice of the Business and (ii) any agreements that would place any restrictions on the Business to operate in any geography or business line or to provide most-favored pricing, but excluding any backhaul service or other similar revenue generating agreements with third party mobile venture network operators whose terms are not detrimental or adverse to the Corporation, its Subsidiaries or the Investor Shareholder in any material respect;

2.25.2.15          hiring or terminating auditors (unless the auditors hired or, in the case of termination, the auditors that replace the terminated auditors, are a “Big 4” accounting firm) or, other than as required by law or changes made in accordance with IFRS which are necessary in order for the financial results and condition of the Corporation to be consolidated in the consolidated financial statements of RCI, which changes, for greater certainty, will not alter the manner in which the Board determines Available Cash, making any material changes to the Corporation’s accounting policies;

2.25.2.16          making any change to the Corporation’s or any of its Subsidiaries’ classification for tax purposes that would be detrimental in any material respect to the Corporation, its Subsidiaries or the Investor Shareholder;

2.25.2.17          changing the Fiscal Year or Fiscal Quarter of the Corporation;

2.25.2.18          adjusting the rate per GB applicable to a Transmitted Data Volume Tier (as defined in the Backhaul Services Agreement) that would result in such rate per GB decreasing by more than 12.5% below the rate per GB for such Transmitted Data Volume Tier in the previous Fiscal Year;

2.25.2.19          hiring any employees;

2.25.2.20          (a) initiating, resolving or settling any litigation or disputes with any monetary settlement or (b) resolving or settling any litigation or disputes (i) which relate to a criminal matter or (ii) which relate to an action for injunction relief or other equitable remedy, in the case of each of clauses (a) and (b), which would be detrimental in any material respect to the Corporation, its Subsidiaries or the Investor Shareholder; provided that, for greater certainty, the foregoing shall not apply to any rights or remedies, and the exercise thereof, of any Shareholder or its Affiliates or the Corporation under any Transaction Document;

2.25.2.21          (a) other than as expressly permitted by the terms of the Management Services Agreement, changing or replacing (or consenting to any assignment of the Management Services Agreement that has the effect of changing or replacing) the Manager under the Management Services Agreement or (b) replacing the Management Services Agreement with a similar agreement;

2.25.2.22          with respect to any insurance policy independently held by the Corporation or any of its Subsidiaries, canceling, allowing to expire (without comparable and customary replacement policy) or materially amending any such insurance policy; or

2.25.2.23          entering into any agreement or arrangement to do any of the foregoing.

2.25.3          Notwithstanding the foregoing, and for greater certainty, without the need for Unanimous Approval, none of the Corporation, its Subsidiaries or the Manager shall be restricted from (a) taking any action in accordance with the emergency provisions of the Manager set forth in section 2.6 of the Management Services Agreement, (b) taking any action that is to be funded by RCCI or RCI on behalf of the Corporation; provided that such funding is solely by way of (i) additional capital contributions made in cash in respect of the Class A Shares held by RCCI on the date hereof or (ii) prepayment of any loans made by the Corporation to RCI pursuant to any RCI Demand Promissory Note, (c) taking any action that is expressly permitted under section 2.28.5 that is to be funded by the Investor Shareholder on behalf of the Corporation; provided that such funding is made pursuant to section 2.28.5 and solely by way of additional capital contributions made in cash in respect of the Class B Shares and Class C Shares (pro rata) held by the Investor on the date hereof, (d) making loans from time to time pursuant to any RCI Demand Promissory Note to the extent permitted by the terms hereof or (e) paying to (or reimbursing) the Rogers Parties amounts in connection with Corporate Group CapEx (to the extent less than or equal to 125% of the UA Line Item for Corporate Group CapEx, set forth in the then-current Annual Plan, funded pursuant to section 2.28.4 or otherwise approved by Unanimous Approval).

2.25.4          If the Corporation, any of the Shareholders or any Director becomes aware of any breach or default under any Affiliate Arrangement, excluding any RCI Demand Promissory Note (each such Affiliate Arrangement, excluding any RCI Demand Promissory Note, a “Subject Affiliate Arrangement”) by any Affiliate counterparty, such Person shall promptly give written notice to the Corporation and the Shareholders, which notice shall set forth (a) the identity of such Affiliate counterparty, (b) the applicable Subject Affiliate Arrangement and (c) with reasonable specificity, the facts and circumstances alleged to have resulted in such matter. Upon receipt of such written notice in respect of any such matter, and unless such breach or default has been waived by Unanimous Approval, (i) the Investor Shareholder and the Investor Directors shall have the right to cause the Corporation or its applicable Subsidiary to exercise any available rights or remedies of the Corporation or any of its Subsidiaries that are expressly provided under a particular Subject Affiliate Arrangement (including the Contribution Agreement, the Backhaul Services Agreement, and the Management Services Agreement) to address such breach or default, (ii) any decision of the Board or the Shareholders in connection with the exercise by the Corporation of such rights or remedies shall not require the approval of the RCCI Shareholder or any RCCI Directors (each an “Investor Approval Matter”), and (iii) any decision of the Investor Shareholder or Investor Directors with respect to an Investor Approval Matter shall bind the Corporation without the requirement of any further approval. Any documented, out-of-pocket costs and expenses incurred by the Investor Shareholder or its Affiliates in connection with the exercise of its rights under this section 2.25.4 shall be borne by the Corporation and shall be reimbursed by the Corporation promptly (and in any event within five (5) Business Days) following written notice thereof from the Investor Shareholder (together with reasonable supporting documentation of such costs and expenses). In addition to the foregoing, the Investor Shareholder and the Investor Directors shall have the right to cause the Corporation or its applicable Subsidiary to exercise any available defenses of the Corporate Group in response to any actual or threatened litigation against any member of the Corporate Group brought by RCI, RCCI or their respective creditors in connection with a Bankruptcy Event of RCI or RCCI, and the foregoing shall be included as an Investor Approval Matter. For greater certainty, nothing in the foregoing sentence shall entitle the Investor Shareholder or the Investor Directors to cause the Corporation or any of its Subsidiaries to make any demand for repayment under any RCI Demand Promissory Note.

2.26	Access and Reporting to Shareholders

2.26.1          The Corporation shall provide, or cause to be provided, to each Shareholder:

2.26.1.1          unaudited quarterly consolidated financial statements of the Corporation within forty-five (45) days after the end of each Fiscal Quarter, comprised of a balance sheet, income statement and statement of cash flows (without any accompanying notes thereto) for such Fiscal Quarter and for the period from the beginning of the Fiscal Year to the end of such Fiscal Quarter;

2.26.1.2          audited annual consolidated financial statements of the Corporation prepared under IFRS, comprised of a balance sheet, income statement and statement of cash flows, audited by an independent, certified accounting firm of recognized national standing, together with (a) the opinion of the auditors thereon and (b) the auditors’ annual management letter to the Board or the governing board of directors or managers of any Subsidiary of the Corporation, as soon as reasonably practicable (and in any event, within 120 days of the end of each Fiscal Year);

2.26.1.3          the Annual Plan for the current Fiscal Year, including any updates or revisions made thereto, in each case, promptly (and in any event within five (5) Business Days) following its approval by the Board;

2.26.1.4          simultaneously with the delivery of any quarterly or annual financial statement, a management summary of the operating results and a comparison of such operating results to the then-current Annual Plan (or quarterly portion thereof);

2.26.1.5          subject to prohibitions under applicable law or any contractual restriction binding on any member of the Corporate Group or its assets (including confidentiality obligations), (a) notice of, including copies of any written communication with any Governmental Entity that is material to the financial performance or continuing results of operations of the Corporate Group, taken as a whole, and (b) notices of material violation of applicable laws, regulations or permits by any member of the Corporate Group received in writing from any Person;

2.26.1.6          notice of, including copies of, any written reports and invoices (including all written invoices and calculations required to be delivered pursuant to the Backhaul Services Agreement) required to be delivered to the Corporation pursuant to any Transaction Document, other than any RCI Demand Promissory Note;

2.26.1.7          any other information requested by the Investor Shareholder reasonably required in connection with its reporting obligations to its, direct and indirect, limited partners, lenders, noteholders, owners or co-investors; and

2.26.1.8          upon the reasonable request of such Shareholder, such other reports and information (in any form, electronic or otherwise) (a) reasonably required in order for such Shareholder to complete any management report on internal control over financial reporting, any certification of disclosure under applicable law or any attestation by an independent auditor with respect to any of the foregoing or (b) reasonably required in connection with such Shareholder’s reporting obligations to its direct and indirect limited partners, noteholders, owners or co-investors.

2.27	Distribution Policy

2.27.1          For each Fiscal Quarter, as soon as reasonably practicable but in any event within forty-five (45) days after the end of such Fiscal Quarter, the Board shall determine (a) the Corporation’s Available Cash as at the end of such Fiscal Quarter, (b) whether or not the Corporation will pay all (but not less than all) or none of the Management Fees which are accrued and outstanding as at the end of such Fiscal Quarter (if any) in cash or set off any such Management Fees against any amounts due and owing by RCI or RCCI under the Transaction Documents, (c) whether or not the Corporation shall pay, or provide a reimbursement with respect to, all (but not less than all) or none of the Corporate Group CapEx (whether accrued or otherwise unpaid in cash) as at the end of such Fiscal Quarter (if any) in cash and (d) subject to sections 2.27.2 and 2.27.5, whether or not to declare distributions of Available Cash to the Shareholders (and, if so, the form of dividends, returns of capital, or otherwise) in respect of such Fiscal Quarter (collectively, the “Quarterly Board Determination”). The Corporation shall provide the Quarterly Board Determination promptly following the determination thereof, including reasonable detail and supporting information and with respect to the determination of Available Cash, in the form consistent with the illustrative calculation set forth on Schedule E. The Quarterly Board Determinations shall be made at the sole discretion of the Board, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15.

2.27.2          Subject to section 2.27.8, unless the Board otherwise determines that such distribution is prohibited by applicable law or, in respect of any Fiscal Quarter, if, pursuant to a Quarterly Board Determination in respect of such Fiscal Quarter, the Board has determined not to pay (by way of cash payment or set-off) all CapEx Accruals or Management Fee Accruals outstanding as at the end of such Fiscal Quarter, in which case, the Board shall not declare any distributions to Shareholders in respect of such Fiscal Quarter, the Board may, in its sole discretion, declare distributions to the Shareholders in the form of dividends, returns of capital, or otherwise, in any case selected by the Board, in its sole discretion, which, for greater certainty, shall not be a Unanimous Approval Matter and may be approved solely by the RCCI Directors in accordance with section 2.15, which distributions, if declared by the Board pursuant to this section 2.27.2, shall (i) if declared pursuant to a Quarterly Board Determination, be made by the Corporation to the Shareholders no later than five (5) days following such Quarterly Board Determination or (ii) if declared other than pursuant to a Quarterly Board Determination, be made by the Corporation to the Shareholders no later than five (5) days following such declaration.

2.27.3          Only in the event that a distribution is not prohibited by section 2.27.2 and the Board determines, in its sole discretion, to declare distributions pursuant to section 2.27.2, the Board shall have a policy of, once per Fiscal Quarter after the determination of Available Cash in accordance with section 2.27.1, declaring a pro rata cash distribution to the Shareholders in accordance with their Interests (which, subject to section 2.27.8, may be in the form of dividends, returns of capital, or otherwise, in any case selected by the Board, in its sole discretion and not a Unanimous Approval Matter such that such selection may be approved solely by the RCCI Directors in accordance with section 2.15, and the form of which may be determined separately for each class of Shares by the Board). In such case, subject to the availability of Available Cash, and at the sole discretion of the Board, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15, the Distribution Policy will:

2.27.3.1          during the period beginning on the date hereof and ending on the earlier of (i) the date the Corporation makes a distribution of Available Cash relating to the twentieth (20th) Fiscal Quarter following the date of this Agreement or (ii) the date the Corporation determines not to make a distribution of Available Cash relating to the twentieth (20th) Fiscal Quarter following the date of this Agreement  (the “Initial Distribution Period”), target a distribution in such Fiscal Quarter in an amount that, if no taxes were withheld upon such distribution (it being acknowledged that taxes will be withheld only in accordance with section 2.27.12), would result in the Investor Shareholder receiving a distribution equal to the Targeted Distribution Amount, with any such distribution being paid as follows:

2.27.3.1.1          first, 100% to the holders of the Class A Shares, Class B Shares and Class C Shares (pro rata in accordance with their respective Interests) until the full Targeted Distribution Amount for such Fiscal Quarter has been distributed to the holders of Class B Shares and Class C Shares; and

2.27.3.1.2          second, thereafter, at the determination of the Board in its sole discretion, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15 and subject to section 8.5.3.2, some or all of such remaining Available Cash may be retained by the Corporation or may be distributed either: (a) to the holders of Class A Shares (pro rata in accordance with the number of Class A Shares held by such holders); provided that, as an alternative to distributing such amounts to the holders of Class A Shares, the Board may determine, in its sole discretion, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15 and subject to section 8.5.3.2, to lend all or any such remaining Available Cash to RCI pursuant to either or both RCI Demand Promissory Notes; or (b) to the holders of the Class A Shares, Class B Shares and Class C Shares (pro rata in accordance with their respective Interests); and

2.27.3.2          for the period following the Initial Distribution Period, not establish a particular target for distributions and instead the Board will determine each Fiscal Quarter, in its sole discretion, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15, whether or not to declare any distributions to Shareholders and, if any distributions are to be made, the amount and form of such distributions, in any case determined and/or selected by the Board in its sole discretion, and not a Unanimous Approval Matter such that such determination or selection may be approved solely by the RCCI Directors in accordance with section 2.15, with any such distribution being paid to the holders of Class A Shares, Class B Shares and Class C Shares (pro rata in accordance with their respective Interests); provided that, as an alternative to distributing any amount to the holders of Class A Shares, the Board may determine, in its sole discretion, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15 and subject to section 8.5.3.2, to lend all or any portion of such Available Cash that would be allocable to the Class A Shares to RCI pursuant to either or both RCI Demand Promissory Notes.

2.27.3.3          Notwithstanding anything to the contrary provided herein, for purposes of determining amounts distributable to the holders of Class B Shares and Class C Shares, all Available Cash shall be converted from Canadian currency to United

States currency using an exchange rate of CAD $1.23 = USD $1.00, provided that, for greater certainty, the Corporation shall not convert any currency prior to distribution and the currency of any distribution shall be determined in accordance with section 2.27.7. An illustrative example of such calculation is attached as Schedule I.

2.27.3.4          Notwithstanding anything to the contrary provided herein, if, pursuant to section 8.2.1.1, the Investor Shareholder directs the Corporation to offset the amount of any Restricted Opportunity Fee from the next distribution of Available Cash payable to the Investor Shareholder hereunder, such amount shall instead be distributed solely to the RCCI Shareholder in respect of the Class A Shares held by the RCCI Shareholder; provided that, as an alternative to distributing such amount to the holders of Class A Shares, the Board may determine, in its sole discretion, and not a Unanimous Approval Matter such that such determination may be approved solely by the RCCI Directors in accordance with section 2.15 and subject to section 8.5.3.2, to lend such amount to RCI pursuant to either or both RCI Demand Promissory Notes.

2.27.4          For greater certainty, if there is insufficient Available Cash to declare a pro rata cash distribution to the Shareholders in an amount to achieve the Targeted Distribution Amount but the Board determines to declare distributions pursuant to section 2.27.2, the Board shall only distribute an amount equal to the Available Cash at such time and, if at such time, there is no Available Cash, the Board shall not make any distributions to the Shareholders.

2.27.5          Notwithstanding sections 2.27.2 or 2.27.3, if there has been a Distribution Trigger for a particular Fiscal Quarter, then, subject to applicable law and to section 2.27.8, the Corporation shall make, within five (5) days following the Quarterly Board Determination in respect of such Fiscal Quarter, distributions to the Shareholders in the form of dividends, returns of capital, or otherwise, in any case selected by the Board, in its sole discretion, which, for greater certainty, shall not be a Unanimous Approval Matter and may be approved solely by the RCCI Directors in accordance with section 2.15, of an amount not less than the Triggered Distribution Amount (provided that, any amounts distributed during the Initial Distribution Period in excess of the Targeted Distribution Amount shall be distributed or not distributed in accordance with section 2.27.3.1.2, as determined by the Board, in its sole discretion, which, for greater certainty, shall not be a Unanimous Approval Matter and may be approved solely by the RCCI Directors in accordance with section 2.15). For the purposes of this section 2.27.5, “Triggered Distribution Amount” means, for any applicable Fiscal Quarter, an amount equal to (i) during the Initial Distribution Period, the lesser of (a) an amount which would provide a distribution to the holders of Class B Shares and Class C Shares of the full Targeted Distribution Amount and (b) all Available Cash for such Fiscal Quarter; or (ii) for the period following the Initial Distribution Period, all Available Cash for such Fiscal Quarter.

2.27.6          In respect of any Fiscal Quarter, in the event that (i) the Board determines as part of the Quarterly Board Determination for such Fiscal Quarter that there is Available Cash, (ii) no Distribution Trigger has occurred in respect of such Fiscal Quarter, and (iii) the Board determines, in its sole discretion pursuant to section 2.27.2 not to declare any distributions in respect of such Fiscal Quarter, then, subject to RCI having sufficient liquidity, as determined by RCCI, acting reasonably, RCCI shall be required to promptly cause RCI to provide funding to the Corporation by way of a prepayment under the RCI Demand CAD Promissory Note in an amount equal to the lesser of (i) $50,000,000 and (ii) the principal amount then outstanding under the RCI Demand CAD Promissory Note, in either case, for such Fiscal Quarter. For greater certainty, nothing in this section 2.27.6 shall require RCI to make any prepayments under the RCI Demand USD Promissory Note. RCCI shall cause RCI to deliver a written notice to the Corporation and the Investor Shareholder each Fiscal Quarter setting forth a reasonable estimate of the amount of liquidity available to RCI as at the time of such written notice.

2.27.7          Only in the event the Board determines, in its sole discretion, to declare distributions, to the extent that Available Cash includes any currency of the United States of America, (i) such currency shall first be used, pro rata, to pay the amounts to be distributed to the holders of Class B Shares and Class C Shares prior to any such currency being used to pay the amounts to be distributed to the holders of Class A Shares and (ii) no Canadian currency shall be used to pay the amounts to be distributed to the holders of Class B Shares and Class C Shares until such time as all Available Cash that is in the currency of the United States of America has been distributed to the holders of Class B Shares and Class C Shares in accordance with this section 2.27.7.

2.27.8          If, with respect to any distribution on Class B Shares or Class C Shares, the Investor Shareholder requests that the distribution takes the form of a return of capital, and such distribution does not exceed the paid-up capital (as defined in the Tax Act) of the Class B Shares or Class C Shares, as applicable, then outstanding:

2.27.8.1          the Corporation shall take all steps and do all things reasonably required in order to pay the distribution in the form of a return of capital; and

2.27.8.2          each Shareholder shall execute any written resolutions and other instruments required to have the distribution in the form of a return of capital approved.

2.27.9          The Investor Shareholder shall deliver or cause to be delivered a duly completed CRA Form. The Investor Shareholder shall promptly inform the Corporation if it becomes aware of any change to the information contained in the CRA Form and execute a new CRA Form with the correct information. The Corporation shall be entitled to reasonably request, from time to time, for the Investor Shareholder to provide an up-to-date CRA Form.

2.27.10          Subject to section 2.27.12, if, prior to the Corporation making a distribution to the Investor Shareholder, the Investor Shareholder has provided a completed CRA Form in accordance with its obligations in section 2.27.9, then the Corporation shall not be entitled to deduct or withhold taxes on any such distribution made to the Investor Shareholder.

2.27.11          If (i) the Corporation is subject to an assessment or reassessment by the CRA (a “Corporation Assessment”) for failing to deduct or withhold taxes on a distribution made to the Investor Shareholder and is found liable for taxes (including any interest and penalties) in connection therewith, and (ii) the Corporation makes a successful insurance claim under the Insurance Policy and receives an insurance payment to discharge the liability referred to in (i), then the Corporation shall not be entitled to seek recovery against the Investor Shareholder for the portion of such taxes for which a payment under (ii) hereunder was received.

2.27.12          If either (i) immediately prior to the Corporation making a distribution to the Investor Shareholder, the Investor Shareholder has failed to provide a completed CRA Form in accordance with its obligation in section 2.27.9, (ii) a Corporation Assessment has been issued to the Corporation and recoveries under the Insurance Policy in respect of any present or future liabilities in connection with the Corporation Assessment are being disputed by the insurer or it is determined that there is insufficient coverage under the Insurance Policy,(iii) a distribution in the form of a dividend is made to the Investor Shareholder and allocated to a Non-Economic GP, or (iv) there is a Change in Law, then the Corporation shall, subject to any mutually agreed alternative, have the right to make applicable withholdings. For greater certainty, (a) the Corporation shall only be entitled to make withholdings pursuant to this section 2.27.12 of amounts that are in excess of available Insurance Policy coverage, and (b) if the disputed coverage of a Corporation Assessment as described in clause (ii) of this section 2.27.12 is resolved in favor of the Corporation, then the Corporation shall refund to the Investor Shareholder any amounts withheld pursuant to this section 2.27.12; provided that the obligation to refund amounts to the Investor Shareholder will be limited to the amount received by the Corporation in respect of the resolved dispute and will not apply to the extent such amounts relate to amounts which have not been withheld from the Investor Shares and have been remitted to the CRA.

2.27.13          For greater certainty, the Corporation shall not make any voluntary disclosure or otherwise request that the CRA or other Governmental Entity review, assess or reassess the Corporation in respect of its obligation, if any, to deduct or withhold taxes on a distribution made to the Investor Shareholder.

2.28	Financing of the Corporation

2.28.1          The funds required for carrying on the Business (including capital expenditures) may be obtained, to the extent practicable and subject to the Unanimous Approval Matters (if applicable), either from cash flow or by borrowing. Financing may be arranged by the Board and management when appropriate having regard to the requirements of the Business and the state of the financial markets, subject to the Unanimous Approval Matters (if applicable). For the avoidance of doubt, any incurrence of Indebtedness shall be subject to the Unanimous Approval Matters to the extent set forth in section 2.25.2.9.

2.28.2          Without limiting any other agreement between a Shareholder, on the one hand, and the Corporation or any of its Subsidiaries, on the other hand, the Shareholders shall not be obliged to (a) loan or advance any funds to or on behalf of the Corporation or its Subsidiaries, (b) make any additional capital contributions to the Corporation or its Subsidiaries,

(c) otherwise finance the Corporation or any of its Subsidiaries, or (d) secure or guarantee in any way the payment or performance of any Indebtedness or other liabilities of the Corporation or its Subsidiaries.

2.28.3          The parties hereto acknowledge that the amount payable by the Corporation under the Management Services Agreement is the Operating Expenditures Cap and any further operating expenses shall not be borne by the Corporation, as provided in the Management Services Agreement.

2.28.4          Except for Corporate Group CapEx not exceeding 125% of the UA Line Item in respect thereof set forth in the then-current Annual Plan, or except as otherwise approved by Unanimous Approval, RCCI shall be required to promptly provide funding to the Corporation for any capital expenditures the Corporate Group incurs which were approved by RCCI (in its sole discretion), which funding will be by way of either (a) additional capital contributions made in respect of the Class A Shares held by the RCCI Shareholder as of the date of this Agreement or (b) prepayments under an RCI Demand Promissory Note.

2.28.5          The Investor Shareholder shall have the right, exercisable in its sole election, to (a) provide funding to the Corporation, which funding will be by way of additional capital contributions made in respect of the Class B Shares and Class C Shares held by the Investor Shareholder and (b) direct the Corporation to use the proceeds of such funding to do only one or a combination of the following: (i) pay any Management Fees, (ii) make any payments or reimbursements of Corporate Group CapEx in respect of Corporate Group CapEx which was otherwise approved by the Board or pursuant to Unanimous Approval, as applicable, (iii) pay any income taxes of any member of the Corporate Group or (iv) satisfy any other accrued liabilities or obligations of any member of the Corporate Group which are outstanding as of the time of funding such amounts and, provided that such direction complies with the requirements set out in the foregoing clause (b) of this section 2.28.5, the Corporation shall thereafter utilize such proceeds in the manner so directed (any such funding and direction, an “Investor Elective Funding”). For greater certainty, the payment of any Management Fees or payment or reimbursements of Corporate Group CapEx pursuant to any Investor Elective Funding shall not constitute a Distribution Trigger.

2.29	Corporate Group CapEx and Management Fees

2.29.1          The parties hereto hereby acknowledge and agree that (a) RCCI or its Affiliates will make capital expenditures or will otherwise acquire assets, securities, properties, interests or businesses from time to time and (b) RCCI or its applicable Affiliate (in its capacity as Manager or otherwise) will on-sell certain of such assets, securities, properties, properties, interests or businesses to the Corporate Group (subject to the Unanimous Approval Matter set forth section 2.25.2.1 but also subject to RCCI’s funding rights set forth in section 2.25.3(b)). The consideration provided by the applicable member of the Corporate Group in exchange for such sale of assets, securities, properties, interests or businesses at the time of the consummation of such sale shall, unless otherwise approved pursuant to Unanimous Approval or a Quarterly Board Determination or pursuant to an Investor Elective Funding, take the form of an accrual of a liability from the applicable member of the Corporate Group in favour of RCCI or its applicable Affiliate (any such accrual, a “CapEx Accrual”) and shall not be consummated in exchange for a payment of a cash purchase price payable at the time of the consummation of such sale.

2.29.2          The parties hereto hereby acknowledge and agree that, pursuant to the terms of the Management Services Agreement, following the issuance of an invoice by the Manager to a member of the Corporate Group, any Management Fees owing in accordance therewith shall automatically accrue as liability of such member of the Corporate Group (any such accrual, a “Management Fee Accrual”) and, unless a cash payment or set off of some or all of the then accrued Management Fees is elected by the Corporation pursuant to the Management Services Agreement or made pursuant to section 7.2.2, the Corporate Group shall not make any cash payment in respect of such Management Fees and shall permit all Management Fees to continue to accrue as a liability of the applicable member of the Corporate Group.

ARTICLE 3
GENERAL MATTERS RELATING TO THE HOLDING OF SHARES AND PERMITTED TRANSFERS

3.1	Representations and Warranties by Shareholders

Each Shareholder severally, and not jointly and severally, represents and warrants, as of the date hereof:

3.1.1          that, if applicable, such Shareholder is duly formed and validly existing under the laws of its jurisdiction and, in the case of all Shareholders including individuals, has the power and capacity to enter into and give full effect to this Agreement;

3.1.2          that this Agreement has been duly executed, authorized and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

3.1.3          that the execution and delivery by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (a) conflict with, or result in the breach of any provision of the constitutive documents of such Shareholder, or (b) violate, in any material respect, any law applicable to such Shareholder, the Corporation or any of its Subsidiaries;

3.1.4          that such Shareholder has not granted or become party to, and shall not grant or become a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provisions of this Agreement or would otherwise frustrate or limit the ability of such Shareholder to comply with its obligations hereunder;

3.1.5          that other than any consents that have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Shareholder from any Governmental Entity in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of any of the transactions contemplated herein; and

3.1.6          that such Shareholder is not a non-Canadian under the Investment Canada Act (Canada) or is a resident of such jurisdiction indicated opposite such Shareholder’s name on Schedule A or such Shareholder’s assumption agreement.

3.2	General Prohibition on Transfer

During the continuance of this Agreement, none of the Shareholders shall deal with any Shares or any interest therein or Transfer any Shares now or hereafter held by such Shareholder or such Shareholder’s rights under this Agreement except in accordance with this Agreement and the approvals required under Schedule A of the Articles. A purported Transfer of any Shares in violation of this Agreement shall be void ab initio and, to the maximum extent permitted by law, the Corporation shall not register, nor permit any transfer agent to register, any such Shares on the securities register of the Corporation, nor shall any voting rights attaching to or relating to such Shares be exercised, nor shall any purported exercise of such voting rights be valid or effective, nor shall any dividend or distribution be paid or made on such Shares (but any such denied dividend or distribution shall be paid to such Shareholder when the breach is cured). For the avoidance of doubt, no party hereto shall avoid the provisions of this Agreement by making one or more Transfers permitted by section 3.3 and then disposing of all or any portion of such party’s interest in such Person. Prior to any Eligible Transferee to which a Shareholder has Transferred Shares in accordance with section 3.3.1, as the case may be, ceasing to qualify as an Eligible Transferee, the Shareholder who Transferred Shares to such Eligible Transferee shall cause such Eligible Transferee to Transfer such Shares back to such Shareholder or another Eligible Transferee of such Shareholder.

3.3	Permitted Transfers of Shares

3.3.1          Subject to section 3.3.3 and to the requirements of the Articles, a Shareholder may Transfer in whole or in part, its Shares and rights under this Agreement to:

3.3.1.1          an Eligible Transferee of such Shareholder (which, if such Eligible Transferee becomes a direct holder of Shares following such Transfer, then such Eligible Transferee shall be considered to be an Investor Shareholder or RCCI Shareholder, as applicable, for all purposes of this Agreement);

3.3.1.2          any other Person pursuant to section 4.1 or Schedule J of this Agreement; or

3.3.1.3          any other Person with the prior written consent of the other Shareholder(s), such consent not to be unreasonably withheld, delayed, or conditioned.

3.3.2          At any time following the twelfth (12th) anniversary of the date of this Agreement and provided that a Call Notice has not been delivered to the Investor Shareholder prior to such date setting forth a Call Date after the twelfth (12th) anniversary of the date of this Agreement, the Investor Shareholder may Transfer any or all of its Investor Shares to any Person (including any Permitted Holder, notwithstanding anything to the contrary in section 3.4), provided that such Person is not a Restricted Transferee and otherwise complies with sections 3.3.3 and 3.5.

3.3.3          Notwithstanding anything to the contrary in this Article 3, no Transfer of Shares and no Investor Parent Transaction shall be permitted if such transfer or transaction would:

3.3.3.1          result in a Transfer to a Restricted Transferee;

3.3.3.2          violate any then applicable laws;

3.3.3.3          terminate the existence or qualification of a member of the Corporate Group under the laws of its jurisdiction;

3.3.3.4          result in the loss by a member of the Corporate Group of any Authorization;

3.3.3.5          require any Governmental Approval (unless such Governmental Approval is obtained prior to such Transfer or Investor Parent Transaction); or

3.3.3.6          violate any other provision of this Agreement.

3.4	Permitted Holder

The Shares held by the RCCI Shareholder may be directly or indirectly mortgaged, hypothecated, pledged, otherwise made subject to a Lien. The ownership interests (in whatsoever form) issued by the Investor Shareholder may be directly or indirectly mortgaged, hypothecated, pledged, otherwise made subject to a Lien (provided that, for greater certainty, the Investor Shareholder may not mortgage, hypothecate, pledge or grant a Lien or security interest directly in its Shares but shall be entitled to enter into customary covenants or restrictions in favor of a Permitted Holder with respect to such Shares, including with respect to non-disposal undertakings, retention of ownership of such shares and negative pledges) for a bona fide loan from, or an obligation owed to, a Permitted Holder, provided that the Permitted Holder has agreed that, in the event of realization following an exercise of remedies, the Permitted Holder may acquire an indirect interest in the Shares and thereafter shall deal with the Shares held by such Shareholder only in accordance with the terms of this Agreement as if the Permitted Holder were the Shareholder whose shares or equity interests were directly or indirectly mortgaged, pledged, hypothecated, made subject to a Lien or secured, it being the intention that all the provisions of this Agreement which relate to the Transfer by a Shareholder of its Shares shall apply to the Permitted Holder. For greater certainty, whether part of a realization or thereafter, an indirect Transfer of Shares (by sale of interests in the applicable Shareholder, similar transaction, or otherwise) is not permitted except in accordance with section 3.3.

3.5	No Registration of Transfer Unless Transferee is Bound

If, pursuant to any provision of this Agreement, a Shareholder validly Transfers such Shareholder’s Shares to any other Person, (a) no Transfer of such Shares shall be made nor shall it be effective, and (b) in the case of a direct Transfer, no application shall be made to the Corporation to register the Transfer, and the Corporation shall not, nor shall it permit any other Person to, register any such Transfer on the securities register of the Corporation until the proposed transferee becomes subject to all of the obligations of the transferor under this Agreement (in which case the proposed transferee shall become entitled to exercise all the rights of the transferor under this Agreement) in respect of the Transferred Shares, and agrees to be bound by all of the provisions hereof in respect of the Transferred Shares as if it were an original signatory hereto pursuant to, at the Board’s election, an assumption agreement substantially in the form attached as Schedule C hereto or other agreement in form and substance satisfactory to the Board, acting reasonably. The foregoing does not apply to a Transfer of the Shares by a Shareholder to an existing Shareholder pursuant to this Agreement.

3.6	Notation on Share Certificates

3.6.1          In addition to any legends required by applicable securities laws, all share certificates representing Shares shall have the following statement conspicuously noted thereon:

“There are restrictions on the right to directly or indirectly transfer the shares represented by this certificate. Such shares are subject to a Unanimous Shareholder Agreement dated the [■] day of [■], 2025 between Backhaul Network Services Inc., Rogers Communications Canada Inc., Maple Connect Issuer LP and Rogers Communications Inc. as the same may be amended from time to time, and may not directly or indirectly be pledged, sold or otherwise transferred except in accordance with the provisions thereof. The shares represented by this certificate and the rights attached to such shares are subject to the restrictions set out in the articles of Backhaul Network Services Inc., including those set out under Schedule A of such articles.”

3.6.2          All certificates representing securities issued by the Corporation which are convertible into shares in the capital of the Corporation or evidencing a right to acquire shares in the capital of the Corporation shall contain a statement substantially to the same effect.

3.7	Shareholders to Facilitate Permitted Transfers

3.7.1          Each of the Shareholders agrees that it shall give and execute all necessary consents and approvals to a Transfer of the Shares permitted under this Agreement as soon as the relevant provisions of this Agreement relating to the Transfer have been complied with.

3.7.2          Each of the parties hereto (a) consents to a Transfer of the Shares made in accordance with this Agreement (an “Approved Transfer”) and (b) agrees to provide (and to use its reasonable best efforts to cause its nominee Directors to provide) any other consent necessary or desirable in connection with an Approved Transfer.

ARTICLE 4
LIQUIDITY RIGHTS

4.1	Call Option

4.1.1          RCCI shall have the right (a “Call Option”) (a) upon a Special Call Event resulting from a Rogers Material Adverse Effect or an Adverse Law Event (the basis for which RCCI shall reasonably identify and describe in the subject Call Notice) or (b) at any time during the period beginning on the date which is the eighth (8th) anniversary of the date of this Agreement and ending on the date which is the twelfth (12th) anniversary of the date of this Agreement, and upon prior written notice delivered to the Investor Shareholder (a “Call Notice”), which notice, other than in respect of a Special Call Event resulting from a Rogers Material Adverse Effect or an Adverse Law Event, may only be delivered by RCCI if RCI has a Debt Leverage Ratio below the Leverage Ratio Threshold at the time of delivery of such notice, to require all of the holders of Class B Shares or Class C Shares on a date specified in the Call Notice, as may be extended pursuant to the closing procedures set forth in section 5.1, which date shall be at least fifteen (15) but no more than thirty (30) Business Days’ following the date of delivery of the Call Notice, provided that, in respect of a Special Call Event resulting from a Rogers Material Adverse Effect or an Adverse Law Event, the date specified in such Call Notice may be a date which is up to six (6) months following the date of delivery of the Call Notice (the “Call Date”), to sell to RCCI or a designee of RCCI (which, for greater certainty, may be a person who is Arm’s Length to RCCI), all, but not less than all, of the Shares held by such Persons. Subject to the Investor Shareholder’s dispute rights in section 4.1.2, the consideration for the sale of such Shares shall be the Call Price calculated by RCCI acting reasonably and in good faith as at the Call Date, shall be set forth in the Call Notice (which shall include a detailed calculation of the Network Asset Value together with reasonable supporting documentation), and shall be paid in cash, solely in United States currency (not in Canadian currency). For purposes of clarity, the Call Price shall be finally calculated as of the date on which the consideration for the Call Option is actually paid by RCCI (or its designee). Any Call Option in respect of a Special Call Event resulting from a Specified Call Event shall be governed by Schedule J.

4.1.2          Notwithstanding section 4.1.1, if the Investor Shareholder does not agree with RCCI’s determination of the Call Price in respect of the Shares to be sold by the holders of Class B Shares and Class C Shares, then within ten (10) Business Days of receiving the Call Notice, the Investor Shareholder shall notify RCCI in writing of the existence of a dispute together with reasonable detail regarding those matters that are in dispute (the “Disputed Matters”). The Investor Shareholder and RCCI shall seek to resolve the dispute for ten (10) Business Days. If no resolution is reached within ten (10) Business Days following the date on which the Investor Shareholder provides written notice of a dispute to RCCI, then the Investor Shareholder and RCCI shall submit such dispute to a nationally recognized accounting firm mutually acceptable to the Investor Shareholder and RCCI (the “Independent Arbiter”). The Independent Arbiter shall promptly provide a determination with respect to the Disputed Matters within twenty (20) Business Days following selection, and such decision shall be final and binding upon the Investor Shareholder and RCCI. Any action subject to such final and binding determination of the Call Price shall be consummated promptly, but in no case more than twenty (20) Business Days, after such determination. The fees and expenses of the Independent Arbiter shall be borne by RCCI, on the one hand, and the Investor Shareholder, on the other hand, based on the percentage which the portion of the contested amounts not awarded to RCCI, on the one hand, or the Investor Shareholder, on the other hand, bears to the total amount actually contested by such Shareholder.

4.1.3          Subject to sections 4.1.2 and 5.2, the completion of a purchase and sale of Shares under section 4.1 or Schedule J shall take place on the Call Date, using solely United States currency (not Canadian currency). The completion of the purchase and sale shall be governed by, and the parties shall comply with, the closing procedures set out in section 5.1, to the extent applicable.

ARTICLE 5
CLOSING PROCEDURES

5.1	Closing Procedures

5.1.1          If a purchase and sale of Shares is made pursuant to section 4.1 or Schedule J, the following provisions shall apply, subject to any express provisions to the contrary in any other section of this Agreement or any purchase and sale agreement relating thereto:

5.1.1.1          Any cash purchase price shall be paid to the vendor of the Shares being purchased by wire transfer against receipt by the purchaser of the certificate or certificates representing the Shares being purchased, duly endorsed for transfer in blank (or if no certificates representing the Shares being purchased have been issued, by an instrument of transfer duly executed by the vendor), together with resignations by the Investor Directors and customary releases in favour of: (a) the Corporation and its Subsidiaries and (b) RCCI and its Affiliates, of all claims, which such vendor may have against the Corporation (or its Subsidiaries) or RCCI (or its Affiliates), other than in respect of indemnification in accordance with the by-laws of the Corporation or its Subsidiaries or other indemnification or insurance arrangements, and reciprocal releases shall be provided by the Corporation, each Subsidiary thereof, RCI and each Affiliate thereof in favor of the vendor.

5.1.1.2          Subject to section 5.2, if the Call Date falls on a day which is not a Business Day, the transaction shall be completed on the first Business Day following such date. Closing shall take place at 8:00 a.m. (Toronto time) on the date for completion at the registered principal office of the Corporation or at such other time and place as may be agreed to by the parties to the transaction.

5.1.1.3          The acceptance by the vendor of payment for the Shares being purchased and sold shall constitute a representation and warranty by the vendor that the vendor has good and marketable title to such Shares free and clear of any Lien or adverse claim (other than Liens imposed by applicable law, this Agreement or under the Articles or Liens that will be discharged upon receipt of the closing proceeds). Notwithstanding the foregoing, the vendor shall use commercially reasonable efforts to (a) deliver to the purchaser all such documents, instruments and releases and (b) do all such acts and things in each case, as the purchaser may reasonably request, whether before or after completion of the transaction, to vest such title in the purchaser.

5.1.1.4          If, at the time of closing, the vendor shall not complete the sale for any reason, the purchaser shall have the right to deposit the purchase price for the Shares to be purchased and sold for the account of the vendor in an account with the bankers of the Corporation in the name of and for the benefit of the vendor and such deposit shall constitute valid and effective payment of the purchase price to the vendor. Thereafter the purchaser shall have the right to execute and deliver any deeds, stock transfers, assignments, resignations, releases and other documents as may, in the reasonable opinion of the purchaser, be necessary or desirable in order to complete the transaction. If payment of the purchase price is so deposited, then from and after the date of deposit, notwithstanding that certificates or instruments evidencing the Shares may not have been delivered to the purchaser, the purchase of the Shares shall be deemed to have been fully completed and the records of the Corporation shall be amended accordingly and all right, title, benefit and interest, both at law and in equity, in and to the Shares shall be conclusively deemed to have been transferred and assigned to and become vested in the purchaser and all right, title, benefit and interest of the vendor and of any other Person (other than the purchaser) having any interest therein, legal or equitable, in any capacity whatsoever shall cease. Notwithstanding the foregoing, if the Investor Shareholder (a) has disputed in good faith the purchase and sale of its Shares, the closing thereof or any matters relating thereto, and (b) has submitted a Notice of Arbitration to the RCCI Shareholder in accordance with the procedures set forth on Schedule B, then the rights of the purchaser under this section 5.1.1.4 shall be stayed, and the Shares shall not be deemed to have been purchased, pending the resolution of such Dispute in accordance with the terms of Schedule B.

5.1.2          For the purposes of this section 5.1, any reference to the vendor shall mean the applicable Shareholder(s) who are deemed to be the holder(s) of the Shares being sold under this Agreement.

5.2	Governmental or Third Party Approvals

If any Governmental Approval or third party approval is required prior to the consummation of any purchase and sale of Shares to a purchaser made pursuant to this Agreement, then, notwithstanding anything to the contrary contained in this Agreement, (a) the time period specified in this Agreement for acceptance of the offer by the purchaser or the Call Date, as applicable, shall be extended to permit the purchaser or transferor, as applicable, to obtain the necessary Governmental Approval or third party approval and (b) the Call Price shall be re-calculated to take into account the extension of the Call Date. In the event that such Governmental Approval is required in respect of any material franchise, licence, permit or other permission or authority required by RCI or any of its Subsidiaries (other than the Corporate Group) to carry on its business, then the RCCI Shareholder agrees to provide and cause RCI to provide commercially reasonable assistance (including the provision of reasonably required information) to the proposed transferor of the Shares in order to assist such transferor in obtaining such Governmental Approval.

5.3	Withholding

5.3.1          Subject to section 5.3.3, if, prior to a purchaser making a payment to a vendor in respect of any purchase and sale of the Shares, the vendor has provided a completed CRA Form in accordance with its obligations in section 2.27.9, then the purchaser shall not be entitled to deduct or withhold taxes on any such payment made to the vendor of such Shares.

5.3.2          If (i) a purchaser is subject to an assessment or reassessment by the CRA (a “Purchaser Assessment”) for failing to deduct or withhold taxes on a payment made to a vendor in respect of any purchase and sale of the Shares and is found liable for taxes (including any interest and penalties) in connection therewith, and (ii) the purchaser makes a successful insurance claim under the Insurance Policy and receives an insurance payment to discharge the liability referred to in (i), then the purchaser shall not be entitled to seek recovery against the vendor for the portion of such taxes for which a payment under (ii) hereunder was received.

5.3.3          If, (i) immediately prior to a purchaser making a payment to a vendor in respect of any purchase and sale of the Shares, the vendor has failed to provide a completed CRA Form in accordance with its obligation in section 2.27.9, (ii) a Corporation Assessment or Purchaser Assessment has been issued or communication of a pending or threatened Corporation Assessment or Purchaser Assessment has been delivered by the CRA in writing to the Corporation or a purchaser, as applicable, and recoveries under the Insurance Policy in respect of any present or future liabilities in connection with the Corporation Assessment, Purchaser Assessment or written proposal, as applicable, are being disputed by the insurer or it is determined that there is insufficient coverage under the Insurance Policy, or (iii) there is a Change in Law, then the purchaser shall, subject to any mutually agreed alternative, have the right to make applicable withholdings on such payment made to the vendor. For greater certainty, (a) the Corporation or other purchaser, as applicable, shall only be entitled to make withholdings pursuant to this section 5.3.3 on amounts that are in excess of available Insurance Policy coverage, and (b) if the disputed coverage of a Corporation Assessment or a Purchaser Assessment as described in clause (ii) of this section 5.3.3 is resolved in favor of the Corporation or a purchaser, as applicable, then the Corporation or other purchaser, as applicable, shall refund to the vendor any amounts withheld pursuant to this section 5.3.3; provided that the obligation to refund amounts to the Investor Shareholder will be limited to the amount received by the Corporation or a purchaser in respect of the resolved dispute and will not apply to the extent such amounts relate to amounts which have not been withheld from the Investor Shares and have been remitted to the CRA.

ARTICLE 6
DISPUTE RESOLUTION AND ARBITRATION

6.1	Arbitration Procedure

Except as set out in section 4.1.2, all disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement, including with respect to its or their formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), will be determined in accordance with Schedule B, which sets out the sole and exclusive procedure for the resolution of Disputes.

ARTICLE 7
DISSOLUTION AND LIQUIDATION

7.1	Dissolution

The Corporation will dissolve and its affairs will be wound up upon the approval of the Board and with Unanimous Approval.

7.2	Liquidation and Termination

7.2.1          On dissolution of the Corporation, the Board may appoint one (1) or more Persons as liquidator(s). The liquidator(s) will proceed diligently to wind up the affairs of the Corporation and liquidate the Corporation’s assets and make final distributions as provided herein and in accordance with applicable laws. The costs of liquidation will be borne as an expense of the Corporation. Until final distributions are made, the liquidator(s) will continue to operate the Corporation with all of the power and authority of the Board.

7.2.2          The steps to be accomplished by the liquidator(s) are as follows:

7.2.2.1          The liquidator(s) shall pay, satisfy or discharge from the Corporation’s funds all of the debts, liabilities and obligations of the Corporation (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

7.2.2.2          As promptly as practicable after dissolution, the liquidator(s) shall (a) determine the final distributions to each Shareholder, in accordance with section 7.2.3, and (b) deliver to each Shareholder a statement (the “Liquidation Statement”) setting forth the amounts and recipients of such final distributions, which Liquidation Statement shall be final and binding on all Shareholders.

7.2.2.3          As soon as the proper amounts of the final distributions have been determined in accordance with section 7.2.2.2 above, the liquidator(s) shall promptly make the final distributions to the Shareholders in accordance with the Liquidation Statement.

7.2.3          Final distributions shall be made in cash, pro rata to the Shareholders in accordance with their Interests.

7.2.4          A reasonable time shall be allowed for the orderly winding up of the Business and affairs of the Corporation and the liquidation of its assets in order to minimize any losses otherwise attendant upon such winding up.

7.3	Provision for Contingent Claims

7.3.1          The liquidator shall make a reasonable provision to pay all debts, liabilities and obligations of the Corporation, including all contingent, conditional or unmatured debts,

liabilities and obligations actually known to the Corporation but for which the identity of the claimant is unknown.

7.3.2          If there are insufficient assets to both pay the creditors pursuant to section 7.2 and to establish the provision contemplated by section 7.3.1, the debts, liabilities and obligations of the Corporation shall be paid as provided for in accordance to their priority, and, among debts, liabilities and obligations of equal priority, ratably to the extent of assets therefor.

7.4	Certificate of Dissolution

On completion of such final distribution, the liquidator shall file the articles of dissolution, cancel any other registrations to do business, and take such other actions as may be necessary to terminate the existence of the Corporation.

ARTICLE 8
ADDITIONAL COVENANTS

8.1	Exclusivity; Certain Rogers Parties Undertakings

8.1.1          Notwithstanding any other provision of the Transaction Documents, and subject to Article 6 of the Backhaul Services Agreement:

8.1.1.1          From the date of this Agreement until the earlier to occur of (a) the date on which no Class B Shares or Class C Shares are issued and outstanding and (b) the date on which RCCI (or its designee) acquires all of the Class B Shares and Class C Shares issued and outstanding in accordance with the terms of this Agreement (the “Restricted Period”), the Corporation will be the exclusive provider to the Rogers Group of Backhaul Services for Data Transmission in the Territory (collectively, the “Restricted Activities”).

8.1.1.2          Each of the Rogers Parties will not, and will cause each other member of the Rogers Group not to, in any capacity whatsoever, during the Restricted Period:

8.1.1.2.1          use or allow any other Person to use the Backhaul Equipment, other than pursuant to this Agreement, the Management Services Agreement and the Backhaul Services Agreement;

8.1.1.2.2          canvass, solicit or engage any other Person, including itself or its Affiliates for any purpose; or

8.1.1.2.3          establish, carry on, engage in, have any financial or other interest in or otherwise be commercially involved in any endeavor, activity or business,

in each case, (i) which is in competition with, directly or indirectly, the Restricted Activities or which reduces the Rogers Group’s reliance on the Corporation for the Restricted Activities, and (ii) so long as RCI is not an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)), in a manner that reduces the Backhaul Fees payable under the Backhaul Services Agreement.

8.1.1.3          Notwithstanding anything contained in section 8.1.1, no member of the Rogers Group will be restricted from any of the following, and none of the following will be construed as a breach of section 8.1.1:

8.1.1.3.1          undertaking any action: (i) in order to comply with applicable laws; (ii) outside of the Territory; (iii) to address telecommunications emergencies, critical network and other temporary failures or impactful disasters; (iv) in connection with RCI resupplying the Backhaul Services to RCCI or any member of the Rogers Group, or any of them providing the Backhaul Services to their customers, provided RCI pays the Backhaul Fees due to the Corporation in accordance with the Backhaul Services Agreement (without duplication); or (v) under the Management Services Agreement;

8.1.1.3.2          providing or receiving Restricted Activities; provided that (i) the fees that would have been payable to the Corporation for such Restricted Activities do not exceed fifty million Canadian dollars ($50,000,000) in any Fiscal Year, calculated using the rate for the Tier 2 Volume (as defined in the Backhaul Services Agreement), and (ii) provided that RCI pays the Corporation the Backhaul Fees in relation thereto in accordance with the Backhaul Services Agreement (without duplication) as if such Restricted Activities had been provided through the Backhaul;

8.1.1.3.3          providing or receiving Restricted Activities in circumstances where the transmission of cellular Data (as defined in the Backhaul Services Agreement) in the Territory uses any part of the Backhaul Services between any Cell Site Connecting Point and the A3 (or any replacement location) of the applicable Core Network (each as defined in the Backhaul Services Agreement), and is measured for the purposes of calculating Backhaul Fees (and therefore results in Backhaul Fees payable by RCI in relation thereto); and

8.1.1.3.4          passively holding directly or indirectly less than five per cent (5%) of the securities of a body corporate which is listed on a recognized stock exchange.

8.1.2          During the Restricted Period, the Rogers Parties will not, nor will the Rogers Parties permit any of their respective Subsidiaries to, without the consent of the Investor Shareholder, enter into or permit to exist any agreement, instrument or undertaking (other than the Transaction Documents) to which the Rogers Parties or any of their respective Subsidiaries is a party or by which it or any of its assets is bound (including any agreement representing Indebtedness), or amend or otherwise modify any such agreement, instrument or undertaking in a manner which would otherwise be restricted by this section 8.1.2, that, by its express terms, (a) limits, conditions or otherwise restricts the ability of the Corporation to make or declare dividends or other distributions on the Investor Shares, (b) requires that any Lien (other than Permitted Liens) be created or incurred on the assets of the Corporation, or (c) requires that the Corporation become a guarantor or obligor with respect to any Indebtedness of the Rogers Parties or any of their respective Subsidiaries (excluding members of the Corporate Group); provided that the foregoing shall not apply to the extent required by applicable law or to any agreement, instrument or undertaking which (i) is entered into in accordance with section 2.25.1, (ii) is a customary provision restricting subletting or assignment of any lease governing a leasehold interest of the Corporation or any of its Subsidiary or the assignment of any license or sublicense agreement, (iii) is a customary provision restricting assignment of any agreement entered into in the ordinary course of business or (iv) is a restriction on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business.

8.2	Non-Competition, Non-Solicitation and Non-Disparagement

8.2.1          Unless otherwise agreed to by RCCI, until the earlier of (a) the date the Investor Shareholder ceases to hold any Shares and (b) the third (3rd) anniversary of the date hereof (the “Investor Restricted Period”), the Investor, on its own behalf and on behalf of any funds and accounts Controlled or managed by BXCI that have direct or indirect economic exposure to the Shares (each, a “Restricted Party”), covenants, undertakes and agrees that they shall not, and shall not cause another Person to, directly or indirectly, in any manner whatsoever, including either individually or in partnership, jointly or in conjunction with any other Person on their own behalf or on behalf of any Person (including such Shareholder):

8.2.1.1          enter into any agreement with BCE Inc., TELUS Corporation, Quebecor Inc., or Cogeco Communications Inc., any of their respective Controlled Affiliates or any other Canadian telecommunications provider whose services compete with the Business (the “Main Competitors”), the primary purpose of which is to serve as lead investor or lead arranger for (a) a debt or equity financing in respect of a business operating in Canada that is substantially similar to the Business (each, a “Restricted Backhaul Opportunity”), or (b) a structured equity financing in respect of a business operating in Canada that is owned or Controlled by a Main Competitor that (i) is in respect of telecommunications infrastructure located in Canada other than backhaul assets, (ii) constitutes a minority equity ownership, (iii) is supported primarily by cash flows generated pursuant to an intercompany offtake arrangement and (iv) is redeemable by such Main Competitor at a fixed rate of return (each, a “Restricted Non-Backhaul Opportunity” and, together with any Restricted Backhaul Opportunity, a “Restricted Opportunity”), unless, upon the consummation of any such Restricted Opportunity during the Investor Restricted Period, the Investor Shareholder pays to the RCCI Shareholder (or pursuant to section 2.27.3.4 directs the Corporation to offset from the next distribution of

Available Cash payable to the Investor Shareholder a portion thereof and to instead distribute such portion to the RCCI Shareholder in respect of the Class A Shares held by the RCCI Shareholder) an amount in cash equal to $[■] (a “Restricted Opportunity Fee”) (and, for purposes of clarity, following such payment the applicable Restricted Party shall not be restricted from engaging in such Restricted Opportunity); provided that, notwithstanding anything to the contrary provided herein, no Restricted Party shall be restricted from purchasing or otherwise acquiring any equity securities that are listed on a recognized stock exchange, debt securities, loans, or other similar securities directly from a Main Competitor or any of its Affiliates (or the underwriters, arrangers or placement agents thereof) or participating in the syndication thereof so long as such equity securities, debt securities, loans or other similar securities are not offered to finance a Restricted Opportunity; or

8.2.1.2          offer employment or engagement to, solicit or attempt to solicit the employment or engagement of, induce or otherwise encourage any Restricted Employee to leave their position or employment or terminate their contractual arrangement (as applicable), or induce or otherwise encourage any such employee or contractor to accept employment or engagement elsewhere, provided that nothing herein shall prohibit or restrict (a) any general advertisement, general solicitation or use of a search firm (or hiring as a result thereof) that is not specifically directed towards the Restricted Employees, (b) the solicitation or employment of any person who is no longer employed by the Corporate Group (so long as such person was not solicited or encouraged by any Restricted Party to leave the employ of the Corporate Group), or (c) the solicitation or hiring of any person who contacts any Restricted Party of his or her own initiative without any prior solicitation by such Restricted Party (other than as permitted by clauses (a) or (b) of this proviso).

8.2.2          In addition to the foregoing, if Blackstone Inc. or any or its Affiliates (other than a Restricted Party) consummates a Restricted Opportunity during the Investor Restricted Period, then the Investor Shareholder shall pay (or pursuant to section 2.27.3.4 direct the Corporation to offset from the next distribution of Available Cash payable to the Investor Shareholder a portion thereof and to instead distribute such portion to the RCCI Shareholder in respect of the Class A Shares held by the RCCI Shareholder) the Restricted Opportunity Fee in accordance with Section 8.2.1.1 above.

8.2.3          Unless otherwise agreed to by RCCI, for so long as an Investor Shareholder holds any Shares, the Investor, on its own behalf and on behalf of any of its Affiliates, covenants, undertakes and agrees that they shall not, and shall not cause another Person to, directly or indirectly, in any manner whatsoever including either individually or in partnership, jointly or in conjunction with any other Person on their own behalf or on behalf of any Person (including such Shareholder), make or publish any written or oral public statement or remark that is intended by the Person making or publishing such public statement or remark to knowingly to disparage or defame RCI, any Affiliate of RCI (but only to the extent that the Investor or Affiliate had actual knowledge that such Person was an Affiliate of RCI at the time of making such statement or remark), the Corporation or any of the Corporation’s Subsidiaries or any of their respective employees, officers, shareholders or directors in any way that is reasonably likely to impugn the reputation of such Person; provided that nothing in this section 8.2.3 shall prevent the Investor Shareholder from (a) making true and accurate statements, as specifically required by any applicable law, legal process or Governmental Entity, or (b) defending against claims, or enforcing the Investor Shareholder’s rights, under any Transaction Document.

8.2.4          Unless otherwise agreed to by the Investor, for so long as an Investor Shareholder holds any Shares, each of the Rogers Parties, on its own behalf and on behalf of any of its Affiliates, covenants, undertakes and agrees that they shall not, and shall not cause another Person to, directly or indirectly, in any manner whatsoever including either individually or in partnership, jointly or in conjunction with any other Person on their own behalf or on behalf of any Person (including such Rogers Party), make or publish any written or oral public statement or remark that is intended by the Person making or publishing such public statement or remark to knowingly disparage or defame Blackstone Inc., any Affiliate of Blackstone Inc. (but only to the extent that the applicable Rogers Party or Affiliate had actual knowledge that such Person was an Affiliate of Blackstone Inc. at the time of making such statement or remark), the Corporation or any of the Corporation’s Subsidiaries or any of their respective employees, officers, shareholders or directors in any way that is reasonably likely to impugn the reputation of such Person provided that nothing in this section 8.2.4 shall prevent such Rogers Party from (a) making true and accurate statements, as specifically required by any applicable law, legal process or Governmental Entity, or (b) defending against claims, or enforcing such Rogers Party’s rights, under any Transaction Document.

8.2.5          The Investor (on its own behalf and on behalf of the Restricted Parties and the other Persons described in section 8.2.2) acknowledges that the restrictions contained in this section 8.2 are reasonable and necessary to protect the legitimate interests of the Corporation or its Subsidiaries and RCCI and its Affiliates and constitute a material inducement to the Corporation and RCCI to enter into this Agreement. In the event that any covenant contained in this section 8.2 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law, provided, for greater certainty, that no such reformation shall increase or extend the scope of the covenants contained herein. The covenants contained in this section 8.2 are severable and distinct covenants and provisions, including severable and distinct from any similar covenants or provisions contained in any other agreement to which the Investor or a Restricted Party is a party or otherwise bound, and shall operate in addition to, and in parallel with, any such other or similar covenants. The invalidity or unenforceability of any such covenant as written shall not invalidate or render unenforceable the remaining covenants, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant in any other jurisdiction.

8.3	Confidentiality

8.3.1          Each Shareholder acknowledges and agrees that in the course of its involvement as a Shareholder, it has received and may continue to receive Confidential Information. Except as otherwise consented to by the other Shareholder in writing, each Shareholder shall not and shall not cause or direct any of their Affiliates to, for as long as the Confidential Information remains confidential, use for any purpose other than in connection with such Shareholder’s investment in the Corporation, or directly, indirectly or otherwise use, communicate, distribute, disclose, disseminate, make available to any third party, lecture upon or publish articles relating to the Confidential Information, provided, however, that nothing in this section 8.3 shall preclude any Shareholder from disclosing or using Confidential Information:

8.3.1.1          if the Confidential Information (a) is available to the public or in the public domain at the time of such disclosure or use, without breach by such Shareholder or its Affiliates of this Agreement, or (b) was, is or becomes available to the applicable Shareholder on a non-confidential basis from a source other than the other Shareholder or its Affiliates (provided that such source was not known by such Shareholder, after reasonable inquiry, to be prohibited from disclosing such information by a legal, contractual or fiduciary obligation);

8.3.1.2          if disclosure is required to be made by any law, regulation, Governmental Entity or body or by court or arbitral order; provided that such Shareholder shall, except in the case of a routine audit or examination by, or a blanket document request from, a governmental or regulatory entity that does not reference the Corporation, any other Shareholder or this Agreement, (a) to the extent permitted by applicable law, promptly notify the Corporation in writing of its obligation to disclose, (b) disclose only that portion of information that they are legally required to disclose on the advice of their legal counsel and (c) at the Corporation’s expense, use reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment shall be accorded to such Confidential Information by the recipients thereof;

8.3.1.3          if disclosure is required to be made to any regulatory authority with jurisdiction over the Shareholder or any of its Affiliates or Subsidiaries;

8.3.1.4          if disclosure is made to the Shareholder’s or its Affiliates’ directors, managers, officers, representatives, agents and employees; provided that (a) such directors, managers, officers, representatives, agents and employees must have a need to know such information; and in such event only to the extent necessary in connection with the operation of the Corporation, the performance of the Shareholder’s obligations or the enforcement of the Shareholder’s rights (including pursuant to the Transaction Documents to which such Shareholder is a party), and (b) such directors, managers, officers, representatives, agents and employees, are instructed by the Shareholder to treat any Confidential Information in accordance with the terms of this Agreement, provided that any breach of this Agreement by any such Person shall be deemed to be a breach of this Agreement by the Shareholder;

8.3.1.5          if disclosure is made to the Shareholder’s or its Affiliates’ lawyers, accountants tax advisors or other professional advisors where such lawyers, accountants, tax advisors or other professional advisors are subject to a duty of confidentiality or are instructed by the Shareholder to treat any Confidential Information in accordance with the terms of this Agreement provided that any breach of this Agreement by such parties shall be deemed to be a breach of this Agreement by the Shareholder;

8.3.1.6          if disclosure is made to rating agencies who need to know such Confidential Information in order to issue a credit rating;

8.3.1.7          if disclosure is made by Investor Shareholder to its direct or indirect limited partners, noteholders, owners or co-investors, provided that if such limited partners, noteholders, owners or co-investors are receiving Confidential Information (other than with respect to high-level, summary information regarding the Corporation’s operations or financial performance), such recipient shall be subject to customary confidentiality obligations reasonably consistent with the terms of this Agreement and such information shall be limited to customary financial reporting and information relating to the performance of the Business, without inclusion of any commercially sensitive or other operational information; or

8.3.1.8          to any bona fide prospective purchaser of the equity or assets of the Corporation or its Affiliates or prospective financing sources to, or merger partners of, any Shareholder or the Corporation or their respective Affiliates, provided that such purchaser, financing source or merger partner (a) is reasonably expected to satisfy the requirements of section 3.3.3 (unless waived by the non-transferring Shareholder) and (b) agrees in writing to be bound by the provisions of this section 8.3 or other confidentiality agreement that includes confidentiality and use provisions at least as restrictive as the provisions herein, in each case, provided that the Corporation is a third party beneficiary to any such agreement.

8.3.2          The Investor Shareholder acknowledges that it is aware, and it will advise its Affiliates and any Person who receives Confidential Information from the Investor Shareholder, that applicable securities laws prohibit any Person who has received material non-public information from purchasing or selling securities of an issuer or from communicating such information to any other Person who may trade on such information.

8.3.3          The provisions of this section 8.3 shall apply during the term of this Agreement and for three (3) years following termination of this Agreement, and shall continue to apply to any Shareholder who ceases to be a Shareholder for three (3) years following the date that it ceases to be a Shareholder.

8.4	Other Business Activities of the Shareholders; Waiver of Corporate Opportunities

8.4.1          The parties hereto, including the Corporation (on its own behalf and on behalf of its Subsidiaries), expressly acknowledge and agree that, except as set forth in section 8.2: (a) neither the execution of this Agreement nor the investment by the Shareholders in the Corporation shall restrict or preclude any Shareholder or any director or officer of the Corporation or any of its Subsidiaries from investing in, participating in the management of, engaging or doing business with, or otherwise maintaining business or strategic relationships with, any business or entity which competes or may compete, directly or indirectly, with the Corporation or its Subsidiaries; and (b) nothing contained herein shall limit, prohibit or restrict any director or officer of the Corporation or any of its Subsidiaries from serving on the board of directors or other governing body or committee of, or being an officer or employee of, any other entity. The parties hereto, including the Corporation (on its own behalf and on behalf of its Subsidiaries), expressly waive, to the fullest extent permitted by applicable law, any rights to assert any claim that any of the activities of the Shareholders or their respective Affiliates or any director or officer of the Corporation or any of its Subsidiaries contemplated in this section 8.4.1 breaches any fiduciary or other duty or obligation owed to the Corporation, its Subsidiaries or any Shareholder by the Shareholders or their respective Affiliates or any director or officer of the Corporation or any of its Subsidiaries or to assert that such involvement constitutes a conflict of interest with respect to the Corporation, its Subsidiaries or any Shareholder.

8.4.2          The Corporation (on its own behalf and on behalf of its Subsidiaries) is entitled to and does hereby waive and renounce any interest or expectancy of the Corporation and its Subsidiaries in or to, or in being offered an opportunity to participate in, any business opportunities that are offered or presented to any Shareholder or its respective Affiliates or any director or officer of the Corporation or any of its Subsidiaries (collectively, the “Specified Persons”) and no Specified Person shall have any duty to communicate or present any such opportunity to the Corporation or any of its Affiliates or Shareholders. Without limiting the generality of the foregoing, the Corporation (on its own behalf and on behalf of its Subsidiaries) specifically waives and renounces any rights the Corporation or its Subsidiaries might have in any business venture or business opportunity of any of the Specified Persons, and none of the Specified Persons shall have any obligation to offer any interest in any such business venture or business opportunity to the Corporation or its Subsidiaries or otherwise account to the Corporation or its Subsidiaries in respect of any such business venture or business opportunities. In furtherance of the foregoing, each Shareholder hereby waives any right to assert any claim such Shareholder or any of its Affiliates may otherwise have at any time with respect to the waiver contemplated by this section 8.4 or the subject matter of this waiver, including, without limiting the foregoing, by way of a claim or application under section 240 or section 242 of the Act, or any similar claim, and each Shareholder hereby covenants not to bring any such claim or application, directly or indirectly, in any manner whatsoever.

8.5	Trigger Events

8.5.1          The Corporation shall deliver or cause to be delivered to each Shareholder, promptly (but in any event within five (5) Business Days) upon the Corporation becoming aware thereof, written notice of the occurrence of any Currency Default or Trigger Event, as well as a detailed description of the facts and circumstances of such Currency Default or Trigger Event (including any estimated liabilities in connection therewith, if applicable); provided that, if the Corporation fails to deliver such written notice prior to the Investor Shareholder becoming aware of the occurrence of any Currency Default or Trigger Event, then the Investor Shareholder may elect, in its sole discretion, to deliver written notice of the occurrence of such Currency Default or Trigger Event to the RCCI Shareholder and the Corporation.

8.5.2          Upon the delivery of written notice to the applicable Shareholders or the Corporation pursuant to section 8.5.1:

8.5.2.1          in the case of a UA Trigger Event, the RCCI Shareholder, the Corporation or any of its Subsidiaries, as applicable, shall have thirty (30) days thereafter to fully cure such UA Trigger Event, to the extent such UA Trigger Event is curable (the “UA Cure Period”);

8.5.2.2          in the case of a MVA Trigger Event, the RCCI Shareholder or RCI, as applicable, shall have five (5) Business Days thereafter to fully cure such MVA Trigger Event (the “MVA Cure Period”); and

8.5.2.3          in the case of a CD Trigger Event, the RCCI Shareholder or RCI, as applicable, shall have five (5) Business Days thereafter to fully cure such CD Trigger Event (the “CD Cure Period”);

8.5.3          Following the occurrence of (i) a UA Trigger Event and the expiration of any UA Cure Period associated therewith before the Corporation or any of its Subsidiaries has fully cured such UA Trigger Event, (ii) a MVA Trigger Event and the expiration of any MVA Cure Period associated therewith before the RCCI Shareholder or RCI has fully cured such MVA Trigger Event, (iii) a CD Trigger Event and the expiration of any CD Cure Period associated therewith before the RCCI Shareholder or RCI has fully cured such CD Trigger Event, or (iv) an Exclusivity Trigger Event, each of the following remedies shall apply notwithstanding anything to the contrary in this Agreement or the other Transaction Documents:

8.5.3.1          the definition of “Eligible Transferee” and “Permitted Holder” in relation to the Investor Shareholder shall mean any Person other than any Restricted Transferee;

8.5.3.2          the Corporation (a) shall structure any distributions of Available Cash as distributions to all of the holders of the Class A Shares, Class B Shares and Class C Shares (pro rata in accordance with their respective Interests), and (b) shall be restricted from distributing all or any portion of Available Cash allocable to the

Class A Shares in the form of incremental borrowing by RCI pursuant to the RCI Demand Promissory Notes;

8.5.3.3          subject to RCCI’s funding rights set forth in section 2.25.3(b), Unanimous Approval shall be required with respect to the Corporation or any Subsidiary thereof making, or entering into any agreement or arrangement to make, aggregate capital expenditures or acquiring from any Person (by merger, amalgamation, arrangement, consolidation, combination or similar transaction), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, in a Fiscal Year for an amount which exceeds, individually or in the aggregate, the UA Line Item for Corporate Group CapEx set forth in the then-current Plan; and

8.5.3.4          for so long as such Trigger Event remains uncured (to the extent such Trigger Event is capable of being cured) and is continuing, then, other than in respect of a Special Call Event, RCCI shall not be permitted to deliver a Call Notice and shall be restricted from exercising its right to require the holders of the Class B Shares and Class C Shares to sell to RCCI or a designee of RCCI the Shares held by the Investor Shareholder pursuant to section 4.1 and, for greater certainty (x) a Trigger Event shall not affect RCCI’s rights under section 4.1 or Schedule J in respect of a Special Call Event and (y) in respect of RCCI’s rights under section 4.1 that are not in respect of a Special Call Event, once such Trigger Event is cured or is otherwise not continuing, RCCI shall be permitted to deliver a Call Notice and shall be permitted to exercise its right to require the holders of Class B Shares and Class C Shares to sell to RCCI or a designee of RCCI the Shares held by such holders pursuant to section 4.1.

8.5.4          In the event that the RCCI Shareholder (a) has disputed in good faith the existence of any Trigger Event or the cure thereof, and (b) has submitted a Notice of Arbitration to the Investor Shareholder in accordance with the procedures set forth on Schedule B, then the remedies set forth in Section 8.5.3 shall be stayed pending the resolution of such Dispute in accordance with the terms of Schedule B.

8.6	Tax Cooperation

The Corporation and the Investor Shareholder shall cooperate fully with each other in connection with all tax reporting, compliance, administration and similar functions in connection with the ownership of the Corporation, including by making available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any tax return or the compliance with any requirements of applicable law for any period during which the Investor Shareholder is a Shareholder (including, for greater certainty and without limitation, by providing Investor Shareholder with all information relevant to determining (i) the Corporation’s current and accumulated “earnings and profits” for U.S. federal income tax purposes (as determined pursuant to subchapter C of the Internal Revenue Code of 1986, as amended (the “Code”)), (ii) the Corporation’s status as a “controlled foreign corporation” within the meaning of Section 957 of the Code, (iii) the portion, if any, of the Corporation’s income that is “subpart F income” as defined in Section 952 of the Code, (iv) the Corporation’s status as a “passive foreign investment company” within the meaning of Section 1297 of the Code, and if the Investor

Shareholder determines the Corporation is a “passive foreign investment company”, the information necessary to make a “Qualified Electing Fund” election pursuant to Section 1295 of the Code (including any protective statements related thereto), and (v) the Investor Shareholder’s reporting obligations under Section 6038 and 6038B of the Code).

8.7	Insurance & Recovery

8.7.1          A copy of the Insurance Policy, shall be delivered to the Investor, and such policy is in full force on the entering into of this Agreement.

8.7.2          The Insurance Policy shall at all times provide that: (a) subject to the rights described in section 8.7.3, the provider of the Insurance Policy has no, and waives and agrees not pursue any and all, subrogation rights against the Investor and its transferees; and (b) the Investor and its transferees each a third party beneficiary of the foregoing waiver of subrogation right. The Corporation and RCCI acknowledge and confirm that, without the prior written consent of the Investor, neither of the Corporation nor RCCI shall permit the Insurance Policy to be amended, waived or otherwise modified in any manner that would deviate from the requirements set out in this section 8.7.2.

8.7.3          Notwithstanding anything to the contrary in the Transaction Documents, if the Investor or its transferees receives a refund of any taxes (including any interest or penalties thereon) under the Tax Act in respect of distributions or payments made to the Investor or its transferees pursuant to this Agreement as to which any of the Corporation, RCCI or the insurers under the Insurance Policy has paid such amounts to the CRA, the Investor and its transferees shall pay over such refund to the Corporation, RCCI or the insurers, as applicable, net of reasonable out-of-pocket expenses, costs and taxes (net of any applicable net tax benefits actually realized as a reduction of cash taxes) incurred in connection with the receipt of such refund. The insurance provider is a third party beneficiary of the foregoing recovery right.

ARTICLE 9
GENERAL PROVISIONS

9.1	Injunctive Relief and Specific Performance

Notwithstanding anything to the contrary in the Transaction Documents, each party hereto agrees that the other parties would suffer irreparable damage in the event that any of the provisions of this Agreement are not performed by such party in accordance with the terms hereof or are otherwise breached by such party, and that monetary damages, even if available, may not be an adequate remedy, and that any party hereto will be entitled to seek an injunction or injunctions or a declaration or declarations to compel specific performance by the other parties of their obligations under this Agreement and to prevent breaches or threatened breaches of the provisions of this Agreement by the other parties, in addition to any other remedy available to such parties at law or equity. No party hereto shall be required to provide or post any bond or other security in connection with any such injunction, specific performance or other equitable relief.

9.2	Limitation of Liability

The maximum aggregate liability of the Corporation and its Affiliates (including, for greater certainty, RCI and RCCI) to the Investor Shareholder and its Affiliates pursuant to this Agreement and the Subscription Agreement at any specified time will be an amount equal to the sum of (a) the Call Price (for purposes of this section 9.2, net of the aggregate amount of any Investor Elective Funding) calculated as of the date any due amounts are determined by the mutual agreement of the parties or a court of competent jurisdiction issuing a final and non-appealable judgment (the date of such final, mutually agreed or otherwise non-appealable determination, “Determination Date”) as if the Call Date were deemed to have occurred as of the Determination Date (provided that, (x) if the Determination Date occurs prior to the eighth (8th) anniversary of the date of this Agreement, then the Call Price shall be calculated as if the Call Date were deemed to have occurred as of the eighth (8th) anniversary of the date of this Agreement and (y) if the Determination Date occurs after the twelfth (12th) anniversary of the date of this Agreement, then the Call Price shall be calculated as if the Call Date were deemed to have occurred as of the twelfth (12th) anniversary of the date of this Agreement) and (b) the Out of Pocket Expenses.

9.3	Aggregate Ownership; One Voice Rule

9.3.1          With respect to each class of Shares or all Shares taken together, whenever a threshold for the amount of Shares or the percentage of ownership of Shares is determined as to a Shareholder in this Agreement, the Shares of such Shareholder’s Eligible Transferees shall be aggregated with the Shares of such Shareholder, provided that, in no event shall more than one Shareholder be treated as holding, or deemed to hold, such aggregated amount or percentage ownership of Shares.

9.3.2          In the event of any Transfer by a Shareholder to an Eligible Transferee in accordance herewith, any notice required hereunder to be given to all Shareholders need be given only to such transferring Shareholder in respect of itself and its Eligible Transferees, and any Shares held by its Eligible Transferees shall be deemed for purposes of this Agreement to continue to be held by such transferring Shareholder such that such transferring Shareholder shall be deemed, for all legal purposes, to have an irrevocable mandate (power of attorney) from its Eligible Transferees with respect to all matters arising out of this Agreement. Any rights or obligations of such members of its Eligible Transferees shall be deemed to be those of the transferring Shareholder and vice versa and all actions taken by the transferring Shareholder in connection therewith and in respect of or affecting the Shares shall apply to and be effective and binding upon all of the transferring Shareholder’s Eligible Transferees as if made by such Shareholder directly, all with the intention that the Corporation and the other Shareholders shall not be obligated to deal with a multiplicity of Shareholders as a result of a Shareholder transferring Shares to its Eligible Transferees.

9.4	All Shares Subject to this Agreement; Independent Legal Advice

9.4.1          Each of the Shareholders agrees that it shall be bound by the terms of this Agreement with respect to all Shares held by it from time to time.

9.4.2          Each of the Shareholders acknowledges that it has been advised to and has been given an opportunity to obtain independent legal advice with respect to entering into this Agreement, that it has obtained such independent legal advice, and that such Shareholder is entering into this Agreement of its own free will, not being under any coercion, duress or undue influence to do so, and with full capacity and authority to do so, and with full knowledge of the contents of this Agreement and its rights and obligations under this Agreement.

9.5	Indemnity by the Corporation; Insurance

9.5.1          To the fullest extent permitted by law, the Corporation shall indemnify all directors, former directors and officers and former officers of the Corporation or any of its Subsidiaries and all Persons who act or acted, directly or indirectly, at the Corporation’s or any Subsidiary’s request as a director or officer of a body corporate of which the Corporation or any Subsidiary is or was a shareholder or creditor, and his or her heirs, estate, executors and legal personal representatives, against all costs, charges and expenses, including any amount paid to settle any action or satisfy any judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other action or proceeding in which he or she is involved by reason of being or having been a director or an officer of the Corporation or any of its Subsidiaries or a director or officer of such body corporate or by reason of acting or having acted in any such capacity if:

9.5.1.1          he or she acted honestly and in good faith with a view to the best interests of the Corporation, its Subsidiary or such body corporate, as the case may be (and, for greater clarity, no Person shall be entitled to any indemnification pursuant to this section 9.5.1 if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such Person is seeking indemnification pursuant to this section 9.5.1, such Person acted in bad faith or engaged in fraud, gross negligence or willful misconduct); and

9.5.1.2          in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

9.5.2          The right to indemnification provided pursuant to this section 9.5 shall also apply to any Shareholder to the extent that such Shareholder exercises the rights, powers, duties and liabilities of a director but shall otherwise not serve to indemnify Shareholders, including for internal disputes among Shareholders, and the Corporation shall make such application to the Court of King’s Bench of Alberta in order to give full effect to the foregoing.

9.5.3          The Corporation shall forthwith pass all resolutions and take such other steps, including the execution of directors’ indemnification agreements, as may be required to give full effect to this section 9.5.

9.5.4          The right to indemnification conferred herein shall include the right to be paid or reimbursed by the Corporation for any reasonable costs, fees and expenses incurred by an indemnified Person who was, is or is threatened to be made a named defendant or respondent or otherwise made involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a “Proceeding”) in advance of the final disposition of the Proceeding and without any determination as to the indemnified Person’s ultimate entitlement to indemnification; provided, however, that the Corporation may require, as a condition to the advancement or reimbursement or payment of such costs, fees and expenses incurred by any such indemnified Person in advance of the final disposition of a Proceeding, a written undertaking, by or on behalf of such indemnified Person, to promptly repay amounts so advanced if and to the extent it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this section 9.5 or otherwise.

9.5.5          To the extent available at a reasonable price as determined by the Board, the Corporation shall purchase and maintain customary indemnification insurance for the benefit of the current and former directors and officers of the Corporation and its Subsidiaries against such liabilities, in such amounts and on such terms as the Directors determine, acting reasonably. It is the intent of the Shareholders and the Corporation that such insurance be the primary (and not secondary or contributory) source of indemnification for any directors, former directors, officers and former officers, and in no event shall such Persons be obligated to first pursue claims against any other insurance policy or other source of recovery prior to being eligible for any payment under the Corporation’s insurance. As of the date hereof, RCI (or one of its Affiliates) maintains a customary insurance policy that provides coverage for each of the RCCI Directors and the Investor Directors, and, to the extent such insurance policy is cancelled, expires or is otherwise modified such that each of the RCCI Directors and the Investor Directors does not benefit from such insurance policy and such policy is not replaced by RCI (or one of its Affiliates) with a substitute customary insurance policy that provides coverage for each of the RCCI Directors and the Investor Directors, RCI (or one of its Affiliates) or the Corporation shall promptly procure a customary directors and officers insurance policy for the benefit of each of the RCCI Directors and the Investor Directors.

9.5.6          Any indemnification pursuant to this section 9.5 shall be made only out of the assets of the Corporation, it being agreed that the Shareholders shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Corporation to enable it to effectuate such indemnification.

9.5.7          The provisions of this section 9.5 are contract rights for the benefit of such Persons.

9.6	Term and Termination

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and, except as provided below, shall continue in force until the earliest of:

9.6.1          the date on which one Shareholder holds all the Shares; and

9.6.2          the date on which this Agreement is terminated by written agreement of all the Shareholders.

Notwithstanding the foregoing, following the termination of this Agreement pursuant to this section 9.6, the provisions of section 8.3 and sections 9.1 to 9.8 inclusive, and all other provisions required to give effect to the intention of the parties hereto as reflected therein, shall continue in force in accordance with their terms. Where requested by any of the relevant parties, the other relevant parties shall enter into separate agreements to reflect such continuing provisions of this Agreement.

9.7	Ceasing to be a Shareholder

Except pursuant to Transfers of the Shares to Eligible Transferees, in which event the Shareholder and its Eligible Transferee shall be bound by the terms hereof, any Shareholder that ceases to hold the Shares shall, at the same time, cease to be a party to this Agreement. Notwithstanding the foregoing, the provisions of section 8.3 and sections 9.1 to 9.8 inclusive, and all other provisions required to give effect to the intentions reflected therein, shall continue to apply to such Shareholder in accordance with their terms after such Shareholder ceases to be a party hereto and, if so requested by any party hereto, such Shareholder shall enter into a separate agreement with the Corporation to reflect such continuing obligations.

9.8	Termination and Cessation Not to Affect Rights or Obligations

Except as expressly otherwise provided herein, a termination of this Agreement or cessation to be a Shareholder shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination or cessation and such rights and obligations shall survive the termination of this Agreement or cessation to be a Shareholder.

9.9	Reclassification of Shares

The provisions of this Agreement shall apply, mutatis mutandis, to any shares or securities of any nature into which the Shares may be converted, exchanged, reclassified, redivided, redesignated, divided or consolidated, to any shares or securities of any nature that are received by a Shareholder as a bonus issue or distribution payable in shares, securities, warrants, rights or options of any nature of the Corporation, to any shares, securities, warrants, rights or options of any nature of the Corporation or any successor, continuing company or continuing corporation of the Corporation that may be received by a Shareholder on a reorganization, amalgamation, arrangement, consolidation or merger, statutory or otherwise, and to any shares, securities, warrants, rights or options hereafter issued or allotted by the Corporation to a Shareholder, all of which shares, securities, warrants, rights or options shall be deemed to be Shares for all purposes of this Agreement including the definition of Shares in section 1.1 hereof.

9.10	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and shall be given by prepaid first-class mail or email by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth (4th) Business Day after the post-marked date thereof, or if sent by email, will be deemed to have been received on the day on which it was transmitted (or, if such day is not a Business Day or such email was transmitted after 5:00 p.m. (Toronto time), on the next following Business Day), or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by email and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows:

(a)	If to the Corporation:

Backhaul Network Services Inc. c/o Rogers Communications Canada Inc.
333 Bloor Street East
Toronto, ON M4W 1G9
Attention:	Chief Legal Officer and VP, Treasurer
Email:	[Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Torys LLP
Suite 3000
79 Wellington Street West
Box 270, TD Centre
Toronto, ON M5K 1N2
Attention:	Rima Ramchandani and Cameron Koziskie [Redacted: Personal Information]

and

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention:	John D. Pitts and Brittany Sakowitz, P.C.
Email:	[Redacted: Personal Information]

and

Stikeman Elliott LLP
1155 Rene-Levesque Blvd. West
41st Floor
Montreal, QC H3B 3V2
Attention:	Warren M. Katz and Jason Paperman
Email:	[Redacted: Personal Information]

(b)	If to RCCI:

Rogers Communications Canada Inc.
333 Bloor Street East
Toronto, ON M4W 1G9
Attention:	Chief Legal Officer and VP, Treasurer
Email:	[Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Torys LLP
Suite 3000
79 Wellington Street West
Box 270, TD Centre
Toronto, ON M5K 1N2
Attention:	Rima Ramchandani and Cameron Koziskie
Email:	[Redacted: Personal Information]

(c)	If to the Investor:

Blackstone Private Credit Strategies LLC
345 Park Avenue
New York, NY 10154
Attention:	Martin Quintanar, Judson Finnegan and BXCI Closing Coordination Team
Email:	[Redacted: Personal Information]

with a copy (which shall not constitute notice) to each of:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: John D. Pitts and Brittany Sakowitz, P.C.
Email:	[Redacted: Personal Information]

and

Stikeman Elliott LLP
1155 Rene-Levesque Blvd. West
41st Floor
Montreal, QC H3B 3V2
Attention:	Warren M. Katz and Jason Paperman
Email:	[Redacted: Personal Information]

Notwithstanding the foregoing, any notice or other communication required or permitted to be given by any party pursuant to or in connection with any arbitration procedures contained in Schedule B may only be delivered by hand or by electronic communication.

9.11	Time of the Essence

Time is of the essence in this Agreement.

9.12	Further Assurances

Each of the Shareholders agrees that it shall be bound by the terms of this Agreement with respect to all the Shares held by it and shall vote and act at all times as a Shareholder of the Corporation and in all other respects use commercially reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within such Shareholder’s power to implement to their fullest extent the provisions of this Agreement and to cause the Corporation to act in the manner contemplated by this Agreement.

9.13	Amendments and Waivers

No amendment, supplement, restatement or replacement (collectively an “amendment”) to or of this Agreement shall be valid or binding unless the approval of such amendment is set forth in writing and duly executed by the Shareholders. No waiver of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific provision waived. No failure on the part of any Shareholder to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

9.14	No Third-Party Beneficiaries

9.14.1          Except as otherwise provided for herein (including sections 2.2, 2.16 and 5.1, as applicable) the parties hereto intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties to this Agreement, and the other Persons entitled to indemnification hereunder, and no other Person shall be entitled to rely on the provisions of this Agreement in any Proceeding, hearing or other forum.

9.14.2          The parties to this Agreement hereby constitute the Corporation as trustee for each of such Persons with respect to any benefits or rights accrued to such Persons under this Agreement and the Corporation accepts such trust and agrees to hold and enforce such benefits or rights on behalf of such Persons.

9.15	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts electronically (PDF)) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

9.16	Paramountcy

To the extent permitted by applicable law and subject to the rules and provisions set out under Schedule A of the articles of the Corporation, if there is a conflict or inconsistency between the terms of this Agreement and the Articles, the terms of this Agreement shall govern to the extent of that conflict or inconsistency and the Shareholders agree to use their commercially reasonable efforts to amend the Articles to eliminate such conflict or inconsistency.

9.17	Inconsistency

This Agreement shall override the exhibits and Schedules annexed hereto to the extent of any inconsistency.

9.18	Enurement

9.18.1          This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns and heirs, estate, executors and legal personal representatives.

9.18.2          Each party hereto may enforce the covenants, warranties and other obligations given to it in this Agreement independently.

9.18.3          Except as otherwise provided in this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable or transferable by any party without the prior written consent of the other parties, unless (i) the assignor Transfers any or all of the Shares owned by it to the assignee and such Transfer is permitted under and completed in accordance with this Agreement, and (ii) the assignee agrees to be bound by this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

BACKHAUL NETWORK SERVICES INC.

By:
Name:
Title:

By:
Name:
Title:

MAPLE CONNECT ISSUER LP, by its general partner, MAPLE GP HOLDINGS LTD.

By:
Name:
Title:

ROGERS COMMUNICATIONS CANADA INC.

By:
Name:
Title:

By:
Name:
Title:

Solely the purposes of section 8.1:

ROGERS COMMUNICATIONS INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A
SHAREHOLDERS AND SHAREHOLDINGS

Shareholder	Number and class of shares in the capital of the Corporation	Jurisdiction
Rogers Communications Canada Inc.	501 Class A Shares	Canada

Maple Connect Issuer LP	125 Class B Shares 374 Class C Shares	Cayman Islands

Schedule A to Unanimous Shareholders Agreement

SCHEDULE B

DISPUTE RESOLUTION AND ARBITRATION PROCEDURE

DEFINITIONS

1.	In this Schedule:

“Arbitrator(s)” means either the sole arbitrator, or the panel of three arbitrators appointed pursuant to paragraphs 5 and 6;

“Chair” means either the sole arbitrator, or the chair appointed pursuant to paragraphs 5 and 6;

“Claimant” means any Party that commences a Dispute pursuant to paragraph 4;

“Disputes” has the meaning attributed to such term in paragraph 2;

“paragraph” means a paragraph of this Schedule;

“Party” means a party to a Dispute; and

“Respondent” means a Party to a Dispute who is not the Claimant.

GENERAL

2.
All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement, including with respect to its or their formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), will be determined in accordance with this Schedule. The Parties will continue to perform their obligations herein while any Dispute is outstanding.

3.
Nothing shall prevent the Parties from mutually agreeing to resolve a Dispute through an alternative procedure to what is provided for in this Schedule (such as through mediation) or from pausing, abridging, or extending any deadline provided for in this Schedule. To be valid, such agreement shall be set out in writing.

COMMENCEMENT OF DISPUTE RESOLUTION & APPOINTMENT OF ARBITRATOR(S)

4.	A Party shall commence a Dispute by delivering a written notice of arbitration (the “Notice of Arbitration”) to the other Party, which will include:

a.	the full names, descriptions and addresses of the Parties;

b.	a demand that the Dispute be referred to arbitration pursuant to this Schedule;

c.	a general description of the Dispute; and

Schedule B to Unanimous Shareholders Agreement

d.	the relief or remedy sought.

5.
Following delivery of a Notice of Arbitration, the Parties shall confer and attempt to agree upon a single Arbitrator to resolve the Dispute. If the Parties agree on a single Arbitrator, the Dispute shall be resolved by a sole Arbitrator. If the Parties are unable to agree upon a sole Arbitrator within seven days, the Dispute shall be resolved by a panel of three Arbitrators selected as follows:

a.	The Claimant shall appoint one Arbitrator;

b.	The Respondent shall appoint one Arbitrator; and

c.	The Claimant and Respondent-appointed Arbitrators shall confer and mutually appoint a third Arbitrator to serve as the Chair of the panel.

6.
If the Parties cannot agree on a sole Arbitrator as contemplated by Section 5 and their appointees cannot agree upon the third Arbitrator as contemplated by Section 5.c within ten days, any Party shall be free to apply, on notice to all the other Parties, to a judge of the Ontario Superior Court of Justice to appoint the Chair of the arbitral panel. In particular, and without limiting the generality of the foregoing, the Parties agree that oral and documentary discovery procedures developed for and used in court procedures are generally not appropriate procedures for obtaining documents and information in an arbitration.

CONDUCT OF THE ARBITRATION

7.
Subject to the Agreement and this Schedule, the Arbitrators may conduct the arbitration in such manner as the Arbitrators consider appropriate. In making any decision or rendering any award, the Arbitrators shall have regard to the purpose of this Dispute Resolution procedure, being the efficient and timely resolution of Disputes.

INTERIM RELIEF

8.	At the request of any Party, the Arbitrators may take such interim measures as the Arbitrators consider necessary in respect of the Dispute.

AWARDS & COSTS

9.
The Arbitrators may make final, interim, interlocutory and partial awards. Any award will be considered to be validly made if it is approved either by the sole Arbitrator or by the majority of the panel of Arbitrators, as the case may be. An award may grant any remedy or relief which the Arbitrators consider just and equitable and consistent with the intention of the Parties under the Agreement. The Arbitrators will state in the award whether or not the Arbitrators view the award as final or interim, for purposes of any judicial proceedings in connection with such award.

10.
The Arbitrators shall endeavour to render any final, interim, interlocutory or partial award within thirty days of a hearing (whether the hearing proceeds orally or in writing). If the Arbitrators are unable to render an award within thirty days, they shall advise the Parties of

Schedule B to Unanimous Shareholders Agreement

that fact, the reason that they are unable to render the award within thirty days, and the date by which they will render the award.

11.	All awards for the payment of money will include prejudgment and post-judgment interest.

12.	All awards will be in writing and will state reasons.

13.
The Arbitrators may apportion the costs of the arbitration, including the reasonable fees and disbursements of the Arbitrators and the legal costs and disbursements of the Parties, between or among the Parties in such manner as the Arbitrators consider reasonable. In determining the allocation of these costs, the Arbitrators will invite submissions as to costs from the Parties and may consider, among other things, any offer of settlement made by any Party.

RIGHTS OF APPEAL

14.	Any award for exclusively non-monetary relief or under $2,500,000 shall be final and binding without any right of appeal.

15.
Notwithstanding anything to the contrary in the International Commercial Arbitration Act, 2017, S.O. 2017, c. 2, Sched. 5, in cases of an award of $2,500,000 or greater, a party may appeal any aspect of the award, including non-monetary relief, to the Ontario Superior Court of Justice, whether on a question of law or mixed law and fact.

ADDITIONAL MATTERS

16.	The seat of the arbitration shall be Ontario. Unless the Parties agree otherwise, all case conferences and hearings will be conducted in Toronto, Ontario in the English language.

17.
All notices or other communications required or permitted to be given under this Schedule to a Party will be given in the manner specified in section 9.10 of the Agreement. All notices or other communications and all other documents required or permitted by this Schedule to be given by the Parties to the Arbitrators will be given in accordance with the Arbitrators’ instructions.

18.
The Parties desire that any Dispute should be conducted in strict confidence and that there will be no disclosure to any Person of the existence of the Dispute or any aspect of the Dispute except as is necessary for the resolution of the Dispute. All matters relating to, all evidence presented to, all submissions made in the course of, and all documents produced in accordance with this Schedule or any order of the Arbitrators or created in the course of or for the purposes of resolving a Dispute, as well as any arbitral award, will be kept confidential and will not be disclosed without the prior written consent of all Parties except in connection with an application of a Party in aid of or to enforce the terms of this Schedule or an award, by applicable laws, or by an order of an Arbitrator made pursuant to a motion or application on notice to all Parties.

Schedule B to Unanimous Shareholders Agreement

SCHEDULE C
ASSUMPTION AGREEMENT

To:	Backhaul Network Services Inc. (the “Corporation”)

And To:	Each of the Shareholders of the Corporation

Re:
[Transfer/Issuance] of [Shares] (the “Owned Securities”) [by [■] (the “Transferring Shareholder”)] to [■] (the “New Shareholder”) pursuant to the unanimous shareholder agreement dated as of [■], 2025 between the Corporation, Maple Connect Issuer LP, Rogers Communications Canada Inc. and Rogers Communications Inc. (as amended from time to time, the “Shareholder Agreement”)

1.
The New Shareholder, in consideration of being permitted to own the Owned Securities and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), for the benefit of the other parties bound by the Shareholder Agreement, as of the date hereof, hereby:

(a)	acknowledges that it has received a copy of the Shareholder Agreement and has read and understood fully the provisions of the Shareholder Agreement;

(b)
acknowledges that, prior to the execution of this Assumption Agreement, it has either obtained independent legal advice as to its rights and obligations under the Shareholder Agreement, or has been under no compulsion to act and has deliberately chosen not to obtain independent legal advice, and it understands all of its rights and obligations under the Shareholder Agreement and is executing and delivering this Assumption Agreement of its own free will, not being under any coercion, duress or undue influence to do so, and with full capacity and authority to do so, and with full knowledge of the contents of the Shareholder Agreement;

(c)	makes the representations and warranties in Section 2 below;

(d)	makes the covenants made by the Shareholders in Article 3 of the Shareholder Agreement as of the date hereof;

(e)	covenants and agrees to hold the Owned Securities subject to the Shareholder Agreement; and

(f)
becomes a party to and ratifies, intervenes in and agrees to be bound by, all of the terms, provisions, and conditions contained in the Shareholder Agreement in the same manner and to the same extent as if the New Shareholder had been an original party to the Shareholder Agreement.

2.	The New Shareholder represents and warrants as of the date hereof:

Schedule C to Unanimous Shareholders Agreement

(a)
that (i) if applicable, such Shareholder is duly formed and validly existing under the laws of its jurisdiction and (ii) such Shareholder has the power and capacity to enter into and give full effect to the Shareholders Agreement;

(b)
that the Shareholders Agreement has been duly executed, authorized and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

(c)
that the execution and delivery by such Shareholder of this Assumption Agreement and the performance of its obligations hereunder and under the Shareholders Agreement do not and will not (a) if applicable, conflict with, or result in the breach of any provision of the constitutive documents of such Shareholder or (b) violate, in any material respect, any law applicable to such Shareholder, the Corporation or any of its Subsidiaries;

(d)
that such Shareholder has not granted or become party to, and shall not grant or become a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provisions of the Shareholders Agreement or would otherwise frustrate or limit the ability of such Shareholder to comply with its obligations thereunder;

(e)
that other than any consents that have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Shareholder from any Governmental Entity in connection with (a) the execution, delivery or performance of this Assumption Agreement and the performance of the Shareholders Agreement or (b) the consummation of any of the transactions contemplated herein or therein; and

(f)	that such Shareholder is not a non-Canadian under the Investment Canada Act (Canada) or is a resident of such jurisdiction indicated opposite such Shareholder’s name in this Assumption Agreement.

3.
[The Transferring Shareholder, in consideration of being permitted to Transfer the Owned Securities to the New Shareholder and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), for the benefit of the other parties bound by the Shareholder Agreement, hereby as of the date hereof:

(a)	represents and warrants that the New Shareholder qualifies as an Eligible Transferee pursuant to the Shareholder Agreement by virtue of [■]; and

(b)	to the extent that the New Shareholder is an Affiliate or an Eligible Transferee of the Transferring Shareholder, covenants and agrees that it shall:

(i)	ensure that the representations and warranties in 3(a) above continue to be true at all times;

Schedule C to Unanimous Shareholders Agreement

(ii)	continue to be bound by all the provisions of the Shareholder Agreement notwithstanding the Transfer of the Owned Securities to the New Shareholder; and

(iii)	remain liable for the performance by the New Shareholder of all its obligations incurred in the manner described in Article 3 of the Shareholder Agreement.]

Capitalized terms used in this Assumption Agreement but not otherwise defined herein have the respective meanings attributed thereto in the Shareholder Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

Schedule C to Unanimous Shareholders Agreement

DATED as of this [■ ]day of [■] 20[■].

[NEW SHAREHOLDER]

By:
Name:
Title:

By:
Name:
Title:

[TRANSFERRING SHAREHOLDER]

By:
Name:
Title:

By:
Name:
Title:

Schedule C to Unanimous Shareholders Agreement

SCHEDULE D
MULTIPLIER

[Redacted: Commercially Sensitive]

Schedule D to Unanimous Shareholders Agreement

SCHEDULE E
ILLUSTRATIVE CALCULATION OF AVAILABLE CASH

[Redacted: Commercially Sensitive]

Schedule E to Unanimous Shareholders Agreement

SCHEDULE F
DEFINITION OF EBITDA

[Redacted: Commercially Sensitive]

Schedule F to Unanimous Shareholders Agreement

SCHEDULE G
INITIAL 5-YEAR BUSINESS PLAN AND INITIAL ANNUAL PLAN

[Redacted: Commercially Sensitive]

Schedule G to Unanimous Shareholders Agreement

SCHEDULE H
ILLUSTRATIVE CALCULATION OF CALCULATED CAPEX AVERAGE

[Redacted: Commercially Sensitive]

Schedule H to Unanimous Shareholders Agreement

SCHEDULE I
ILLUSTRATIVE CALCULATION OF EXCHANGE RATE

[Redacted: Commercially Sensitive]

Schedule I to Unanimous Shareholders Agreement

SCHEDULE J
SPECIFIED CALL PARAMETERS

[Redacted: Commercially Sensitive]

Schedule J to Unanimous Shareholders Agreement

SCHEDULE 5.1(Q)
BAD ACTOR REPRESENTATIONS

“Rule 506 Bad Actor” means a person for whom any of the following statements is true.

(a)
The person has been convicted, within ten years before the date on which the Investor is signing this Agreement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the U.S. Securities and Exchange Commission (the “SEC”); or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities.

(b)
The person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the date on which the Investor is signing this Agreement, that, at the time the Investor is signing this Agreement, restrains or enjoins that person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

(c)
The person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time the Investor is signing this Agreement, bars that person from: (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the date on which the Investor is signing this Agreement.

(d)
The person is subject to an order of the SEC entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or section 203(e) or 203(f) of the Investment Advisers Act of 1940 that, at the time the Investor is signing this Agreement: (i) suspends or revokes that person’s registration as a broker, dealer, municipal securities dealer or investment adviser; (ii) places limitations on the activities, functions or operations of, or imposes civil money penalties on, that person; or (iii) bars that person from being associated with any entity or from participating in the offering of any penny stock.

(e)	The person is subject to any order of the SEC, entered within five years before the date on which the Investor is signing this Agreement, that, at the time the Investor is signing this Agreement, orders that person to cease and desist from committing or causing a future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including, but not limited to, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

(f)
The person has been suspended or expelled from membership in, or suspended or barred from, association with a member of, a securities self-regulatory organization (e.g., a registered national securities exchange or a registered national or affiliated securities association) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(g)
The person has filed (as a registrant or issuer), or the person was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five years before the date on which the Investor is signing this Agreement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time the Investor is signing this Agreement, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(h)
The person is subject to a U.S. Postal Service false representation order entered within five years before the date on which the Investor is signing this Agreement, or the person is, at the time the Investor is signing this Agreement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the U.S. Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

SCHEDULE 7.3(A)
COMPANY CLOSING CERTIFICATE

(See attached.)

CERTIFICATE

TO:	Maple Connect Issuer LP (the “Investor”)

RE:
Subscription agreement dated April 3, 2025 among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. (the “Company”) and the Investor (the “Subscription Agreement”)

DATE:	[■], 2025

This certificate is being delivered pursuant to Section 7.3(a) of the Subscription Agreement. Capitalized terms used but not defined herein have the meanings assigned to them in the Subscription Agreement.

I, [■], the duly appointed [■], hereby certify for and on behalf of the Company, in my capacity as [■] and not in my personal capacity, that:

(a)
the representations and warranties of the Company contained in Sections 3.1(a) [Organization and Status], 3.1(b) [Validity of Agreement; No Conflict], 3.1(c) [Execution and Binding Obligation], 3.1(d) [Issuance of Shares], 3.1(e) [Capitalization] and 3.1(l) [No Brokers] of the Subscription Agreement are true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date);

(b)
the other representations and warranties of the Company contained in Section 3.1 of the Subscription Agreement are true and correct in all material respects as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it is true and correct in all respects after giving effect to such qualification; and

(c)	the covenants contained in the Subscription Agreement to be performed by the Company on or prior to the date hereof have been performed in all material respects.

[Remainder of page intentionally left blank.]

DATED as of the first date written above.

BACKHAUL NETWORK SERVICES INC.

By:
	Name:	[■]
[■]

SCHEDULE 7.3(B)
ROGERS CLOSING CERTIFICATE

(See attached.)

CERTIFICATE

TO:	Maple Connect Issuer LP (the “Investor”)

RE:
Subscription agreement dated April 3, 2025 among Rogers Communications Inc. (“RCI”), Rogers Communications Canada Inc. (“RCCI” and, together with RCI, the “Rogers Parties”), Backhaul Network Services Inc. and the Investor (the “Subscription Agreement”)

DATE:	[■], 2025

This certificate is being delivered pursuant to Section 7.3(b) of the Subscription Agreement. Capitalized terms used but not defined herein have the meanings assigned to them in the Subscription Agreement.

I, [■], the duly appointed [■], hereby certify for and on behalf of each Rogers Party, in my capacity as [■] and not in my personal capacity, that:

(a)
the representations and warranties of the Rogers Parties contained in Sections 4.1(a) [Organization and Status], 4.1(b) [Validity of Agreement; No Conflict] (other than Section 4.1(b)(iv)) and 4.1(e) [Execution and Binding Obligation] of the Subscription Agreement are true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date);

(b)
the representation and warranty of the Rogers Parties contained in Section 4.1(b)(iv) (Validity of Agreement; No Conflict) of the Subscription Agreement is true and correct in all respects as of the date hereof with the same force and effect as if such representation and warranty was made on and as of such date, disregarding any materiality qualifier contained in such representation and warranty except where the failure to be so true and correct in all respects would not have a Rogers Material Adverse Effect;

(c)
the other representations and warranties of the Rogers Parties contained in Section 4.1 of the Subscription Agreement are true and correct in all material respects as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it is true and correct in all respects after giving effect to such qualification; and

(d)	the covenants contained in the Subscription Agreement to be performed by the Rogers Parties on or prior to the date hereof have been performed in all material respects.

[Remainder of page intentionally left blank.]

DATED as of the first date written above.

ROGERS COMMUNICATIONS INC.

By:
	Name:	[■]
	Title:	[■]

ROGERS COMMUNICATIONS CANADA INC.

By:
	Name:	[■]
	Title:	[■]

SCHEDULE 7.4(A)
INVESTOR CLOSING CERTIFICATE

(See attached.)

CERTIFICATE

TO:	Rogers Communications Inc. (“RCI”) Rogers Communications Canada Inc. (“RCCI”) Backhaul Network Services Inc. (the “Company”)

RE:	Subscription agreement dated April 3, 2025 among RCI, RCCI, the Company and Maple Connect Issuer LP (the “Investor”) (the “Subscription Agreement”)

DATE:	[■], 2025

This certificate is being delivered pursuant to Section 7.4(a) of the Subscription Agreement. Capitalized terms used but not defined herein have the meanings assigned to them in the Subscription Agreement.

I, [■], the duly appointed [■], hereby certify for and on behalf of the Investor, in my capacity as [■] and not in my personal capacity, that:

(a)
the representations and warranties of the Investor contained in Sections 5.1(a) [Organization and Status], 5.1(b) [Validity of Agreement; No Conflict] and 5.1(d) [Execution and Binding Obligation] and 5.1(j) through 5.1(q) of the Subscription Agreement are true and correct in all respects, other than inaccuracies which are de minimis in nature, as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date);

(b)
the other representations and warranties of the Investor contained in Section 5.1 of the Subscription Agreement are true and correct in all material respects as of the date hereof with the same force and effect as if such representations and warranties were made on and as of such date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct only as of such earlier date), provided that if a representation and warranty is qualified by materiality, it is true and correct in all respects after giving effect to such qualification; and

(c)	the covenants contained in the Subscription Agreement to be performed by the Investor on or prior to the date hereof have been performed in all material respects.

[Remainder of page intentionally left blank.]

DATED as of the first date written above.

MAPLE CONNECT ISSUER LP, by its general partner, MAPLE GP HOLDINGS LTD.

By:
	Name:	[■]
[■]

SCHEDULE 10.5(B)
INVESTOR FINANCING COSTS

[Redacted: Commercially Sensitive]

SCHEDULE 11.1(A)
DISPUTE RESOLUTION PROCEDURE

Schedule B of the Company USA is incorporated herein by reference and shall apply, mutatis mutandis, to the Company, the Rogers Parties and the Investor in respect of any Dispute hereunder.

SCHEDULE 11.1(B)
SPECIFIC PERFORMANCE DISPUTE RESOLUTION EXPEDITED ARBITRATION PROCEDURE

Definitions.

1.	In this Schedule, “paragraph” means a paragraph of this Schedule.

Specific Performance Disputes.

2.
All Disputes in connection with s. 12.6(b) of the Subscription Agreement concerning the Company or the Rogers Parties’ entitlement to specific performance of the Investor’s obligation to cause the Equity Financing to be funded and to consummate the transactions contemplated by the Transaction Documents (a “Specific Performance Dispute”) shall be referred to and finally resolved by arbitration using the ADR Chambers Expedited Rules, as amended from time to time (the “Rules”) and this Schedule, including Appendix A to this Schedule. Unless the Parties agree in writing otherwise, the Rules and this Schedule apply exclusively to Specific Performance Disputes.

3.
The Parties acknowledge that the purpose of proceeding with the Rules in relation to Specific Performance Disputes is to provide a cost-effective, simple procedure to achieve a prompt, practical and just resolution, without pre-hearing procedures or going to court.

4.
The Parties agree that the Rules give the Parties a fair opportunity to present their case and respond to the case of the other side in relation to Specific Performance Disputes. The arbitration shall be held in Toronto and shall proceed in accordance with the provisions of the Arbitration Act, 1991 and the Rules. The language of the arbitration shall be English. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

5.	The Parties will continue to perform their obligations while any Specific Performance Dispute is outstanding.

6.
Nothing shall prevent the Parties from mutually agreeing to resolve a Specific Performance Dispute through an alternative procedure to what is provided for in this Schedule (such as through mediation) or from pausing, abridging, or extending any deadline provided for in the Rules or in this Schedule. To be valid, such agreement shall be set out in writing and executed by the Parties.

7.
Promptly following the failure by the Investor’s obligation to cause the Equity Financing to be funded and to consummate the transactions contemplated by the Transaction Documents in accordance with paragraph 2 above, the Rogers Parties or the Company may commence a Specific Performance Dispute by delivering a written notice of arbitration (the “Specific Performance Notice of Arbitration”) to the Investor with a copy to ADR Chambers, which will include:

(a)	a demand that the Specific Performance Dispute be referred to arbitration pursuant to this Schedule;

(b)	a description of the Specific Performance Dispute; and

(c)	the relief or remedy sought.

8.
The Parties agree that time is of the essence in the conduct of arbitration proceedings concerning Specific Performance Disputes and the Parties and the arbitrator will conduct the arbitration in an expeditious and speedy manner.

9.
The arbitral tribunal will consist of a single arbitrator, being an arbitrator from the list set out in Part 1 of Appendix A below selected by the Claimant. If none of the arbitrators listed in Part 1 of Appendix A is available or willing to determine the matter within the prescribed time frame, the Parties will appoint an arbitrator to whom they mutually agree in writing can deal with the matter most expeditiously and, if they fail to mutually appoint an arbitrator in writing after the delivery of the Specific Performance Notice of Arbitration within the timelines set out in the Rules, ADR Chambers will select the arbitrator based on the description of the dispute in the Specific Performance Notice of Arbitration and on the availability of arbitrators to conduct the arbitration in the time frames required by the Rules and this Schedule.

10.
The Parties shall mutually agree to update Part 1 of Appendix A every five (5) years from the Effective Date or sooner if any of the arbitrators listed on Part 1 of Appendix A hereto is no longer able or willing to act as an arbitrator with respect to Specific Performance Disputes. If the Parties fail to mutually agree to update Part 1 of Appendix A within thirty (30) days of the earlier of (x) every fifth (5th)-year anniversary of the Effective Date or (y) the date on which at least two (2) arbitrators have become no longer able or willing to act as an arbitrator with respect to Specific Performance Disputes hereunder, Part 1 of Appendix A will be deemed to be updated, without further action by the Parties, to include the names of the arbitrators selected by ADR Chambers, provided that such arbitrators will rank after any arbitrator(s) agreed upon by the Parties for the purpose of paragraph 9.

11.	The award will be final and binding and will not be subject to appeal, whether on a question of law, of fact or of mixed law and fact.

12.
If the losing party does not comply with an award within 7 days, the winning party may commence an application in court to have the award recognized and enforced as a judgment. The Parties consent to any such recognition application being issued on and determined by the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario. The Parties waive the application of Rule 38.06(3) of the Rules of Civil Procedure to any such recognition application, provided that any Notice of Application is served immediately on the Respondent following its issuance, and provided that the hearing of the application proceeds no less than 3 business days after service of the Notice of Application. Subject to the above, the losing party may oppose the application on any applicable basis under the Arbitration Act, 1991. Nothing in this paragraph shall prevent any party from commencing proceedings in respect of the Equity Letter of Credit from Blackstone Green Private Credit Fund III LP to Maple Connect Issuer LP dated April 4, 2025 or the Limited Guarantee dated as of April 4, 2025 by Blackstone Green Private Credit Fund III LP in favour of Rogers Communications Inc.

13.
Subject to the Rules, the Agreement and this Schedule, the arbitrator may conduct the arbitration in such manner as the arbitrator considers appropriate and expeditious. In making any decision or rendering any award, the arbitrator shall have regard to the purpose of this Specific Performance Dispute resolution procedure, being the efficient and just resolution of Specific Performance Disputes.

14.	In the event of any conflict between the Rules and the provisions of this Schedule, the provisions of this Schedule shall prevail.

Interim Relief.

15.	At the request of any Party, the arbitrator may take such interim measures as the arbitrator considers necessary in respect of the Specific Performance Dispute.

Awards and Costs.

16.	The arbitrator will state in the award whether or not the arbitrator views the award as final or interim, for purposes of any judicial proceedings in connection with such award.

17.	The arbitrator shall render a final award in accordance with the timelines set out in the Rules and this Schedule.

18.	All awards will be in writing and will state reasons.

19.
The arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the arbitrator and the legal costs and disbursements of the Parties, between or among the Parties in such manner as the arbitrator considers reasonable.

20.
All notices or other communications required or permitted to be given under this Schedule to a Party will be given in the manner specified in Section 10.6 of the Agreement, with a copy to ADR Chambers. All notices or other communications and all other documents required or permitted by this Schedule to be given by the Parties to the arbitrator will be given in accordance with the arbitrator’s instructions.

Appendix A

Arbitration Procedure

[Redacted: Commercially Sensitive]